As filed with the Securities and Exchange Commission on August 24, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DIRECTED ELECTRONICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Florida	3651	65-0964171

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1 Viper Way
Vista, California 92081
(760) 598-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
James E. Minarik
President and Chief Executive Officer
Directed Electronics, Inc.
1 Viper Way
Vista, California 92081
(760) 598-6200

(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:

Bruce E. Macdonough, Esq.	Mark A. Stegemoeller, Esq.
Brian H. Blaney, Esq.	Andrew S. Greenhalgh, Esq.
Greenberg Traurig, LLP	Latham & Watkins LLP
2375 East Camelback Road, Suite 700	633 West Fifth Street, Suite 4000
Phoenix, Arizona 85016	Los Angeles, California 90071-2007
(602) 445-8000	(213) 485-1234

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to Be Registered	Aggregate Offering Price(1)	Registration Fee

Common Stock, $.01 par value per share	$225,000,000.00	$26,482.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 24, 2005.
                            Shares
Common Stock

       This is an initial public offering of shares of common stock of Directed Electronics, Inc.
       Directed Electronics is offering                     of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional                      shares. Directed Electronics will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.
       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . Directed Electronics intends to list the common stock on the New York Stock Exchange under the symbol “DEI.”
       See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Directed Electronics	$	$
Proceeds, before expenses, to the selling shareholders	$	$
       To the extent the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from the selling shareholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	JPMorgan
CIBC World Markets

Wachovia Securities

Citigroup

Prospectus dated                           , 2005.

Directed®
ELECTRONICS, INC.
Vehicle Security and Convenience
Home Audio
Car Audio
Mobile Video
Satellite Radio

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Page

Prospectus Summary	1
Risk Factors	11
Special Note Regarding Forward-Looking Statements	25
Use of Proceeds	26
Dividend Policy	26
Capitalization	27
Dilution	28
Selected Consolidated Financial Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	49
Management	67
Certain Relationships and Related Party Transactions	76
Principal and Selling Shareholders	78
Description of Capital Stock	80
Description of Indebtedness	85
Shares Eligible for Future Sale	88
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of our Common Stock	91
Underwriting	94
Legal Matters	98
Experts	98
Change in Accountants	98
Where You Can Find Additional Information	99
Index to Financial Statements	F-1
Unaudited Pro Forma Financial Data	P-1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 16
EXHIBIT 21
EXHIBIT 23.1
EXHIBIT 23.2

       Unless otherwise noted, the industry and market data used in this prospectus were obtained from the Consumer Electronics Association. Certain data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources.
       Directed®, Viper®, Clifford®, Python®, Orion®, Precision Power®, a/d/s/ ®, Xtreme®, Definitive Technology®, Mythos®, ProCinema®, SuperCube®, Avital®, Valet®, Hornet®, Boa®, Automate®, No One Dares Come Close®, and DesignTech® are registered United States trademarks of Directed Electronics, Inc. or one of its wholly owned subsidiaries, and The Science of Securitytm are unregistered trademarks of Directed Electronics, Inc. or one of its wholly owned subsidiaries. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY
       This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes.
       All references to “we,” “us,” “our,” or “our company” in this prospectus refer to Directed Electronics, Inc. and its subsidiaries.
Our Business
       We are the largest designer and marketer of consumer branded vehicle security and convenience systems in the United States and a major supplier of home and car audio, mobile video, and satellite radio products. Our strong brand and product portfolio, extensive and highly diversified distribution network, and “asset light” business model have fueled the revenue growth and profitability of our company. In fact, we have increased revenue consistently every year for the last 15 years. For the year ended December 31, 2004, we generated total net sales of $189.9 million, which represents an 18.4% compound annual growth rate since 2000. For the 12-month period ended June 30, 2005, we generated total net sales of $226.1 million.
       As the leader in the vehicle security and convenience category, we offer a broad range of products, including security, remote start, hybrid systems, GPS tracking, and accessories, which are sold under our Viper, Clifford, Python, and other brand names. Our car audio products include speakers, subwoofers, and amplifiers sold under our Orion, Precision Power, Directed Audio, a/d/s/, and Xtreme brand names. We also market a variety of mobile video systems under the Directed Video and Automate brand names. In 2004, we expanded our presence in the home audio market when we acquired Definitive Technology, adding to our established a/d/s/ brand of premium loudspeakers. In August 2004, we began marketing and selling certain SIRIUS-branded satellite radio products, with exclusive distribution rights for such products to our existing U.S. customer base.
       Our products are sold through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers. In 2004, we sold to approximately 3,400 customers, representing over 7,500 storefronts. We are the exclusive supplier of professionally-installed vehicle security products to over 45% of our U.S. retailers. We have also built a strong presence in leading national and regional electronics retailers, including Best Buy, Circuit City, Magnolia Audio Video, and Audio Express. We also sell our vehicle security, convenience, and mobile video products through car dealers, and we recently entered the mass merchant and automotive parts retailer channels with do-it-yourself remote start and convenience products. Our international sales comprised approximately 13% of our 2004 net sales, and our products are sold in 73 countries throughout the world.
       We have a proven track record of enhancing our existing products and developing innovative new products, as evidenced by the 43 Consumer Electronics Association innovation awards we have earned. We hold an extensive portfolio of patents, primarily in vehicle security and also in audio. We license a number of these patents to leading automobile manufacturers and electronics suppliers, which provides us with an additional source of income. We outsource all of our manufacturing to third parties located primarily in Asia. We believe this manufacturing strategy supports a scalable business model, reduces our capital expenditures, and allows us to concentrate on our core competencies of brand management and product development.

Our Industry
       We compete in the following product categories within the wholesale consumer electronics industry, which in 2004 was estimated to be approximately $113 billion in the United States:

•	Security and Convenience. Security products consist of alarm systems designed to prevent theft of both vehicles and vehicle contents. Convenience products allow drivers to perform various functions remotely, such as starting a vehicle in order to heat or cool it prior to driving. Hybrid products contain both security and convenience functions. These markets continue to be characterized by technical innovation. Recent product introductions include two-way security systems, which report vehicle status to the user via an LCD screen on the remote, and GPS tracking systems, which allow for vehicle locating and tracking. We estimate that wholesale spending on aftermarket vehicle security and convenience products in the United States was approximately $300 million in 2004. We believe that this market is generally stable, with growth prospects based on increasing consumer awareness of the features available in aftermarket products compared to those of original equipment manufacturers (“OEMs”), which generally remain limited to basic security and keyless entry devices; continued public focus on security, particularly as consumers install more valuable electronics in their vehicles; enhanced product features; and broadening distribution channels.

•	Home Audio. We participate in the premium home loudspeaker market, which represented approximately $445 million of an estimated $1.1 billion separate home audio components wholesale market in 2004. Several developments are driving the growth of this market. For example, the emergence of home theater — the integration of audio and video systems to recreate the movie theater experience — has been an important driver of home speaker sales in recent years. Flat panel television sales grew to an estimated 3.4 million units in 2004, an increase of approximately 115% compared to 2003. We expect strong continued sales of flat panel televisions in 2005, driven by superior picture quality, high definition capabilities, attractive designs, and falling retail prices. Additionally, architectural loudspeakers (in-wall and in-ceiling speakers) appeal to consumers seeking to integrate their entertainment systems into their homes. We believe the transition to improved home entertainment systems provides a strong platform for continued growth in premium speaker sales, particularly with U.S. household penetration of flat panel televisions estimated at only 17% as of January 2005.

•	Car Audio. The total U.S. car audio wholesale aftermarket was approximately $2.2 billion in 2004. We participate in the portion of this market that consists of speakers, subwoofers, and amplifiers, an approximately $660 million market in 2004. More than 100 companies participate in this portion of the market, and retailer margins for these products are generally higher than for the “head units” used to control the audio system and play CDs and tapes. Although the market for speakers, subwoofers, and amplifiers has fluctuated, we believe that recent advancements in sound quality and storage formats, the advent of satellite radio, and the growing popularity of vehicle customization provide prospects for growth of car audio products.

•	Mobile Video. The U.S. mobile video and navigation wholesale aftermarket had an estimated $782 million in revenue in 2004. This category consists of overhead systems, stand-alone and headrest-mounted monitors, in-vehicle DVD players, and in-dash and portable navigation units. We offer all of these products other than in-dash and portable navigation units. Mobile video has gained in popularity particularly due to the adoption of rear seat entertainment units, which allow passengers to watch movies and play video games. We believe additional growth opportunities may emerge as technology is further developed, such as the recent introduction of mobile satellite television and enhanced digital recording capabilities.

•	Satellite Radio. Satellite radio service provides music, entertainment, and information programming on a subscription basis. There are currently two satellite radio service providers operating in the United States, SIRIUS Satellite Radio and XM Radio. These companies focus on providing the programming and have partnered with hardware suppliers to sell the hardware used to receive satellite broadcasts. The target market for satellite radio includes more than 200 million registered vehicles and over 100 million households in the United States. Satellite radio has experienced dramatic subscription growth. As of June 30, 2005, SIRIUS reported 1.8 million subscribers and SIRIUS has projected that the number of its subscribers will increase to 3.0 million by December 31, 2005. The recent growth in subscribers resulted in approximately $415 million in sales of plug-and-play satellite radio hardware in 2004. This market is expected to grow rapidly as programming content continues to expand and as more consumers become aware of satellite radio service.
Our Competitive Strengths
       We believe that the following key competitive strengths will contribute to our continued success:

•	Strong market positions. We enjoy the #1 market position in vehicle security and convenience products. We have established this position over the course of two decades by focusing on quality, innovation, and customer relationships. Over time, we have leveraged this platform to enter other complementary product categories such as mobile video, home audio, and satellite radio, where we have also built strong market positions. We believe our leading vehicle security and convenience market position is protected by an extensive portfolio of patents and trademarks and a proprietary database of over 5,000 automobile wiring diagrams. In addition, we believe that the customer service and technical service capabilities we provide contribute to maintaining our strong market positions. We also believe our extensive distribution network and relationships with specialty and national retailers give us an advantage over most competitors.

•	Broad portfolio of established brands. We believe our broad portfolio of established brands is a significant competitive strength. We believe our core brands are well-known and desired by the most important retailers of consumer electronics as well as by consumers. Our security and convenience brands Viper, Python, and Clifford enjoy a high-quality reputation and substantial consumer awareness. As a result of the strength of our brands, we are generally able to sell our security and convenience products at higher price points than similar products sold by other companies. We have expanded our broad portfolio of brands to include Definitive Technology, Orion, a/d/s/, Precision Power, Directed Video and Automate to target specific product categories or distribution channels within our markets. In the satellite radio market, SIRIUS enjoys high brand recognition among consumers as one of only two national satellite radio content providers. Our multi-brand portfolio also allows us to sell different brands through different channels and avoid the brand dilution and channel conflict experienced by some of our competitors.

•	Highly diverse customer base. Our products are sold through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers. We believe our diverse network of approximately 3,400 customers is a competitive strength. We have built strong relationships with the larger national and regional electronics retailers, and we have well-established relationships with more than 3,000 independent retailers. Except for Best Buy (including Magnolia Audio Video, a subsidiary of Best Buy) and Circuit City, no customer accounted for more than 3% of our net sales in 2004 or the first six months of 2005, with our top 25 and top 100 customers representing only 44.8% and 58.5% of net sales, respectively, in 2004. Our products also appeal to a broad demographic base of consumers, who are widely distributed across age, gender, marital status, income, and educational levels.

•	Attractive retailer proposition. Most of our brands provide retailers with attractive gross margins, which can range as high as 60-70% on our security and convenience products. In addition, a majority of our products (including over 96% of our security and convenience products) are professionally installed, which provides retailers with additional revenue opportunities. Other key elements of our retailer proposition include efficient inventory execution and an installer-friendly design philosophy. We believe our attractive retailer proposition is a critical competitive advantage because retailers typically have significant influence on customer buying decisions in our markets.

•	Strong track record of growth and operating profit. We have a consistent track record of delivering growth and profitability through various economic cycles. In fact, we have increased revenue consistently every year for the last 15 years. We have driven this growth organically, through product innovation and expansion of our customer base, as well as through acquisitions. In addition, our lean organization and cost structure, disciplined approach to business and capital management, and attractive margins have enabled us to consistently generate strong operating profit. Our operating profit has given us the flexibility to invest in our operations, bolster our growth through acquisitions, and pay our debt obligations ahead of schedule.

•	Scalable, outsourced manufacturing model. We outsource 100% of our manufacturing activities to third parties located primarily in Asia. This outsourced manufacturing model requires minimal capital expenditures, which have averaged approximately 1% of sales annually over the past five years. By outsourcing manufacturing, we have the ability to scale our business appropriately in response to changing market conditions. We believe this “asset-light” business model also allows us to focus on our core competencies of brand management and product development while maintaining attractive financial metrics such as high sales per employee.

•	Strong executive team with experience managing growth. Our senior management team, led by James E. Minarik, our chief executive officer, has over 100 years of collective consumer electronics industry experience. Over the past five years, our management team has more than doubled our net sales, completed four acquisitions, and established a solid platform for continued growth.
Our Strategy
       We have built our company around simple, straightforward principles, which will continue to be the foundation of our future as a public company. These include high quality, innovative, and reliable products designed “by installers for installers”; outstanding technical support; same day shipping on most orders; a relentless focus on company and dealer profitability; and easy-to-understand and customer-friendly practices in warranty, service, training, and installation support.
       We intend to further enhance our position as a leading designer and marketer of innovative, branded consumer electronics products. Key elements of our strategy include:

•	Leverage successful multi-brand strategy. Our successful multi-brand strategy is a key component of our future growth plans. In security and convenience products, we believe our Viper, Python, Clifford, and other brands position us to increase our sales in this profitable market across multiple distribution channels. We intend to utilize the multi-brand approach that has been successful for us in our security and convenience products to grow our home audio and mobile video sales. For example, in the mobile video area, we have introduced the Automate brand into the car dealer channel to differentiate these products from the Directed Video brand that we currently sell into the national, regional, and specialty retail channels.

•	Increase customer penetration. We intend to continue increasing our penetration within our existing network of approximately 3,400 customers. A key element of this strategy is our

“Power of One” marketing program, which facilitates cross-selling by creating incentives for our security and convenience retailers to also purchase our car audio and mobile video products. In addition, our introduction of SIRIUS-branded satellite radio receivers has enabled us to increase our shelf space in Best Buy, Circuit City, and elsewhere.

•	Develop new and enhanced products. We plan to leverage our expertise in product design and development, our strong intellectual property platform, and our diverse distribution network by continuing to develop and introduce new and enhanced products in our current and complementary categories. For example, we intend to capitalize on our technology base to develop and introduce enhanced two-way technologies, GPS/telematics systems, and additional LCD menu products. We have also recently introduced a car audio amplifier integrated with a security device, which can impose limits on amplifier use when the alarm is put in valet mode and can prevent the amplifier from being used if it is stolen.

•	Expand distribution channels. We intend to broaden the distribution of our products by expanding our distribution channels, both domestically and internationally.

•	Domestic. We intend to continue adding some of the largest and fastest growing retailers in the United States to our distribution network. We recently entered the mass merchant and automotive parts retailer channels with do-it-yourself remote start and convenience products. We also intend to increase our presence in the car dealer channel.

•	International. We believe that many of the same factors that have driven the growth of our business in the United States could also benefit our international business. Our international growth strategy includes appointing new distributors and working with our security and convenience customers to sell additional product categories. We are also considering establishing a direct sales force in selected foreign countries.

•	Pursue selective acquisition opportunities. We operate in a number of fragmented markets, and we regularly evaluate opportunities to acquire companies, brands, and technologies. We believe acquisitions enable us to leverage our distribution and brand management capabilities and our strengths in product design and development. We plan to continue to pursue acquisition opportunities in a disciplined fashion and to consummate acquisitions that offer attractive synergies and valuations.
Our History
       We were founded in 1982 by Darrell and Katherine Issa. During our first 17 years, we established our position in the security and convenience industry by introducing the Viper brand and developing strong supply relationships with an extensive distribution network of local and national specialty retailers. We also diversified beyond security, introducing our first car audio products in 1996.
       We were acquired in December 1999 by investment funds affiliated with Miami-based Trivest Partners, L.P., which we collectively refer to as “Trivest” in this prospectus. Following the completion of this offering, Trivest will beneficially own approximately                     % of our common stock. In 2000, our founder, Darrell Issa, was elected to the United States House of Representatives and, as a result, Trivest hired James E. Minarik to be our chief executive officer. During Trivest’s ownership and under Mr. Minarik’s leadership, we have significantly broadened our product portfolio both organically (audio, mobile video, satellite radio, GPS tracking) and through the acquisitions of Clifford Electronics in 2000; ADS Technologies in 2001; and Definitive Technology in 2004.
       In June 2004, we completed a recapitalization in which we raised debt proceeds totaling approximately $185.0 million. In the recapitalization, we entered into a new credit agreement for a total of $136.0 million, consisting of a $111.0 million term loan and an undrawn $25.0 million revolving loan. We also entered into a subordinated note agreement for a total of $74.0 million consisting of $37.0 million of senior subordinated notes and $37.0 million of junior subordinated notes. The proceeds from these borrowings, totaling approximately $185.0 million, plus approximately $10.5 million in cash, were used to (1) repay approximately $78.5 million of outstanding debt and accrued interest, (2) pay approximately $6.3 million of costs, fees, and expenses associated with the recapitalization, (3) pay approximately $1.3 million under an equity participation agreement with our chief executive officer, and (4) pay a special dividend to shareholders and warrantholders of approximately $109.4 million.
Our Corporate Information
       We are a Florida corporation with our principal executive offices at 1 Viper Way, Vista, California 92081. Our telephone number is (760) 598-6200. Our primary website is located at www.directed.com. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus.

The Offering

Common stock offered:

By us	shares

By the selling shareholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, assuming an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses. We intend to use approximately $ million of such net proceeds to prepay our subordinated notes and accrued interest, which includes a $740,000 prepayment premium, and approximately $ million to terminate certain sale bonus agreements, our management agreement and our associate equity gain program.

We will not receive any proceeds from sales by the selling shareholders in this offering.

Proposed New York Stock Exchange Symbol	DEI

Risk Factors	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before buying shares of our common stock.
       The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of June 30, 2005. These shares:

•	include shares of common stock issuable upon the exercise of warrants outstanding at , 2005 with an exercise price of $ per share; and

•	exclude shares of common stock reserved for issuance under our incentive compensation plan at , 2005.
       Unless otherwise indicated, all information in this prospectus reflects an amendment to our articles of incorporation and the conversion of our Class A common stock and Class B common stock into a single class of common stock, all of which will be effected prior to the completion of this offering. Pursuant to the amendment, each share of Class A common stock and each share of Class B common stock will be converted into                      shares of new common stock.

Summary Consolidated Financial and Other Data
       The following table sets forth our summary consolidated financial data. The pro forma statement of operations data gives effect to our June 2004 recapitalization, our September 2004 acquisition of Definitive Technology, and this offering as if all of such events were consummated January 1, 2004. The financial statements as of and for the years ended December 31, 2002 and 2003 have been restated, as discussed in Note 2 to our financial statements. You should read this information in conjunction with our financial statements, including the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements of Definitive Technology, and “Unaudited Pro Forma Financial Data” included elsewhere in this prospectus.
       The as adjusted column of the balance sheet data reflects our sale of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the proceeds as described under “Use of Proceeds.”

							Six Months Ended
	Year Ended December 31,						June 30,

					Pro
					Forma
	2002	2003	2004		2004		2004		2005

	(Restated)	(Restated)			(Unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$123,709	$131,765	$189,869	(a)	$205,940	(a)	$71,450	(a)	$107,721
Cost of sales	61,960	69,907	108,525		114,907		36,616		68,997

Gross profit	61,749	61,858	81,344		91,033		34,834		38,724
Total operating expenses	30,470	31,782	41,105		46,173		18,802		23,344

Income from operations	31,279	30,076	40,239	(a)	44,860	(a)	16,032	(a)	15,380
Interest expense, net (b)	9,723	9,091	16,523		14,448		7,131		10,062

Income before provision for income taxes	21,556	20,985	23,716		30,412		8,901		5,318
Provision for income taxes	8,793	8,514	9,754		12,478		3,664		2,165

Net income	$12,763	$12,471	$13,962		$17,934		$5,237		$3,153

Other Data:
Adjusted EBITDA (c)	$35,611	$34,491	$40,689		$45,384		$13,782		$18,384
Capital expenditures	1,269	1,520	1,317		1,456		327		729
Depreciation	475	723	943		1,034		425		629
Amortization of intangibles	3,286	3,287	3,505		4,040		1,642		2,021
Cash taxes paid (d)	2,482	6,254	3,937		(d)		3,766		3,850
Cash interest paid (e)	9,556	7,210	10,141		8,682		3,556		9,470

	As of
	June 30, 2005

	Actual	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,991	$
Total assets	291,619
Net debt (f)	230,019
Total shareholders’ equity	$3,228		(g	)

(a)	Includes $6.5 million of royalty revenue from a one-time payment from a major automobile manufacturer for a non-exclusive license to use certain of our patented technology. The only expense associated with this payment was a $670,000 special bonus recorded as operating expense.

(b)	In connection with our June 2004 recapitalization, we incurred approximately $185.0 million of new indebtedness and paid off a total of $76.6 million of existing debt. In addition, we paid a special dividend to shareholders and warrantholders of approximately $109.4 million. Due to the repayment of the existing debt, we wrote off $1.1 million of deferred financing costs and we wrote off $1.7 million of unamortized discount related to the warrants that were issued with the existing debt.

(c)	In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We define EBITDA as net income before net interest expense, income tax expense, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA to measure our performance when determining management bonuses, and to measure the performance of potential acquisition candidates. For example, we used EBITDA, as adjusted for certain compensation expenses, rebates, and receivables insurance, to evaluate our acquisition of Definitive Technology in 2004. In addition, we adjust for these expenses in measuring our performance under our senior credit facility. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Discussion” for a discussion of our use of EBITDA and Adjusted EBITDA and certain limitations of EBITDA and Adjusted EBITDA as financial measures. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. Adjusted EBITDA is calculated as follows for the periods presented:

					Six Months
	Year Ended December 31,				Ended June 30,

				Pro
				Forma
	2002	2003	2004	2004	2004	2005

	(Restated)	(Restated)		(Unaudited)
	(In thousands)
Net income	$12,763	$12,471	$13,962	$17,934	$5,237	$3,153
Plus: interest expense, net	9,723	9,091	16,523	14,448	7,131	10,062
Plus: income tax expense	8,793	8,514	9,754	12,478	3,664	2,165
Plus: depreciation and amortization	3,761	4,010	4,448	5,074	2,067	2,650

EBITDA	35,040	34,086	44,687	49,934	18,099	18,030
Plus: equity participation payment (1)	—	—	1,280	1,280	1,280	—
Plus: management fees (2)	571	405	552	—	233	354
Less: one-time license fee, net of expenses (3)	—	—	5,830	5,830	5,830	—

Adjusted EBITDA	$35,611	$34,491	$40,689	$45,384	$13,782	$18,384

(1)	We made this payment under an equity participation agreement with our chief executive officer in connection with our June 2004 recapitalization. This payment reduced 2004 net income and pro forma net income, but we do not consider this payment reflective of our ongoing operations. Does not reflect an additional charge of approximately $ , net of tax, that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. See “Unaudited Pro Forma Financial Data.”

(2)	In connection with this offering, our management agreement with Trivest Partners, L.P. will be terminated. For more information, see “Certain Relationships and Related Party Transactions — Management Agreement.”

(3)	Reflects a non-refundable, up-front payment from a major vehicle manufacturer for a non-exclusive license to use certain of our patented technology, net of a special $670,000 bonus paid to all employees.

(d)	Cash taxes paid differs from the book provision for income taxes primarily because of the difference between the tax treatment and deductibility of our intangible assets and goodwill and the GAAP treatment of these items. Cash taxes paid are generally higher during the first half of the year relative to our provision for income taxes for that period due to the payment during that period of our tax return extension payment for the prior year. Assuming continuing profitability, our tax-deductible goodwill will generate approximately $5.6 million of annual after-tax cash flow savings through 2013, with reduced benefits thereafter through 2019. Pro forma cash taxes paid are not presented because Definitive Technology was a disregarded entity for tax purposes and the taxes were paid by the owners on an individual basis and there is no basis for determining when corporate-level taxes would have been paid.

(e)	Cash interest paid differs from interest expense, net due to non-cash interest expense included in interest expense, net. This non-cash interest is related to the amortization of debt issuance costs related to our various debt financings and the amortization of the loan discount related to the subordinated notes that we paid off in 2004, including write-offs of debt issuance costs upon early repayment of debt.

(f)	Net debt consists of our total long-term debt including current portion less cash and cash equivalents.

(g)	Reflects a charge to earnings (which would have been approximately $3.2 million, net of tax, as of June 30, 2005) that will result from a prepayment premium and a write-off of deferred financing costs in connection with our prepayment of subordinated notes with a portion of the proceeds of this offering. Does not reflect an additional charge of approximately $ , net of tax, that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. See “Unaudited Pro Forma Financial Data.”

RISK FACTORS
       You should carefully consider the following risks and other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occur, our business, financial condition, and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.
Risks Related to Our Business
We operate in the highly competitive branded consumer electronics industry.
       In certain markets, such as home audio and satellite radio, we compete directly or indirectly with a large number of competitors, including some of the world’s most recognized branded consumer electronics companies. Many of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us. Further, the mobile video market is intensely competitive and is characterized by price erosion, rapid technological change, and competition from major domestic and international companies. OEMs offer certain products with which we compete, such as car audio and mobile video, and could attempt to offer additional competing products or our customers could determine to adopt a private label sales strategy, either of which could reduce our sales.
       Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and developing new or enhanced products;

•	our ability to address the needs of our retailers and consumers;

•	the pricing, quality, performance, reliability, features, ease of installation and use, and diversity of our products;

•	the quality of our customer service; and

•	product or technology introductions by our competitors.
       The success of competing products or technologies could substantially reduce the demand for our products and cause our sales to decline.
If we do not continue to improve our core products or develop new products that meet the constantly changing demands of our customers, our sales may decline.
       Our ability to succeed is based in large part on meeting the demands of the branded consumer electronics market. We must regularly improve our core products and introduce new products and technologies that gain market acceptance, such as our introduction of two-way security and convenience devices, mobile video, and satellite radio products in recent years. Our future operating results will depend to a significant extent on our ability to provide products that compare favorably on the basis of time to introduction, cost, and performance with the products of our competitors.
       We may experience difficulties that delay or prevent the development, introduction, or market acceptance of new products and technologies. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues, and other factors. Our delivery schedules for new products may be delayed due to manufacturing or other difficulties. In addition, our retailers may determine not to introduce or may cease to sell our new products for a variety of reasons, including the following:

•	unfavorable comparisons with products introduced by others;

•	superior technologies developed by our competitors;

•	price considerations; and

•	lack of anticipated or actual market demand for our products.
       We may be unable to recover any expenditures we make relating to one or more new products or technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.
We depend upon certain key customers for a large portion of our sales, and the loss of any of those customers could harm our business.
       For the year ended December 31, 2004, sales to our top five customers, including our international distributors, accounted for 31.1% of our net sales, and Best Buy (including its subsidiary Magnolia Audio Video) accounted for 19.6% of our net sales. In addition, we expect Circuit City to account for more than 10% of our net sales in 2005. With the growth of the satellite radio market, we expect our percentage of sales to Best Buy and Circuit City to increase in the future, increasing our dependence on those customers. Reliance on key customers may make fluctuations in revenue and earnings more severe and make business planning more difficult.
       Our customers do not provide us with firm, long-term volume purchase commitments. As a result, customers can cancel purchase commitments or reduce or delay orders on relatively short notice. Any material delay, cancellation, or reduction of orders from any of our key customers could harm our business, financial condition, and results of operations. The adverse effect would be more pronounced if our other customers did not increase their orders or if we were unsuccessful in generating new customers.
Adverse developments affecting SIRIUS Satellite Radio could cause our sales to decline and harm our business.
       In August 2004, we began selling, marketing, and distributing products for SIRIUS Satellite Radio, a subscription-based satellite radio company that provides content to compatible receivers, including the SIRIUS-branded receivers we distribute. The sale of SIRIUS products currently accounts for a significant and growing portion of our revenue. Our agreement with SIRIUS expires in April 2008 unless extended, and we cannot assure you that it will be extended. The agreement also permits SIRIUS to distribute SIRIUS products directly to consumers.
       The rapid growth in SIRIUS’s subscriber base that has supported the growth in our SIRIUS product sales may not continue.
       The satellite radio business is a relatively new and unproven business, and SIRIUS Satellite Radio has incurred substantial losses since its inception. The satellite radio market in general, and SIRIUS in particular, may fail to develop and may never reach profitability, which could cause SIRIUS to discontinue its business. If SIRIUS is forced to discontinue its operations, our sales would decline and our business would be harmed. In addition, SIRIUS could in the future change its hardware distribution strategy, including entering into arrangements with one or more of our competitors in addition to or instead of us, or could determine to sell the hardware itself.
       To increase satellite radio subscriptions, satellite radio receivers are being heavily promoted by SIRIUS, XM Radio, and retailers at reduced retail prices. While our performance is based on negotiated wholesale prices and manufacturing costs, we must generate higher unit sales volume to maintain revenue and profits from these products in this promotional environment.
Our pricing and promotional practices could be challenged.
       We maintain various arrangements with our customers concerning pricing and promotional activities. In most cases, these arrangements have been in effect for a number of years. Although these arrangements have not been challenged in the past, we cannot assure you that federal or state regulatory authorities or private parties will not challenge them in the future, or that any such challenge would not result in significant litigation costs or judgments against us. We are reviewing our customer arrangements and we plan to make certain changes to them. We cannot predict whether or to what extent any such changes might adversely affect our relationships with our customers and our operating performance.
We rely on contract manufacturers, and their failure to maintain satisfactory delivery schedules could increase our costs, disrupt our supply chain, and result in our inability to deliver our products, all of which would adversely affect our operating results.
       All of our products are manufactured and assembled by outsourcing partners, which are primarily located in China, Taiwan, and South Korea. Our largest supplier, a private Taiwanese company with manufacturing operations in Taiwan and China, accounts for a significant portion of our total purchases and a substantial majority of our security and convenience products. We do not have long-term (more than one year) arrangements with any of our contract manufacturers that guarantee production capacity or prices. Certain of our contract manufacturers serve other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Qualifying new manufacturers is time-consuming and could result in unforeseen manufacturing and operational problems. The loss of our relationships with our contract manufacturers or their inability to conduct their manufacturing services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. Additionally, rapid increases in orders from any of our larger customers could cause our requirements to exceed the capacity of our contract manufacturers. If any of these events were to occur, the resulting decline in revenue would harm our business.
Shortages of components and materials may delay or reduce our sales and increase our costs.
       The inability of our contract manufacturers to obtain sufficient quantities of components and other materials, especially LCD panels and controller chips, necessary to make our products could result in delayed sales or lost orders. We may be faced with increased costs, supply interruptions, and difficulties in obtaining certain components. Materials and components for some of our major products may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages could harm our reputation with our customers and may result in lost sales opportunities.
A disruption in our ability to import our products could increase our costs, cause our sales to decline, and harm our business.
       Substantially all of our products are manufactured outside of the United States. Transportation delays or interruptions, such as those caused by labor strikes, natural disasters, terrorism, inspection delays, or import restrictions, could impede our ability to timely deliver our products to our customers. These interruptions could also increase our costs, if, for example, we were forced to ship our products from our suppliers via air rather than via ocean carrier.
       Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us or our suppliers. In addition, U.S. trade policies, such as the granting or revocation of “most favored nation” status and trade preferences for certain Asian nations, including China, Taiwan, and South Korea, could affect our business and sales of our products.
       In addition, because a large portion of our products are manufactured by companies located in both China and Taiwan, we are subject to additional risks due to the tense relationship between the

Taiwanese and Chinese governments, which has been strained in recent years. Any significant deterioration of relations between Taiwan and China, or between the United States and China, could have far-reaching effects on companies that import major portions of their supplies or finished products from China, including us, and could impact the operations of our suppliers in Taiwan and China. This would adversely affect our ability to obtain a majority of our products on a timely basis, at reasonable costs, or at all.
If we do not successfully maintain the quality of the installation of our automotive products by our retailer partners, our reputation could suffer and our sales could decline.
       The successful use of our automotive products depends substantially upon the proper installation of those products. This installation is generally performed by our retailer partners. Our efforts to improve the installation skills of our third party installers may not succeed. The failure by third parties to properly install our products could harm our reputation, which in turn could cause our sales to decline and could increase warranty claims and costs.
If we become subject to product returns or product liability claims resulting from defects in our products, we may face an increase in our costs, a loss of customers, or a delay in the market acceptance of our products.
       Our products are complex and may contain undetected defects or experience unforeseen failures when first introduced or as new versions are introduced. Despite testing by us and our manufacturers, defects may be found in existing or new products. Any such defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. Any such defects could force us to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed.
       Defects could also lead to liability for defective products as a result of lawsuits against us or against our retailers. We agree to indemnify certain of our retailer customers in some circumstances against liability from defects in our products. Potential claims could include, among others, bodily injury due to an obstructed view by a mobile video screen, unintended vehicle ignition or motion from a remote start product, or the failure of our replacement headrests. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. If successful, such claims could require us to make significant damage payments in excess of our insurance limits.
We have identified certain material weaknesses in our internal control over financial reporting. We cannot assure you that our efforts to remedy these issues will prove successful or be sufficient to prevent similar issues from arising in the future.
       As discussed in Note 2 to our financial statements, we have restated our financial statements for the years ended December 31, 2002 and 2003 to reflect certain adjustments. The restatement was done, in part, to defer the recognition of revenue on certain shipments made prior to fiscal year end for which risk of loss did not transfer to the customer until the subsequent period, to record expenses and inventory purchases in the proper period, to adjust financial statement entries to agree with underlying account reconciliations, to correct entries relating to the calculation of our tax obligations, and to correct certain other less material errors. In connection with the preparation of this prospectus, we identified the following material weaknesses:

•	Inadequate Resources in our Accounting and Financial Reporting Functions. We do not currently maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of U.S. generally accepted accounting principles commensurate with our existing financial reporting requirements and the requirements we will face as a public company. Specifically, we had deficiencies in accounting staff with sufficient depth and skill in the application of U.S. generally accepted accounting principles to meet the objectives that are expected of these roles. This material weakness also contributed to the material weaknesses described below.

•	Inability to Appropriately Reconcile and Analyze Certain Accounts. We did not maintain effective controls with respect to the timely analysis and reconciliation of our cash and accrual accounts. As a result, we identified errors at December 31, 2002 and 2003 related to the reconciliation of certain general ledger accounts, including cash and accrual accounts.

•	Failure to Record Expenses and Inventory Purchases in the Proper Period. We did not maintain effective controls with respect to the cut-off for expenses and inventory received by us. Adjustments were required for these cut-off errors in our restated financial statements for 2002 and 2003.

•	Failure to Properly Record Income Tax Obligations. We did not accurately record our tax obligations for each state in which we were required to file returns. Adjustments were made to address these errors in our restated financial statements for 2002 and 2003.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
       We are evaluating these material weaknesses and are in the preliminary stages of developing a plan to remediate such material weaknesses. In connection with our remediation efforts, we expect to review our internal financial control and accounting resources, establish formal technical accounting training for accounting and financial reporting personnel, document our conclusions on technical accounting issues and determinations on a timely basis, and ensure the technical proficiency of the audit committee we intend to establish in connection with this offering to oversee our financial reporting function. We also intend to develop formal procedures for financial statement variance analysis and balance sheet reconciliations, establish an internal audit function, initiate a Sarbanes-Oxley Section 404 preparedness project, and implement a disclosure committee that will, among other things, develop a certification and sub-certification process. We cannot assure you that the steps we intend to take or any additional measures will remediate the material weaknesses we have identified or that we will implement and maintain adequate internal control over financial reporting in the future.
       As a public company, we will require greater resources in our accounting and financial reporting functions than we have had as a private company. For example, we will need to hire additional employees and further train our existing employees. We will incur substantial expenses relating to the remediation of the material weaknesses in our internal control over financial reporting. We cannot provide you with assurance that our accounting and financial reporting functions have or will maintain adequate resources to ensure that we will not have any future material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions, or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of policies and procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.
       If we fail to have effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information and be subject to delisting from the New York Stock Exchange, Securities and Exchange Commission investigation, and civil or criminal sanctions. Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets.

If we do not successfully address the risks associated with our international operations, our business could be harmed.
       Our sales and distribution operations in the European and Asian markets create a number of logistical and communications challenges for us. Our international sales were approximately $25.5 million in 2004 and approximately $11.2 million in the first six months of 2005. We plan to increase our international sales in the future. Selling products internationally exposes us to various economic, political, and other risks, including the following:

•	management of a multinational organization;

•	the burdens and costs of compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	transportation delays or interruptions and other consequences of less developed infrastructures;

•	overlap of tax issues;

•	tariffs and duties;

•	political or economic instability in certain parts of the world; and

•	protectionist trade legislation in either the United States or foreign countries.
       Our revenues and purchases are predominantly in U.S. Dollars. However, we collect a portion of our revenue in non-U.S. currencies, such as British Pounds Sterling. In the future, and especially as we expand our sales in international markets, our customers may increasingly make payments in non-U.S. currencies. In addition, we account for a portion of our costs in our U.K. office, such as payroll, rent, and indirect operating costs, in British Pounds Sterling. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales, and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. A majority of our products are made in China, which recently revalued its currency, the yuan, upward against the U.S. Dollar. Appreciation of the yuan against the U.S. Dollar causes certain of our manufacturers’ costs to rise in U.S. Dollar terms. This could pressure our manufacturers to raise prices and thereby adversely affect our profitability. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.
Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute shareholder value, and adversely affect our operating results.
       We plan to continue to review opportunities to buy other businesses or technologies that would complement our current product lines, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. In September 2004, we acquired Definitive Technology, and we have acquired other businesses in the past. We are also likely to buy businesses, assets, brands, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute the percentage ownership of our existing shareholders, incur substantial debt, or assume contingent liabilities. Our recent acquisition of Definitive Technology, as well as potential future acquisitions, involve numerous risks, including the following:

•	challenges integrating the purchased operations, technologies, products, systems, or services with our own;

•	potential compliance issues with regard to acquired companies that did not have adequate internal controls;

•	misjudgment by us of revenue and profit potential of acquisition candidates;

•	unanticipated costs or hidden liabilities associated with the acquisition;

•	diversion of management’s attention from our existing businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have little or no prior experience; and

•	potential loss of key employees and customers of purchased organizations.
       We cannot assure you that we will be successful in overcoming these and other risks encountered in connection with such acquisitions, and our inability to do so could adversely affect our business. In addition, any strategic alliances or joint ventures we enter into may not achieve their strategic objectives, and parties to our strategic alliances or joint ventures may not perform as contemplated. Problems associated with the management or operation of, or the failure of, any strategic alliances or joint ventures could divert the attention of our management team and have a material adverse effect on our operations and financial position.
       Our ability to grow through acquisitions will also depend upon various factors, including the availability of suitable acquisition candidates at attractive purchase prices, our ability to compete effectively for available acquisition opportunities, and the availability of funds or common stock with a sufficient market price to complete acquisitions.
       As a part of our acquisition strategy, we frequently engage in discussions with various companies regarding their potential acquisition by us. In connection with these discussions, we and potential acquisition candidates often exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.
If we are unable to protect our intellectual property, our ability to compete effectively in our markets could be harmed.
       We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We also seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	unauthorized parties may attempt to copy or otherwise use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar or superior technology, duplicate our technologies, or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.
       We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which we sell our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may be unsuccessful. For example, we are currently pursuing our rights in China against an entity we believe is counterfeiting certain of our a/d/s/ products. We have filed an application to register the a/d/s/ mark in China. There can be no assurance that our means of protecting our proprietary rights in the

United States or abroad will be adequate or that competitors will not independently develop similar technologies. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.
We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us or prosecuting others for their unauthorized use of our intellectual property.
       The markets in which we compete can involve litigation regarding patents and other intellectual property rights. We sometimes receive notices from third parties, including groups that have pooled their intellectual property, that claim our products infringe their rights. From time to time, we receive notices from third parties of the intellectual property rights such parties have obtained. We cannot be certain that our products and technologies do not and will not infringe issued patents or other proprietary rights of others. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. There can be no assurance that such licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses would be acceptable to us. If forced to cease using such intellectual property, there can be no assurance that we would be able to develop or obtain alternative technologies. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business.
       Furthermore, parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. Such a judgment would have a material adverse effect on our business. In addition, we are obligated under certain agreements to indemnify our customers or other parties if we infringe the proprietary rights of third parties. Any required indemnity payments under these agreements could have a material adverse effect on our business.
       Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.
       We sometimes need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business.
Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy significant debt service obligations.
       In 2004, we recapitalized our business and incurred a significant amount of indebtedness. As of June 30, 2005, our consolidated long-term indebtedness was $234.0 million. We intend to prepay approximately $74.0 million in principal amount of such indebtedness with the proceeds of this offering, which will leave us with $160.0 million of debt immediately after this offering. We may, however, incur substantial additional indebtedness in the future, including additional borrowings under our revolving credit facility.
       Our substantial indebtedness and the fact that a substantial portion of our cash flow from operations must be used to make principal and interest payments on this indebtedness could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the availability of our cash flow for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt;

•	limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds; and

•	having a material adverse effect on our business if we fail to comply with the covenants in our debt agreements, because such failure could result in an event of default which, if not cured or waived, could result in all or a substantial amount of our indebtedness becoming immediately due and payable.
       Our ability to incur significant future indebtedness, whether to finance potential acquisitions or for general corporate purposes, will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our senior secured credit facility in amounts sufficient to enable us to fund our liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. Beginning in September 2009, the principal amortization obligations under our senior credit facility will increase substantially. If we cannot satisfy these obligations from operating cash flow, we will be required to refinance all or a portion of our senior credit facility. If we are unable to refinance this or any of our indebtedness on commercially reasonable terms or at all, or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.
Our senior secured credit facility contains restrictive terms and our failure to comply with these terms could put us in default, which would have an adverse effect on our business and operations.
       Our senior secured credit facility contains a number of significant covenants. These covenants limit our ability to, among other things, do the following:

•	incur additional indebtedness;

•	make capital expenditures and other investments;

•	merge, consolidate, or dispose of our assets or the capital stock or assets of any subsidiary;

•	pay dividends, make distributions, or redeem capital stock;

•	change our line of business;

•	enter into transactions with our affiliates; and

•	grant liens on our assets or the assets of our subsidiaries.
       Our senior secured credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facility. If the lenders accelerate amounts owing under the senior secured credit facility because of a default and we are unable to pay such amounts, the lenders have the right to foreclose on substantially all of our assets.

Our debt obligations have variable rates, which makes us vulnerable to increases in interest rates.
       As of June 30, 2005, after giving effect to the use of proceeds from this offering, we would have had approximately $160.0 million of outstanding debt, all of which would have been subject to variable interest rates. We presently hedge only a portion of our variable rate debt against interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. On a pro forma basis, our annual interest expense on our variable rate debt would increase by $1.6 million for each 1% increase in interest rates.
Disruption in our main distribution centers may prevent us from meeting customer demand, and our sales and profitability may suffer as a result.
       We manage our product distribution in the continental United States through our operations in Vista, California and a public warehouse in Louisville, Kentucky. A serious disruption, such as an earthquake, flood or fire, at either of our main distribution centers could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business.
A decline in discretionary spending would likely cause our sales to decline.
       The consumer products that we sell constitute discretionary purchases. As a result, a recession in the general economy or other conditions affecting disposable consumer income and retail sales would likely reduce our sales. Consumer spending is volatile and is affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and prospects, and general economic conditions.
Our operating results may experience significant periodic and seasonal fluctuations, which could cause our results to fall short of expectations and cause our stock price to decline.
       The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production overcapacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in operating results, at least in part because of general industry conditions or events occurring in the general economy.
       In addition to the variability resulting from the cyclical nature of the consumer electronics industry, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the timing and volume of orders relative to the capacity of our contract manufacturers;

•	product introductions or enhancements and market acceptance of product introductions and enhancements by us and our competitors;

•	evolution in the life cycles of our products;

•	timing of expenditures in anticipation of future orders;

•	product mix; and

•	pricing and availability of competitive products.
       For instance, our recent revenue increases are attributable in large part to the growth of the satellite radio and home audio markets. We would experience adverse performance trends or slower growth if we cannot add other products to generate revenue growth when growth trends slow or reverse for these products.
       Historically, our sales have usually been weaker in the first two quarters of each fiscal year and have, from time to time, been lower than the preceding quarter. Our products are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. Sales of our products are usually highest in our fourth fiscal quarter due to increased consumer spending on electronic devices during the holiday season, which may be even more pronounced with the growth of our SIRIUS Satellite Radio business.
       The size, timing, and integration of any future acquisitions may also cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.
       Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is possible that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.
We may seek to raise additional capital to finance the growth of our business.
       From time to time, in addition to this offering, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our facilities and equipment, to finance working capital requirements, or to make acquisitions. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer.
We must effectively manage our growth or our business will be harmed.
       The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to

•	enhance our operational, financial, and management systems;

•	maintain and improve effective internal controls and disclosure controls and procedures;

•	expand our facilities and equipment and outsourced manufacturing arrangements; and

•	successfully hire, train, and motivate additional employees.
We can provide no assurance regarding our conclusions at December 31, 2006 with respect to the effectiveness of our internal control over financial reporting.
       Section 404 of the Sarbanes-Oxley Act will require us to include a report on internal control over financial reporting from management in our Annual Report on Form 10-K for the fiscal year ending December 31, 2006 and in subsequent Annual Reports. The report on internal control over financial reporting must include statements:

•	regarding management’s responsibility for establishing and maintaining adequate internal control over financial reporting;

•	identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting;

•	concerning management’s assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective; and

•	indicating that our independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting.
       We will be required to expend significant resources to complete documentation of our internal control system and financial processes, information systems, assessment of their design,

remediation of any control deficiencies identified in these efforts and management testing of the design and operation of internal control over financial reporting. We cannot assure you that we will be able to complete the required management assessment by our Section 404 reporting deadline. An inability to complete and document this assessment could result in a scope limitation disclaimer by our registered public accounting firm on their attestation on our internal control over financial reporting. In addition, if a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal control over financial reporting was effective, which could result in the inability of our registered public accounting firm to deliver an unqualified report, or any report, on our internal control over financial reporting. Inferior internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.
We will incur increased costs as a result of being a public company.
       As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the related rules and regulations enacted by the Securities and Exchange Commission and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Our executive officers and key personnel are critical to our business, and these officers and personnel may not remain with us in the future.
       We depend substantially on the efforts and abilities of our senior management and sales personnel, especially our chief executive officer, James E. Minarik. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management requires the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. The inability to fill vacancies in our senior executive positions on a timely basis could adversely affect our ability to implement our business strategy, which would negatively impact our results of operations.
We are subject to various governmental regulations that could adversely affect our business.
       Like many businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, product disposal, and health and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs to comply with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure to hazardous substances by employees or the public or to other claims or liabilities relating to environmental, product disposal, or health and safety concerns. For instance, we maintain a paint booth at our Snake Pit training facility, and the training conducted there generates various airborne particulates.
       Our wireless products, including our security and wireless headphone devices, must comply with all applicable regulations of the Federal Communications Commission, or FCC. Any failure or delay in obtaining required FCC licenses could prevent or delay new product introductions. Failure to comply with applicable FCC regulations could result in significant fines or product recalls.

       The use of our products is also governed by a variety of state and local ordinances that could affect the demand for our products. For instance, the passage of new noise ordinances, or stricter enforcement of current noise ordinances, could reduce the demand for our car audio products. Additionally, many states currently have in place laws prohibiting or restricting the running of a motor vehicle without an operator, the enforcement of which could adversely affect the demand for our hybrid and convenience products that contain remote start capabilities.
Risks Related to this Offering
The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.
       Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	the gain or loss of significant customers or orders;

•	introductions of new products or new pricing policies by us or by our competitors;

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the level and quality of research analyst coverage for our common stock;

•	changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.
       In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.
Our current principal shareholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.
       Upon the closing of this offering, investment funds affiliated with Trivest Partners, L.P. will together beneficially own approximately      % of our outstanding common stock. In addition,      of our directors following this offering will be affiliated with Trivest Partners, L.P. As a result, Trivest Partners, L.P. will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of shareholders regardless of whether or not other shareholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our shareholders.
The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.
       The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales

could occur may depress the market price. Based on shares outstanding as of                     , 2005, and assuming the exercise of warrants to acquire                      shares of our common stock upon completion of this offering, we will have            shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining                      shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The 180-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the “Underwriting” section of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.
       Shareholders owning                      shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we intend to file registration statements to register the approximately            million shares reserved for future issuance under our incentive compensation plan.
       Sales of common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
You will pay more for our common stock than your pro rata portion of our assets is worth and, as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.
       If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $           per share, based on an assumed initial public offering price of $           per share. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding warrants to purchase our common stock. As of June 30, 2005, there were warrants outstanding to purchase                      shares of common stock at a nominal exercise price.
Provisions in our articles of incorporation, our bylaws, and Florida law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing shareholders.
       Our articles of incorporation, our bylaws, and the Florida Business Corporation Act contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. These include provisions limiting the shareholders’ powers to remove directors or take action by written consent instead of at a shareholders’ meeting. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Florida law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested shareholders.”
       These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       The statements and information contained in this prospectus that are not purely historical are forward-looking statements. Forward-looking statements include statements regarding our “expectations,” “anticipations,” “intentions,” “beliefs,” or “strategies” regarding the future, and events that “should,” “will,” “may,” or “could” occur, and similar phrases. Forward-looking statements also include statements regarding sales, expenses, margins, and earnings analysis for 2005 and thereafter; future products or product development; our product development strategies; technological innovations; beliefs regarding product and technology performance; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this prospectus are based on information available to us as of the date of this prospectus, and we assume no obligation to update any such forward-looking statements except as otherwise required by law. Our actual results could differ materially from the results expressed in, or implied by, these forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors,” which include, but are not limited to, the following:

•	the competitive nature of the branded consumer electronics industry;

•	our ability to improve our products and develop new products;

•	our dependence upon a limited number of customers;

•	any adverse developments affecting SIRIUS Satellite Radio;

•	our pricing and promotional practices;

•	the ability of our contract manufacturers to acquire components, and to produce and deliver our products in a timely manner;

•	our ability to timely import our products;

•	the ability of our retailer partners to meet our quality standards in the installation of our automotive products;

•	the effects of product liability claims resulting from defects in our products;

•	our ability to remediate the material weaknesses we have identified;

•	the economic, political, and other risks associated with our international operations;

•	our ability to successfully acquire companies that would enhance our business;

•	our inability to protect our intellectual property;

•	our ability to service our debt obligations;

•	our ability to comply with the terms of our senior secured credit facility;

•	changes in discretionary consumer spending;

•	seasonal fluctuations in our business;

•	our ability to raise additional capital to finance the growth of our business;

•	our ability to maintain effective internal control over financial reporting;

•	our ability to effectively manage our growth;

•	our reliance on our executive officers and key personnel; and

•	the effects of government regulation.

USE OF PROCEEDS
       Assuming an initial public offering price of $           per share, which is the midpoint of the range on the cover page of this prospectus, we estimate that we will receive net proceeds of $           million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use approximately $           million of the net proceeds of this offering to prepay our outstanding subordinated notes and accrued interest, which includes a $740,000 prepayment premium. Our $37.0 million of senior subordinated notes bear interest at LIBOR plus 8.0% (11.52% at June 30, 2005) and mature June 2011. Our $37.0 million of junior subordinated notes bear interest at 12.0% per annum and mature June 2012. We issued the subordinated notes in connection with our June 2004 recapitalization and special dividend payment.
       We also intend to use approximately $           million of the net proceeds to terminate our management agreement with Trivest Partners, L.P., approximately $           million to terminate our sale bonus agreements with various executives, and $           million to terminate our associate equity gain program. See “Certain Relationships and Related Party Transactions.”
       We will not receive any of the net proceeds from the sale of shares of common stock by the selling shareholders, which are estimated to be approximately $           million, or $           million if the underwriters’ option to purchase additional shares is exercised in full. See “Principal and Selling Shareholders.”
DIVIDEND POLICY
       On June 17, 2004, we paid a special cash dividend of $109.4 million to the holders of our outstanding shares of common stock and our warrants.
       We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our board of directors. Our current debt agreements prohibit us from paying dividends without the consent of our lenders.

CAPITALIZATION
       The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005, and as adjusted to reflect (1) the issuance of                      shares upon the exercise of outstanding warrants, and (2) the sale of the                      shares of common stock offered by us in this offering at an assumed public offering price of $           per share, after deducting estimated underwriting discounts and offering expenses and giving effect to our application of the estimated net proceeds. You should read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands)
Cash and cash equivalents	$3,991	$

Total debt:
Revolving credit facility	$8,400		$8,400
Term loan	151,610		151,610
Senior subordinated notes	37,000		—
Junior subordinated notes	37,000		—

Total debt	234,010		160,010
Total shareholders’ equity(a)	3,228			(b)

Total capitalization	$237,238	$

(a)	Prior to the closing of this offering, we will modify our capital structure to consist of million shares of preferred stock and million shares of common stock, and all of our currently outstanding shares of voting and non-voting common stock will be converted, on a -for-one basis, into the newly authorized shares of common stock. We do not expect to have any preferred stock outstanding immediately subsequent to this offering.

(b)	Reflects a non-recurring charge to earnings (which would have been approximately $3.2 million, net of tax, as of June 30, 2005) that will result from a prepayment premium and a write-off of deferred financing costs in connection with our prepayment of subordinated notes with a portion of the proceeds of this offering. Does not reflect an additional non-recurring charge of approximately $ , net of tax, that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. See “Unaudited Pro Forma Financial Data.”

DILUTION
       Our pro forma net tangible book value as of June 30, 2005 was $          , or $           per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of outstanding shares of common stock. Pro forma outstanding shares of common stock as of June 30, 2005 gives retroactive effect to the proposed modification of our capital structure in connection with this offering to, among other things, convert our Class A common stock and Class B common stock into a single class of common stock on a           - for-one basis and reflects the exercise of warrants to purchase                      shares of our common stock concurrent with this offering.
       Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of                      shares at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value as of June 30, 2005 would have been $          , or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing shareholders and an immediate dilution in net tangible book value of $           per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2005	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

       The following table summarizes on a pro forma basis as of June 30, 2005, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by the new investors at an assumed initial public offering price of $           per share before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing shareholders			%	$		%	$
New investors			%			%

Total		100.0%		$	$100.0%

       If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be reduced to                      shares, or      % of the total number of shares of common stock to be outstanding after this offering, and the number of shares held by new investors will increase to                      shares, or      % of the total number of shares of common stock to be outstanding after this offering. See “Principal and Selling Shareholders.”
       The discussion and tables also exclude any shares available for future grant under our incentive compensation plan. The issuance of common stock pursuant to such plan will result in further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
       The statement of operations data for the fiscal years ended December 31, 2002, 2003, and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2000 and 2001 and for the six months ended June 30, 2004 and 2005, and the balance sheet data as of December 31, 2000, 2001, and 2002 and as of June 30, 2005, have been derived from our unaudited financial statements. The financial statements as of and for the years ended December 31, 2002 and 2003 have been restated, as discussed in Note 2 to our financial statements. The selected financial data as of and for the years ended December 31, 2000 and 2001 have also been restated. The effect of the restatements for the year ended December 31, 2000 was to reduce revenue and net income by $592,000 and $278,000, respectively, and for the year ended December 31, 2001 was to reduce revenue and net income by $247,000 and $551,000, respectively. You should read this information in conjunction with our financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

							Six Months Ended
	Year Ended December 31,						June 30,

	2000	2001	2002	2003	2004		2004		2005

	(Unaudited)
	(Restated)	(Restated)	(Restated)	(Restated)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$96,603	$105,591	$123,709	$131,765	$189,869	(a)	$71,450	(a		) $107,721
Cost of sales	49,238	53,143	61,960	69,907	108,525		36,616		68,997

Gross profit	47,365	52,448	61,749	61,858	81,344		34,834		38,724
Total operating expenses	25,004	28,092	30,470	31,782	41,105		18,802		23,344

Income from operations	22,361	24,356	31,279	30,076	40,239	(a)	16,032	(a)	15,380
Interest expense, net (b)	14,888	12,486	9,723	9,091	16,523		7,131		10,062

Income before provision for income taxes	7,473	11,870	21,556	20,985	23,716		8,901		5,318
Provision for income taxes	3,007	4,695	8,793	8,514	9,754		3,664		2,165

Net income	$4,466	$7,175	$12,763	$12,471	$13,962		$5,237		$3,153

Net income per common share:
Basic	$1.30	$2.09	$3.71	$3.62	$3.25		$1.50		$0.61

Diluted	$1.03	$1.56	$2.62	$2.52	$2.63		$1.21		$0.55

Other Data:
Adjusted EBITDA (c)	$29,001	$31,546	$35,611	$34,491	$40,689		$13,782		$18,384
Capital expenditures	630	828	1,269	1,520	1,317		327		729
Depreciation	263	262	475	723	943		425		629
Amortization of intangibles	6,096	6,502	3,286	3,287	3,505		1,642		2,021
Cash taxes paid (d)	395	3,800	2,482	6,254	3,937		3,766		3,850
Cash interest paid (e)	9,599	11,482	9,556	7,210	10,141		3,556		9,470

	As of December 31,					As of
						June 30,
	2000	2001	2002	2003	2004	2005

	(Unaudited)
	(Restated)	(Restated)	(Restated)	(Restated)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$308	$6,862	$14,971	$16,284	$3,784	$3,991
Total assets	190,623	191,782	205,860	213,081	293,613	291,619
Long-term debt, including current maturities	123,796	113,590	112,716	95,092	225,610	234,010
Net debt (f)	123,488	106,728	97,745	78,808	221,826	230,019
Total shareholders’ equity	42,531	49,045	61,793	74,814	(276)	3,228

(a)	Includes $6.5 million of royalty revenue from a one-time payment from a major automobile manufacturer for a non-exclusive license to use certain of our patented technology. The only expense associated with this payment was a $670,000 special bonus recorded as operating expense.

(b)	In connection with our June 2004 recapitalization, we incurred approximately $185 million of new indebtedness and paid off a total of $76.6 million of existing debt. In addition, we paid a special dividend to shareholders and warrantholders of approximately $109.4 million. Due to the repayment of the existing debt, we wrote off $1.1 million of deferred financing costs and we wrote off $1.7 million of unamortized discount related to the warrants that were issued with the existing debt.

(c)	In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We define EBITDA as net income before net interest expense, income tax expense, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA to measure our performance when determining management bonuses, we use Adjusted EBITDA per employee to measure our efficiency, and we use Adjusted EBITDA to measure the performance of potential acquisition candidates. For example, we used EBITDA, as adjusted for certain compensation expenses, rebates, and receivables insurance, to evaluate our acquisition of Definitive Technology in 2004. In addition, we adjust for these expenses in measuring our performance under our senior credit facility. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Discussion” for a discussion of our use of EBITDA and Adjusted EBITDA and certain limitations of EBITDA and Adjusted EBITDA as financial measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and

Adjusted EBITDA only supplementally. Adjusted EBITDA is calculated as follows for the periods presented:

						Six Months
						Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(Restated)	(Restated)	(Restated)	(Restated)
Net income (loss)	$4,466	$7,175	$12,763	$12,471	$13,962	$5,237	$3,153
Plus: interest expense, net	14,888	12,486	9,723	9,091	16,523	7,131	10,062
Plus: income tax expense	3,007	4,695	8,793	8,514	9,754	3,664	2,165
Plus: depreciation and amortization	6,359	6,764	3,761	4,010	4,448	2,067	2,650

EBITDA	28,720	31,120	35,040	34,086	44,687	18,099	18,030
Plus: equity participation payment (1)	—	—	—	—	1,280	1,280	—
Plus: management fees (2)	281	426	571	405	552	233	354
Less: one-time license fee, net of expenses (3)	—	—	—	—	5,830	5,830	—

Adjusted EBITDA	$29,001	$31,546	$35,611	$34,491	$40,689	$13,782	$18,384

(1)	We made this payment under an equity participation agreement with our chief executive officer in connection with our June 2004 recapitalization. This payment reduced 2004 net income and pro forma net income, but we do not consider this payment reflective of our ongoing operations. Does not reflect an additional charge of approximately $ , net of tax, that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. See “Unaudited Pro Forma Financial Data.”

(2)	In connection with this offering, our management agreement with Trivest Partners, L.P. will be terminated. For more information, see “Certain Relationships and Related Party Transactions — Management Agreement.”

(3)	Reflects a non-refundable, up-front payment from a major vehicle manufacturer for a non-exclusive license to use certain of our patented technology, net of a special $670,000 bonus paid to all employees.

(d)	Cash taxes paid differs from the book provision for income taxes primarily because of the difference between the tax treatment and deductibility of our intangible assets and goodwill and the GAAP treatment of these items. Cash taxes paid are generally higher during the first half of the year relative to our provision for income taxes for that period due to the payment during that period of our tax return extension payment for the prior year. Assuming continuing profitability, our tax-deductible goodwill will generate approximately $5.6 million of annual after-tax cash flow savings through 2013, with reduced benefits thereafter through 2019.

(e)	Cash interest paid differs from interest expense, net due to non-cash interest expense included in interest expense, net. This non-cash interest is related to the amortization of debt issuance costs related to our various debt financings and the amortization of the loan discount related to the subordinated notes that we paid off in 2004, including write-offs of debt issuance costs upon early repayment of debt.

(f)	Net debt consists of our total long-term debt including current portion less cash and cash equivalents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
       We are the largest designer and marketer of consumer branded vehicle security and convenience systems in the United States, and a major supplier of home and car audio, mobile video, and satellite radio products. Our strong brand and product portfolio, extensive and highly diversified distribution network, and “asset light” business model have fueled the revenue growth and profitability of our company. In fact, we have consistently increased revenue every year for the last 15 years. We sell our products through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers. We also sell our products internationally, primarily through independent distributors.
       Since being acquired by Trivest in December 1999, we have grown our business organically and through acquisitions. Our expansion has resulted in diversifying our product offerings, distribution channels, and base of contract manufacturers. For example, in 2002, we entered the mobile video category through the internal development of a comprehensive product line ultimately resulting in placement at Best Buy as well as regional and independent retailers. We also expanded our business in 2004 by entering into an arrangement with SIRIUS Satellite Radio to sell and market SIRIUS-branded satellite radio products, thus increasing our penetration of national electronics retailers and further diversifying our product mix.
       We outsource all of our manufacturing activities to third parties located primarily in Asia. We believe this manufacturing strategy supports a scalable business model, reduces our capital expenditures, and allows us to concentrate on our core competencies of brand management and product development. Our costs are largely driven by the prices we negotiate with our suppliers. Our expenses are also impacted by such items as personnel, sales and marketing, distribution, and occupancy costs.
Significant Transactions
       We have augmented our organic growth with strategic acquisitions. In 2000, we acquired Clifford Electronics, a maker of premium vehicle security and convenience systems sold under the Clifford and Avital brand names. In the following year, we acquired ADS Technologies, a supplier of car and home audio products. This acquisition expanded our existing car audio product offering with the addition of the a/d/s/, Precision Power, and Orion brand names. In 2004, we significantly expanded our home audio product offering by acquiring Definitive Technology, a designer and marketer of premium home loudspeakers. We financed this acquisition largely with a $45.0 million increase to our senior credit facility which increased our interest expense.
       In June 2004, we recapitalized our company by incurring indebtedness of $185.0 million (including refinancing of outstanding debt) and paid a special cash dividend of $109.4 million to shareholders and warrantholders. This recapitalization significantly increased our interest expense. In addition, our 2004 results of operations reflect the write-off of $2.8 million of unamortized debt fees and discounts related to the debt we repaid and approximately $1.3 million of equity incentive payments related to our special dividend.
       As a result of our acquisitions and June 2004 recapitalization, our results of operations are not necessarily comparable on a period-to-period basis.

Outlook
       The statements in this section are based on our current expectations. These statements are forward-looking, and actual results may differ materially. Please refer to “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus for more information on what may cause our actual results to differ.
       We experienced several noteworthy events in 2004 and the first half of 2005 that will likely continue to impact our 2005 financial results. We believe our expansion into satellite radio products, acquisition of Definitive Technology, and exclusive supply relationship for security and convenience products with Circuit City should continue to positively impact our 2005 sales. Although other factors will likely impact us, including some we do not foresee, we believe our performance for the remainder of 2005 will be affected by the following:

•	Satellite Radio. In August 2004, we entered into a strategic supply relationship with SIRIUS Satellite Radio under which we exclusively market and sell certain SIRIUS-branded receivers and other hardware devices to our United States dealer network. For the year ended December 31, 2004, we generated $29.4 million of satellite radio related sales and for the six months ended June 30, 2005, we generated $29.8 million of satellite radio related sales. We expect our 2005 total sales to benefit from a full year of selling satellite radio products, which resulted in a comparatively lower gross margin percentage for the first six months ended June 30, 2005 compared with the same period in 2004. Our gross profit margin on these products is substantially lower than on our other products. We expect that the increasing proportion of satellite radio sales in our product mix may continue to lower our total gross profit margin for the balance of 2005, even though we expect the average margins for the remainder of our product lines to remain consistent with 2004 levels. We expect that this increase in satellite radio product sales will have less of an impact on our operating margins since we generally have lower operating expenses associated with the sale of these products. In 2004 and the first six months of 2005, a significant proportion of our satellite radio sales were to national consumer electronics retailers. Because we expect this trend to continue for the remainder of 2005, we expect the proportion of our total sales accounted for by Best Buy and Circuit City to increase.

•	Definitive Technology. In September 2004, we acquired Definitive Technology, a leading supplier of premium loudspeakers, which enhanced our position in the home audio market. For the year ended December 31, 2004, we generated $11.1 million of Definitive Technology related sales. We expect our 2005 total sales and gross profit margin to be favorably impacted by a full year of selling Definitive Technology products, partially offsetting the total gross profit margin compression due to the expected growth in our satellite radio sales. We expect that amortization of intangibles will also increase in 2005 because of the full year impact of amortization expense arising from the Definitive Technology acquisition.

•	Exclusive Circuit City Supply Relationship. Circuit City selected us as their exclusive supplier of security and convenience products under the Python, Valet, and Hornet brands for 2005. Due to selling through of a competitor’s existing inventory, Circuit City’s initial orders of our products began in late March 2005. We expect our security and convenience product sales to benefit from this relationship for the remainder of 2005. As a result, we also expect the proportion of our total sales accounted for by Circuit City to increase in 2005.

•	Interest Expense. As of June 30, 2005, the outstanding principal balance of our senior credit facility was $160.0 million, which included $8.4 million in borrowings under our revolving credit facility. In February 2005, we negotiated a reduction in the interest rate on this debt by 1.0%, from LIBOR plus 4.25% to LIBOR plus 3.25%. We presently hedge only a portion of our variable rate debt, and our actual interest expense will be largely determined by trends in LIBOR. Our 2005 results will reflect the full year impact of interest expense from our current senior credit facility, which we entered into in June 2004 and increased in

September 2004. In connection with this offering, we intend to repay $74.0 million of our outstanding subordinated notes. The subordinated notes consist of $37.0 million of senior subordinated notes that bear interest at LIBOR plus 8.0% and $37.0 million of junior subordinated notes that bear interest at 12.0%. We incurred $4.4 million of interest related to this debt from June 19, 2004 to December 31, 2004. We expect the repayment of this debt to reduce our 2005 interest expense, which may be offset, in part, by higher revolving credit balances to support our growth. In connection with repaying the subordinated notes, we also expect to incur a $3.2 million charge, net of taxes, related to a debt prepayment premium and the write-off of deferred financing fees.

•	Termination of Management, Sale Bonus, and Equity Gain Program Arrangements. We expect to record a non-recurring charge of approximately $ million, net of tax, from the termination of our management agreement with Trivest, sale bonus agreements, and our associate equity gain program.

•	Deferred Stock-Based Compensation. From July 19, 2001 through July 20, 2005, we issued 49,448 shares of our common stock and $18,667 aggregate principal amount of convertible promissory notes to certain of our employees for gross proceeds of $747,005. Both the stock and the notes are subject to repurchase by our company upon termination of employment, but these repurchase rights lapse upon an initial public offering of our common stock. Upon the consummation of this initial public offering, we must recognize as stock-based compensation expense the difference between the purchase price of the stock (or conversion price of the notes) and the fair value of the stock. As a result, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, we expect to record a non-cash charge for stock-based compensation expense of approximately $ upon the closing of this initial public offering. We do not expect to recognize any additional expense in any future periods with respect to these issuances.

•	Public Company Expenses. We expect an increase in our general and administrative expenses related to the costs of operating as a public company, such as increased legal and accounting expenses, insurance premiums, and investor relations costs of approximately $2.0 million on an annual basis.

•	Working Capital Requirements. Historically, we have required minimal working capital investment in order to operate our business. However, with the initiation of our satellite radio sales and the addition of Definitive Technology in late 2004, our inventory and accounts receivable increased over historical levels. As these products and sales to national retailers represent a higher portion of our overall sales, we will be required to maintain an appropriate level of working capital to support these sales, which will likely include higher revolving credit borrowings.

•	Effective Tax Rate. Our effective tax rate for 2004 was 41.1%. In 2005, we expect our tax rate to be similar to our tax rate in 2004.

Results of Operations
       The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our financial statements:

					Six Months
	Year Ended December 31,				Ended June 30,

	2002	2003	2004		2004		2005

	(Restated)	(Restated)
Net sales	100.0%	100.0%	100.0%		100.0%		100.0%
Cost of sales	50.1%	53.1%	57.2%		51.2%		64.1%

Gross profit	49.9%	46.9%	42.8	%(a)	48.8	%(a)	35.9%
Total operating expenses	24.6%	24.1%	21.6	%(a)	26.4	%(a)	21.7%

Income from operations	25.3%	22.8%	21.2	%(a)	22.4	%(a)	14.2%
Interest expense	7.9%	6.9%	8.7%		10.0%		9.3%
Income before provision for income taxes	17.4%	15.9%	12.5%		12.4%		4.9%
Provision for income taxes	7.1%	6.4%	5.1%		5.1%		2.0%

Net income	10.3%	9.5%	7.4%		7.3%		2.9%

(a)	Our 2004 performance was affected by $6.5 million of royalty revenue from a one-time payment from a major automobile manufacturer for a non-exclusive license to use certain of our patented technology and a related $670,000 special bonus. Excluding this payment and the related bonus, 2004 gross profit, total operating expenses, and income from operations would have been 40.8%, 22.1%, and 18.8% of net sales, respectively, and for the six months ended June 30, 2004, gross profit, total operating expenses, and income from operations would have been 43.6%, 27.9%, and 15.7% of net sales, respectively.
       The net sales that we report represent net invoiced sales to customers less rebates and payment discounts. We do not allocate these rebate or discount payments to specific product categories. As a result, in the discussion below we discuss gross sales by product category. The following table sets forth our gross and net sales information:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Restated)	(Restated)
Gross sales	$128,819	$139,229	$197,541	$74,517	$111,151
Rebates	5,110	7,464	7,672	3,067	3,430

Net sales	$123,709	$131,765	$189,869	$71,450	$107,721

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Net Sales
       Our net sales increased approximately $36.2 million, or 50.8%, to $107.7 million for the six months ended June 30, 2005 from $71.5 million for the comparable period in 2004 primarily due to our expansion into satellite radio products and our acquisition of Definitive Technology. Our first half 2004 net sales were favorably impacted by a $6.5 million intellectual property license payment from a major automobile manufacturer received in June 2004.

       Approximately $29.8 million of our total gross sales increase was attributable to satellite radio product sales, which we began selling in August 2004. We primarily sell these products to national and regional consumer electronics retailers, including Best Buy and Circuit City, as well as to an increasing number of our independent specialty retailers. Home audio sales accounted for $13.8 million of the gross sales increase due to the acquisition of Definitive Technology in September 2004, with particularly strong sales of this brand to Magnolia Audio Video, a home audio specialty retailer. Security and convenience sales increased primarily due to renewed shipments of these products to Circuit City, partially offset by lower sales to an international distributor. Car audio sales also increased modestly. These sales increases were partially offset by a slight decrease in our mobile video sales attributable to falling average selling prices in a competitive market.
       Royalty and other revenue decreased by approximately $6.7 million from $7.3 million for the six months ended June 30, 2004 to $640,000 for the comparable period in 2005. This decline is due to the collection of a $6.5 million intellectual property license payment in June 2004 from a major automobile manufacturer. Although we routinely collect license revenues for our intellectual property, we do not consider the size and nature of this payment to be reflective of our ongoing operations.
       Rebates for the six months ended June 30, 2005 were 3.1% of gross sales compared to 4.6% of gross sales for the comparable period in 2004 due to increases in sales of products not eligible for rebates.

Gross Profit and Income from Operations
       Our gross profit increased approximately $3.9 million, or 11.2%, to $38.7 million for the six months ended June 30, 2005 from $34.8 million for the comparable period in 2004, as our sales increase more than offset the impact of lower gross margins. Our total gross profit margin decreased from 48.8% for the six months ended June 30, 2004 to 35.9% for the comparable period in 2005 primarily due to product mix, as an increased proportion of our sales in 2005 was attributable to lower margin satellite radio products. In addition, the June 2004 $6.5 million intellectual property license payment with no associated cost of sales resulted in an unusually high gross profit margin for the six months ended June 30, 2004. Without this intellectual property license payment in the 2004 results, gross profit margin would have been 43.6% for the first half of 2004, compared to 35.9% for the comparable period in 2005.
       Income from operations decreased by $652,000, or 4.1%, to $15.4 million for the six months ended June 30, 2005 from $16.0 million for the comparable period in 2004. This decrease was due to an increase in operating expenses of $4.5 million partially offset by higher gross profit. The operating expense increase was attributable primarily to the inclusion in the 2005 period of Definitive Technology’s operating expenses and costs associated with the sales of satellite radio products. Operating expenses in 2004 include a one-time bonus of $670,000 paid to all employees in connection with the intellectual property license payment from a major vehicle manufacturer discussed above. Without the income from the license payment and the related bonus expense in the 2004 results, operating income would have increased by $5.2 million, or 51.0%, to $15.4 million for the first six months ended June 30, 2005 from $10.2 million for the comparable period in 2004.
       Amortization of intangibles increased approximately $378,000 to $2.0 million for the six months ended June 30, 2005 due to the September 2004 acquisition of Definitive Technology. We expect amortization of intangibles will also increase for the full year of 2005 due to the amortization expense resulting from intangibles acquired in the Definitive Technology transaction.

Interest Expense
       Net interest expense increased approximately $3.0 million to $10.1 million for the six months ended June 30, 2005 from $7.1 million for the comparable period in 2004 primarily due to the increase in outstanding indebtedness in connection with our June 2004 recapitalization and the Definitive Technology acquisition in September 2004. In February 2005, we successfully negotiated a reduction in the interest rate on our senior credit facility by 1.0%, which lowered the rate on that debt from LIBOR plus 4.25% to LIBOR plus 3.25%. The interest expense savings from this rate reduction have been partially offset by increases in LIBOR during 2005. Our June 2004 recapitalization resulted in the write-off of $2.8 million of deferred financing fees and unamortized loan discount associated with the repayment of our then outstanding debt, and this non-cash write-off is included in our interest expense for the six-month period ended June 30, 2004. Without this write-off, our interest expense would have increased by $5.7 million in the 2005 period.
     Provision for Income Taxes
       Our effective tax rate decreased from 41.2% for the six-month period ended June 30, 2004 to 40.7% for the comparable period in 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Net Sales
       Our net sales increased approximately $58.1 million, or 44.1%, to $189.9 million in 2004 from $131.8 million in 2003 due primarily to our entry into the satellite radio market, strong growth in mobile video sales, and our September 2004 acquisition of Definitive Technology.
       Approximately $29.4 million of our total gross sales increase was attributable to satellite radio product sales, which began in August 2004. These products were primarily sold through national and regional consumer electronics retailers, including Best Buy and Circuit City. Mobile video products experienced rapid growth in volume as a result of a broadened product assortment and placement with retailers such as Best Buy. The acquisition of Definitive Technology, which was completed in September 2004, accounted for $11.1 million of the increase in gross sales. Car audio product sales also increased modestly due to the introduction of our value-priced car audio line, which we believe improved our market share as the overall market for speakers, amplifiers, and subwoofers declined during this period. Security and convenience product sales declined slightly in 2004 as compared with 2003, as a result of the temporary discontinuation of these products to Circuit City in 2004, which was partially offset by an overall increase in security and convenience sales increases to our other retailer customers. We have since regained the Circuit City business and become their exclusive supplier of security and convenience products, and initial shipments began in March 2005.
       Royalty and other revenue increased by $6.5 million from $2.7 million in 2003 to $9.2 million in 2004. Also in 2004, we collected a $6.5 million intellectual property license payment from a major vehicle manufacturer and paid a special $670,000 bonus to all employees resulting from this payment. Although we routinely collect license revenues for our intellectual property, we do not expect the size and nature of this payment to recur in the future.
       Rebates decreased 1.4% to 4.1% of gross sales in 2004 compared to 5.5% of gross sales in 2003 due to increases in sales of products not eligible for rebates.
     Gross Profit and Income from Operations
       Our gross profit increased $19.5 million, or 31.5%, from 2003 to 2004, due to an increase in our net sales. Our gross profit margin decreased from 46.9% in 2003 to 42.8% in 2004 primarily due to our introduction of satellite radio products, which provide a significantly lower margin than our other products. Additionally, the rapid increase in sales of our mobile video products, which generate lower gross margins than our other security and entertainment products, negatively impacted our overall gross margin.
       Income from operations increased by $10.1 million, or 33.6%, from $30.1 million in 2003 to $40.2 million in 2004. This increase was due to higher gross profit partially offset by an increase in operating expenses of $9.3 million. Nearly half of the operating expense increase resulted from the inclusion of Definitive Technology’s operating expenses and costs associated with the sales of satellite radio products. An additional $1.3 million of the operating expense increase was related to the equity incentive payments made in connection with our June 2004 recapitalization. Additionally, operating expenses increased by $670,000 related to a one-time bonus paid in connection with the $6.5 million license payment from a major vehicle manufacturer discussed above. Amortization of intangibles increased approximately $218,000 to $3.5 million in 2004 due to the Definitive Technology acquisition.

Interest Expense
       Net interest expense increased approximately $7.4 million, or 81.8%, from $9.1 million in 2003 to $16.5 million in 2004 primarily as a result of the significant increase in outstanding indebtedness in connection with our recapitalization and Definitive Technology acquisition in 2004. To a lesser extent, our interest expense was affected by general increases in interest rates, which impacted the interest costs on our variable rate debt. The recapitalization resulted in the write-off of $2.8 million of deferred financing fees and unamortized loan discount associated with the repayment of our then-outstanding debt, and this non-cash write-off is included in our interest expense for 2004. Additionally, our 2004 interest expense includes amortization of financing fees related to the new debt incurred in connection with the recapitalization and Definitive Technology acquisition totaling $595,000.

Provision for Income Taxes
       Our effective tax rate increased from 40.6% in 2003 to 41.1% in 2004. Our cash taxes paid in 2004 were $3.9 million, representing 16.5% of income before provision for income taxes. This difference results from the amortization of goodwill for tax purposes over 15 years resulting from our original acquisition by Trivest in 1999, when we made an election under Section 338(h)(10) of the Internal Revenue Code, and from the structure of our subsequent acquisitions.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales
       Our net sales increased approximately $8.1 million, or 6.5%, from $123.7 million in 2002 to $131.8 million in 2003. This increase was due primarily to a $5.1 million increase in gross sales of security and convenience products, and expansion of our mobile video business, partially offset by a $1.6 million decline in car audio sales due to reduced sales of amplifiers resulting from the discontinuation of certain product lines in 2003. Our security and convenience gross sales increased due to increased sales of our remote start products and the introduction of our two-way hybrid devices. We entered the mobile video business in late 2002, which led to an increase in gross sales in 2003 as our products gained acceptance with certain of our specialty retailer customers.
       Total royalty and other revenue increased by $1.1 million from $1.6 million in 2002 to $2.7 million in 2003 due to additional royalty revenue from a new agreement signed in 2003 and a full year of royalties from an agreement signed in 2002.
       Rebates increased to 5.5% of gross sales in 2003 from 4.0% of gross sales in 2002 due to a new rebate program in 2003 and a larger number of products qualifying for rebates in that year.

Gross Profit and Income from Operations
       Our gross profit increased slightly from 2002 to 2003. As a percentage of net sales, our gross profit margin decreased from 49.9% in 2002 to 46.9% in 2003. This gross margin decline was primarily due to increases in sales of our mobile video products, which generated lower margins than the other products we sold in 2003. Our gross margins in our other product lines remained relatively constant from 2002 to 2003.

       Income from operations totaled $30.1 million in 2003, compared to $31.3 million in 2002. This decrease was primarily due to a $1.3 million increase in operating expenses. Operating expenses during 2003 were impacted by increased legal fees associated with enforcing our intellectual property rights, expenses related to the closure of a facility we had acquired in connection with our acquisition of ADS Technologies, and increased marketing expenses.

Interest Expense
       Net interest expense decreased approximately $632,000, or 6.5%, from $9.7 million in 2002 to $9.1 million in 2003 primarily due to lower average debt balances.

Provision for Income Taxes
       Our effective tax rate decreased slightly from 40.8% in 2002 to 40.6% in 2003. Our cash taxes paid in 2003 were $6.3 million.
Liquidity and Capital Resources
       Our principal uses of cash are for operating expenses, working capital, servicing long-term debt, capital expenditures, acquisitions, and payment of income taxes. Due to our business model, our capital expenditures are generally low. In addition, our working capital needs have also generally historically been low due to our outsourced manufacturing model and C.O.D./ credit card payment policies in place with our independent retailers. We maintain stringent collection policies, resulting in approximately 75% of our customers paying either C.O.D. or by credit card. This profile has recently changed with our introduction of satellite radio products and our acquisition of Definitive Technology, which have caused a significant increase in the proportion of our sales to national and regional customers on commercial payment terms, increasing our accounts receivable and inventories. The increase in working capital in the later part of 2004 was also influenced by the seasonal demand for satellite radio and, to a lesser extent, home audio products. Historically, we have financed these requirements from internally generated cash flow and borrowings from our credit facility. Furthermore, our cash flow benefits from a difference in our cash taxes paid and our income tax expense. This difference between our effective tax rate and our cash taxes paid results from the amortization of goodwill for tax purposes over 15 years resulting from our original acquisition by Trivest in 1999 via a 338(h)(10) election and from the structure of our subsequent acquisitions. Assuming continuing profitability, our tax-deductible goodwill will generate approximately $5.6 million of annual after-tax cash flow savings through 2013, with reduced benefits thereafter through 2019.
       Net cash provided by operating activities was approximately $8.9 million in 2004, compared to $21.3 million in 2003. The decline in our operating cash flow from 2003 to 2004 occurred primarily because the increase in our net income (which benefited from our $6.5 million pretax licensing receipt) and the increase in accounts payable associated with our satellite radio and Definitive Technology product sales were more than offset by the $27.3 million increase in accounts receivable and $4.2 million increase in inventory primarily associated with those product sales and the growth in our national retailer accounts. These trends continued in the first six months of 2005, as net cash used in operating activities was $6.4 million, which was primarily due to a $9.1 million increase in inventories and an $11.6 million decrease in accounts payable, partially offset by a $10.9 million decrease in accounts receivable.
       Net cash used in investing activities was approximately $51.1 million in 2004 compared with $1.5 million in 2003. The increase was a result of our acquisition of Definitive Technology in September 2004. Our business model requires minimal capital expenditures, and purchases of property and equipment were $1.3 million in 2004 compared with $1.5 million in 2003. In the first six months of 2005, our net cash used in investing activities was $1.6 million.
       Net cash provided by financing activities was approximately $29.7 million in 2004 compared with net cash used in financing activities of $18.7 million in 2003. Our 2004 financing cash flow reflects approximately $230.0 million of borrowings in connection with the recapitalization and acquisition of Definitive Technology, which more than offset our payment of a $109.4 million special dividend to our shareholders and warrantholders in connection with our recapitalization and our repayment of the existing debt. Our 2003 use of cash reflects repayment of debt out of operating cash flow. In the first six months of 2005, net cash provided by financing activities was $8.0 million, which primarily represents our net borrowings under our line of credit and was used to support the continued growth of our business.
       Cash and cash equivalents were $4.0 million as of June 30, 2005 compared with $3.8 million as of December 31, 2004.
       The following table summarizes key cash flow information:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Restated)	(Restated)

	(In thousands)
Net cash provided by (used in) operating activities	$12,080	$21,250	$8,924	$138	$(6,381)
Net cash (used in) investing activities	(1,751)	(1,520)	(51,140)	(327)	(1,554)
Net cash provided by (used in) financing activities	(2,240)	(18,744)	29,734	(13,338)	8,002
       As discussed above, we intend to use the net proceeds of this offering to prepay all of our outstanding subordinated notes, which will reduce our interest expense. On a pro forma basis, the prepayment of our outstanding subordinated notes would have resulted in a reduction of interest expense of $4.4 million for the year ended December 31, 2004.
       Our principal sources of liquidity are cash from operations and funds available for borrowing under our senior credit facility. Our senior credit facility provides for aggregate borrowings of up to $181.0 million and consists of a $25.0 million revolving credit facility due June 2009 and a $156.0 million term loan due June 2010, with significant quarterly amortization beginning in September 2009. A portion of the revolving credit facility is available as a letter of credit sub-facility and as a swingline facility. Borrowings under the revolving credit facility are used to finance working capital, capital expenditures, acquisitions, certain expenses associated with the bank credit facilities, and letter of credit needs. As of June 30, 2005, we had drawn $8.4 million on our revolving credit facility to fund working capital requirements. We plan to continue to utilize our revolving credit facility, including higher outstanding balances than we have historically experienced, and cash generated from operations to fund working capital requirements and capital expenditure needs. In the future, the growth of our business, including faster than anticipated growth of our satellite radio business, may require us to seek additional sources of liquidity such as a larger revolving credit facility. In addition, if we pursue significant acquisitions in the future, this will likely necessitate additional borrowings and, potentially, additional equity. Our ability to use operating cash flow to increase our growth is limited by requirements in our credit agreement to repay debt with excess cash flow as defined therein.
       In addition to our debt service obligations, our remaining liquidity requirements are primarily for working capital needs and capital expenditures. Capital expenditures are expected to be approximately $2.0 million for 2005. We believe, based on our current revenue levels, that our existing and future cash flows from operations, together with borrowings available under our revolving credit facility, will be sufficient to fund our working capital needs, capital expenditures, and to make interest and principal payments as they become due under the terms of our senior credit facility for the foreseeable future. We have minimal required principal payments until September 2009. We expect to refinance or extend our senior credit facility before that time, but we can provide no assurance that we will be able to obtain such refinancing on acceptable terms, if at all.
Seasonality
       Our business experiences modest quarterly fluctuations in net sales and operating income, and from time to time our sales have been lower than the preceding quarter. These fluctuations are primarily a result of consumer shopping patterns. Sales typically increase in the third quarter due to stronger consumer demand for car audio and mobile video products driven by the summer season, when consumers typically spend more time in their cars, coupled with retail customers purchasing remote start, home audio, and satellite radio products in advance of the holiday selling season. Sales of our products are usually highest in our fourth fiscal quarter due to increased consumer spending during the holiday season, which may become even more pronounced with the anticipated growth of our satellite radio product sales.
       Our quarterly results are also influenced by the timing of acquisitions and product introductions. For example, our results for the fourth quarter of 2004 were significantly higher due to the impact of our September 2004 acquisition of Definitive Technology and sales of our satellite radio products, which began in August 2004. Quarterly performance comparisons can also be affected by product life cycles.
Aggregate Contractual Obligations
       The following table lists our commercial commitments as of December 31, 2004:

		Payments Due by Period
	Total
	Amounts	Less than			6 Years
Commercial Commitments	Due	1 Year	1-3 Years	4-5 Years	and Over

	(In thousands)
Long-term debt, including current portion	$225,610	$—	$4,617	$146,993	$74,000
Operating leases	$14,375	$1,597	$4,940	$3,492	$5,480
       Contractual obligations for long-term debt include required principal payments. The table does not reflect our planned repayment of $74.0 million of indebtedness with the proceeds of this offering. Interest obligations on our long-term debt are all at variable rates. At December 31, 2004, the weighted average interest rate on our long-term debt was 7.92%. The operating leases relate to our Vista, California headquarters lease, our Definitive Technology sales office located in Owings Mills, Maryland, and our Epsom, England office, which expire in 2013, 2006, and 2008, respectively.
Off-Balance Sheet Arrangements
       We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in these relationships.
Non-GAAP Discussion
       In addition to our GAAP results, we also consider non-GAAP measures of our performance for a number of purposes. We use EBITDA, adjusted as described below, referred to in this prospectus as “Adjusted EBITDA,” as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity.
       EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing core operations, as further described below. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance. All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior credit facility. In addition, we determine management bonuses based in significant part on our performance measured by Adjusted EBITDA. Measures similar to Adjusted EBITDA are also widely used by us and others in our industry to evaluate and price potential acquisition candidates. For example, we used EBITDA, as adjusted for certain compensation expenses, rebates, and receivables insurance, to evaluate our acquisition of Definitive Technology in 2004. We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the book amortization of intangibles (affecting relative amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.
       In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described below. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.
       EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital requirements;

•	they do not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect the cost or cash requirements for such replacements;

•	Adjusted EBITDA does not reflect the impact on our reported results of earnings or charges resulting from equity participation payments, management fees, and one-time licensing revenue; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
       Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a substitute for our net income as reported under GAAP, or as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

       The following table presents data relating to EBITDA and Adjusted EBITDA, both of which are non-GAAP measures, for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(Restated)	(Restated)

	(In thousands)
Net income	$12,763	$12,471	$13,962	$5,237	$3,153
Plus: interest expense, net	9,723	9,091	16,523	7,131	10,062
Plus: income tax expense	8,793	8,514	9,754	3,664	2,165
Plus: depreciation and amortization	3,761	4,010	4,448	2,067	2,650

EBITDA	35,040	34,086	44,687	18,099	18,030
Plus: equity participation payment (1)	—	—	1,280	1,280	—
Plus: management fees (2)	571	405	552	233	354
Less: one-time license fee, net of expenses (3)	—	—	5,830	5,830	—

Adjusted EBITDA	$35,611	$34,491	$40,689	$13,782	$18,384

(1)	In connection with our June 2004 recapitalization, we made this payment under an equity participation agreement with our chief executive officer. The sale bonus agreement which replaced that agreement will be terminated in connection with this offering.

(2)	In connection with this offering, our management agreement with Trivest Partners, L.P. will be terminated. For more information, see “Certain Relationships and Related Party Transactions — Management Agreement.”

(3)	Reflects a non-refundable, up-front payment from a major vehicle manufacturer for a non-exclusive license to use certain of our patented technology, net of a special $670,000 bonus paid to all employees.
Quantitative and Qualitative Disclosures About Market Risk
       Our exposure to interest rate risk is primarily the result of borrowings under our existing bank credit facilities. At June 30, 2005, $160.0 million was outstanding under our senior credit facility. Borrowings under our senior credit facility are secured by first priority security interests in substantially all of our tangible and intangible assets. Our results of operations are affected by changes in market interest rates on these borrowings. A 1% increase in the interest rate would result in additional annual interest expense of $1.6 million on our senior credit facility. As required by our credit agreement, we have entered into an agreement to cap the interest rate on a portion of our term loans. Pursuant to that agreement, the interest rate on an aggregate of $78.0 million of our senior debt may not exceed 9.25% on LIBOR rate loans before June 17, 2007.
       We will continue to monitor changing economic conditions. Based on current circumstances, we do not expect to incur a substantial increase in costs or a material adverse effect on cash flows as a result of changing interest rates.
       Our revenues and purchases are predominantly in U.S. Dollars. However, we collect a portion of our revenue in non-U.S. currencies, such as British Pounds Sterling. In the future, and especially as we expand our sales in international markets, our customers may increasingly make payments in non-U.S. currencies. In addition, we account for a portion of our costs in our U.K. office, such as payroll, rent, and indirect operating costs, in British Pounds Sterling. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales, and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency and could cause losses to our contract manufacturers. Although we plan to expand internationally, we do not expect to be materially affected by foreign currency exchange rate fluctuations in the near future, as the transactions denominated in non-U.S. currencies are not material to our consolidated financial statements. Therefore, we do not currently use derivative financial instruments as hedges against foreign currency fluctuations.
Recently Issued Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have on our consolidated statements of income and our financial condition but do not expect SFAS 151 to have a material impact.
       In December 2004, the FASB issued SFAS No. 123R, “Share — Based Payment.” This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS No. 123R addresses all forms of share based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will be reflected as compensation expense in the financial statements. In addition, this statement will apply to unvested options granted prior to the effective date. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC Staff’s interpretation of SFAS No. 123R, which provides the Staff’s view regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides interpretation of the valuation of SBP for public companies. In April 2005, the SEC approved a rule that delays the effective date of SFAS No. 123R for annual, rather than interim, reporting periods that begin after June 15, 2005. We will adopt Statement 123R effective January 1, 2006 and are still evaluating the effect that the adoption of this statement will have on our consolidated financial condition and results of operations, which will depend, in part, on the type of equity-based compensation arrangements we adopt in the future.
       In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for the accounting and reporting of a change in accounting principles. SFAS No. 154 applies to all voluntary changes in accounting principles as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. A change in accounting estimate continues to be accounted for in the period of change and future periods if necessary. A correction of an error continues to be reported by restating prior period financial statements. SFAS No. 154 is effective for the Company for accounting changes and correction of errors made on or after January 1, 2006.
Impact of Inflation
       We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2002,

2003, or 2004. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition, and results of operations.
Controls and Procedures
       A material weakness is “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” A restatement of previously issued financial statements to reflect the correction of a misstatment is a strong indicator that a material weakness in internal control over financial reporting exists.
       Our financial statements as of December 31, 2002 and December 31, 2003 and for the years then ended were reaudited in preparation for the filing of the registration statement of which this prospectus forms a part. As part of those reaudits, several adjustments were identified in order to conform certain of our historical accounting policies and accounting with U.S. generally accepted accounting principles. We have restated our 2002 and 2003 financial statements to reflect these adjustments. The restatements resulted in the deferral of the recognition of revenue on certain shipments made prior to fiscal year end for which risk of loss did not transfer to the customer until the subsequent period, to record expenses and inventory purchases in the proper period, to adjust the financial statement entries to agree with underlying account reconciliations, and to correct entries relating to the calculation of our tax obligations.
       In connection with the preparation of this prospectus, we identified the following material weaknesses:

•	Inadequate Resources in our Accounting and Financial Reporting Functions. We do not currently maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of U.S. generally accepted accounting principles commensurate with our existing financial reporting requirements and the requirements we will face as a public company. Specifically, we had deficiencies in accounting staff with sufficient depth and skill in the application of U.S. generally accepted accounting principles to meet the objectives that are expected of these roles. This material weakness also contributed to the material weaknesses described below.

•	Inability to Appropriately Reconcile and Analyze Certain Accounts. We did not maintain effective controls with respect to the timely analysis and reconciliation of our cash and accrual accounts. As a result, we identified errors at December 31, 2002 and 2003 related to the reconciliation of certain general ledger accounts, including cash and accrual accounts.

•	Failure to Record Expenses and Inventory Purchases in the Proper Period. We did not maintain effective controls with respect to the cut-off for expenses and inventory received by us. Adjustments were required for these cut-off errors in our restated financial statements for 2002 and 2003.

•	Failure to Properly Record Income Tax Obligations. We did not accurately record our tax obligations for each state in which we were required to file returns. Adjustments were made to address these errors in our restated financial statements for 2002 and 2003.
       As discussed above, certain of these control deficiencies resulted in adjustments that were included in the restatement of our financial statements for the years ended December 31, 2002 and 2003, as well as adjustments to our financial statements for the year ended December 31, 2004 and the interim periods ended June 30, 2004 and 2005. Additionally, each of these control deficiencies could result in a misstatement of account balances or disclosures that would result in a material misstatement to our financial statements that would not be prevented or detected. Accordingly, we have determined that each of the control deficiencies described above constitutes a material weakness.

       We cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We plan to refine our internal control over financial reporting to meet the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act. The efficacy of the measures we implement in this regard will be subject to ongoing management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, we expect that additional changes could be made to our internal control over financial reporting and disclosure controls and procedures.
     Plan for Remediation of Material Weaknesses
       We are evaluating these material weaknesses and are developing a plan to remediate such material weaknesses. In connection with our remediation efforts, we expect to review our internal accounting and financial reporting resources, establish formal technical training for accounting and financial reporting personnel, document our conclusions on technical accounting issues and determinations on a timely basis, and ensure the technical proficiency of the audit committee we intend to establish in connection with this offering to oversee our financial reporting function.
       We are also in the process of implementing a system of disclosure controls and procedures that is designed to ensure that information required in our future Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
       We further intend to implement the following initiatives as part of our efforts to prepare for our public reporting obligations, which we believe will contribute to our remediation efforts:

•	We expect to hire or appoint an individual responsible for establishing and enhancing the effectiveness of our internal audit function.

•	We intend to initiate a Sarbanes-Oxley Section 404 preparedness project with the assistance of a reputable international accounting firm.

•	We will implement a disclosure committee that will include the development of a certification and sub-certification process. The committee, certifications and other components of our disclosure controls and procedures will be designed to ensure that we are able to timely record, process, and report both financial and other information to our senior management team.

•	We intend to significantly increase the number and skills of management and staff personnel in our accounting and finance organization to increase our depth of experience in accounting and SEC reporting matters.

•	We expect to continue to review and revise a number of our accounting policies and procedures, including internal employee training, in order to strengthen such policies and procedures and establish greater uniformity in their application.
Critical Accounting Policies and Estimates
       Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
       We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.
Revenue Recognition
       Revenue from sales of products to customers is generally recognized when title and risk of ownership are transferred to the customer; when persuasive evidence of an arrangement exists; when the price to the customer is fixed or determinable; and when collection is reasonably assured, in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements.”
       In accordance with Statement of Financial Accounting Standards (SFAS) No. 48, “Revenue Recognition When a Right of Return Exists,” estimated product returns are deducted from revenue upon shipment, based on historical return rates, the product stage relative to its expected life cycle, and assumptions regarding the rate of sell-through to end users from our various channels based on historical sell-through rates.
       Our royalty revenue is recognized as earned in accordance with the specific terms of each agreement, which is generally when we receive payment.
       We account for payments to customers for volume rebates and cooperative advertising as a reduction of revenue, in accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” Reductions to revenue for expected and actual payments to resellers for volume rebates and cooperative advertising are based on actual or anticipated customer purchases, and on fixed contractual terms for cooperative advertising payments. Certain of our volume incentive rebates offered to customers include a sliding scale of the amount of the sales incentive with different required minimum quantities to be purchased. We make an estimate of the ultimate amount of the rebate our customers will earn based upon past history with the customer and other facts and circumstances. We have the ability to estimate these volume incentive rebates, as there does not exist a relatively long period of time for a particular rebate to be claimed. We have historical experience with these sales incentive programs and a large volume of relatively homogenous transactions. Any changes in the estimated amount of volume incentive rebates are recognized immediately on a cumulative basis.
       In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we account for the proceeds received for sales of SIRIUS-related hardware products as revenue on a gross basis, as we are the primary obligor to our customers, have discretion in pricing with our customers, have discretion in the selection and contract terms with our supplier, and have substantial inventory and credit risk.
Accounts Receivable
       A significant percentage of our customers pay C.O.D. or by credit card. For other customers, we perform ongoing credit evaluations and adjust credit limits based upon payment history and the customer’s current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. We record charges for estimated credit losses against operating expenses and charges for price adjustments against net sales in our consolidated financial statements. While such credit losses have historically been within management’s expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

Inventories
       Inventories are valued at the lower of cost or market value. Cost is substantially determined by the first-in, first-out method, including material, labor and factory overhead. We record adjustments to our inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of the inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. At the point of the loss recognition, a new lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.
Intangible Assets
       Intangible assets consist of the excess of cost over the fair value of assets acquired (goodwill) and other identifiable intangible assets, such as patents, customer relationships, and trademarks. We amortize our identifiable intangible assets over their useful lives, which for patents is 8 to 11 years, for customer relationships is 15 years, for licensing agreements is 12 years, and for non-compete covenants is 4 years. Goodwill is calculated as the excess of the cost of purchased businesses over the value of their underlying net assets. Goodwill and other intangible assets that have an indefinite useful life are not amortized.
       On an annual basis, we test goodwill and other indefinite-lived intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we establish criteria that are reviewed and approved by various levels of management. These impairment tests may result in impairment losses that could have a material adverse impact on our results of operations.
Warranties
       We offer warranties of various lengths depending upon the specific product. Our standard warranties require us to repair or replace defective product returned to us by both end users and our retailer customers during specified warranty periods at no cost to the end users or retailer customers. We record an estimate for warranty related costs in cost of sales based upon our actual historical return rates and repair costs at the time of sale. The estimated liability for future warranty expense has been included in accrued expenses. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that have been experienced in the past. A significant increase in product return rates, or a significant increase in the costs to repair our products, could have a material adverse impact on our operating results for the period or periods in which such returns or additional costs materialize.
Income Taxes
       We provide tax reserves for Federal, state and international exposures relating to potential tax examination issues, planning initiatives and compliance responsibilities. The development of these reserves requires judgments about tax issues, potential outcomes and timing and is a subjective critical estimate. We determine our tax contingency reserves in accordance with SFAS No. 5, “Accounting for Contingencies.” We record estimated liabilities to the extent the contingencies are probable and can be reasonably estimated.

BUSINESS
Introduction
       We are the largest designer and marketer of consumer branded vehicle security and convenience systems in the United States and a major supplier of home and car audio, mobile video, and satellite radio products. Our strong brand and product portfolio, extensive and highly diversified distribution network, and “asset light” business model have fueled the revenue growth and profitability of our company. In fact, we have increased revenue consistently every year for the last 15 years. For the year ended December 31, 2004, we generated total net sales of $189.9 million, which represents an 18.4% compound annual growth rate since 2000. For the 12-month period ended June 30, 2005, we generated total net sales of $226.1 million.
       As the leader in the vehicle security and convenience category, we offer a broad range of products, including security, remote start, hybrid systems, GPS tracking, and accessories, which are sold under our Viper, Clifford, Python, and other brand names. Our car audio products include speakers, subwoofers, and amplifiers sold under our Orion, Precision Power, Directed Audio, a/d/s/, and Xtreme brand names. We also market a variety of mobile video systems under the Directed Video® and Automate brand names. In 2004, we expanded our presence in the home audio market when we acquired Definitive Technology, adding to our established a/d/s/ brand of premium loudspeakers. In August 2004, we began marketing and selling certain SIRIUS-branded satellite radio products, with exclusive distribution rights for such products to our existing U.S. customer base.
       Our products are sold through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers. In 2004, we sold to approximately 3,400 customers, representing over 7,500 storefronts. We are the exclusive supplier of professionally-installed vehicle security products to over 45% of our U.S. retailers. We have also built a strong presence in leading national and regional electronics retailers, including Best Buy, Circuit City, Magnolia Audio Video, and Audio Express. We also sell our vehicle security, convenience, and mobile video products through car dealers, and we recently entered the mass merchant and automotive parts retailer channels with do-it-yourself remote start and convenience products. Our international sales comprised approximately 13% of our 2004 net sales, and our products are sold in 73 countries throughout the world.
       We have a proven track record of enhancing our existing products and developing innovative new products, as evidenced by the 43 Consumer Electronics Association innovation awards we have earned. We hold an extensive portfolio of patents, primarily in vehicle security and also in audio. We license a number of these patents to leading automobile manufacturers and electronics suppliers, which provides us with an additional source of income. We outsource all of our manufacturing to third parties located primarily in Asia. We believe this manufacturing strategy supports a scalable business model, reduces our capital expenditures, and allows us to concentrate on our core competencies of brand management and product development.
Industry
       We compete within the wholesale consumer electronics industry, which in 2004 was estimated to be approximately $113 billion in the United States.
       In general, the proliferation of television programs and other media formats featuring car customization and home improvement have led to increased consumer awareness and desire for products in the markets in which we compete. Programs driving this interest include MTV’s “Pimp My Ride” and “Cribs,” Discovery Channel’s “Monster Garage,” and ABC’s “Extreme Makeover: Home Edition.” We believe this exposure has led to increasing consumer acceptance and demand for our products.

       Security and Convenience. Security products consist of alarm systems designed to prevent theft of both vehicles and vehicle contents. Convenience products allow drivers to perform various functions remotely, such as starting a vehicle in order to heat or cool it prior to driving. Hybrid devices contain both security and convenience functions.
       These markets continue to be characterized by technical innovation. Recent product introductions include two-way security systems, which report vehicle status to the user via an LCD screen on the remote, and GPS tracking systems, which allow for vehicle locating and tracking. We estimate that wholesale spending on aftermarket vehicle security and convenience products in the United States was approximately $300 million in 2004. We believe that this market is generally stable, with growth prospects based on the following:

•	Continued Focus on Security. Drivers are installing an increasing amount of aftermarket accessories in their vehicles. According to the Specialty Equipment Market Association, over the last decade annual spending on aftermarket car parts and accessories has doubled to $28.9 billion a year. We believe this has increased demand for security products needed to protect those valuable contents. According to the 2003 FBI Uniform Crime Report:

•	In 2003, content theft from vehicles amounted to approximately $1.6 billion in the United States. Aftermarket security systems address this type of theft with sophisticated sensor technology.

•	In 2003, an estimated 1.3 million vehicles were stolen in the United States, amounting to an estimated $8.6 billion in value.

•	Increased Product Features. The vehicle security aftermarket increasingly features sophisticated products that incorporate security, convenience, and other advanced features. Examples of these features include two-way capabilities, which provide information back to the user such as confirmation of alarm activation or vehicle ignition; GPS applications, which allow for stolen vehicle recovery and monitoring a vehicle’s location; and remote operation of windows, sunroofs, and audio systems.

•	Low OEM Penetration. Vehicle manufacturers have historically focused primarily on basic security and keyless entry devices, while aftermarket participants generally offer more complex products and systems. We estimate that OEMs have installation rates of only approximately 8% with sensor alarms, no installation of two-way capabilities, and limited availability of remote start features. We believe the automobile industry’s cost-driven manufacturing environment and emphasis on standardization are not conducive to increased OEM adoption of sophisticated aftermarket features. However, if OEMs decide to offer features such as remote start on their new vehicles more broadly, we believe the aftermarket industry could be influenced by the attendant advertising and increase in product awareness.

•	Broadening Distribution Channels. Vehicle security and convenience products have migrated from primarily a specialty, niche item sold primarily by local mobile electronics specialists to a standard product category for a diverse set of retailers, including national and regional electronics chains, mass merchants, and national automotive parts retailers.
       Home Audio. We participate in the premium home loudspeaker market, which represented approximately $445 million of an estimated $1.1 billion separate home audio components wholesale market in 2004. Several technologies and industry developments have continued to drive the growth of this market, including:

•	Home Theater. The emergence of home theater — the integration of audio and video systems to recreate the movie theater experience — has been an important driver of home speaker sales in recent years. Advances such as Dolby Digital technology and 5.1 Audio have led to important changes in the home speaker category, most notably the use of surround sound technology. These developments in home entertainment are driving growth in premium speaker sales, as many consumers upgrade their home loudspeaker systems.

•	Flat Panel Displays. Flat panel televisions have experienced extraordinary sales growth due to superior picture quality, high-definition capabilities, and the continuing decline in retail prices. Flat panel television sales grew to an estimated 3.4 million units in 2004, an increase of approximately 115% compared to 2003. We expect strong continued sales of flat panel televisions in 2005. Consumer spending on flat panel televisions is driving growth in premium speaker systems, as many consumers upgrade their home loudspeaker systems to match the sophistication of their video displays. In addition, with the continued decline in the prices of flat panel televisions, we believe consumers are more likely to allocate spending to other components such as speakers.

•	Architectural Loudspeakers. Architectural loudspeakers (in-wall/in-ceiling speakers) appeal to consumers seeking to integrate their entertainment systems into their homes. These speakers are typically used in distributed audio applications or home theater systems. The desire for appealing aesthetics, the space efficiency of in-wall and in-ceiling speakers, and the increasing penetration of structured wiring have all resulted in an increasing consumer demand for architectural loudspeakers. Additionally, the recent increases in new home construction and home remodeling, coupled with the low existing market penetration of architectural loudspeakers, have led to increased demand in this market.

       Car Audio. The total U.S. car audio wholesale aftermarket was an estimated $2.2 billion in 2004. We participate in the portion of this market that consists of speakers, subwoofers, and amplifiers, an approximately $660 million market in 2004, which generally offers higher margins than the “head units” used to control the audio system and play CDs and tapes. More than 100 companies participate in this portion of the market.
       Although the market for speakers, subwoofers, and amplifiers has fluctuated, we believe that the following developments provide prospects for growth of this market:

•	Sound Quality and Format. Sound quality has increased greatly in recent years due to the development of digital transmission, storage, and playback, including satellite radio. In addition, new music formats have been developed, such as MP3. We believe the increases in both sound quality and storage should drive additional car audio purchases, as consumers seek to upgrade sound quality in their vehicles.

•	Increased Customization. We believe the growing popularity of vehicle customization should help increase car audio sales. Television programs, hit movies, and other media formats have brought increased visibility to custom car audio systems, which we believe support demand in our core car audio demographic.
       Mobile Video. The U.S. mobile video and navigation wholesale aftermarket generated an estimated $782 million in 2004 and has expanded rapidly in recent years. This category consists of overhead systems, stand alone and headrest-mounted monitors, in-vehicle DVD players, and in-dash and portable navigation units. We offer all of these products other than in-dash and portable navigation units. Mobile video has gained in popularity particularly due to the adoption of rear seat entertainment units, which allow passengers to watch movies and play video games, as well as from increased consumer awareness and declining retail prices.
       The mobile video market further benefits from the following developments:

•	Larger Vehicles. Minivan and sport utility vehicle owners have more room for video screens and more passengers to entertain. As a result, mobile video systems are especially prevalent in these vehicle categories.

•	Children’s Entertainment. The adoption of mobile video has been especially prevalent among families with small children. The ability to occupy and entertain children while on longer drives has led to strong demand from consumers in that demographic.

•	Gaming. The ability to connect videogame players to mobile video screens has also led to the popularity of mobile video. Videogame players enjoy the ability to play while traveling, and mobile video offers those players a superior gaming experience from what they receive with handheld units.
       Satellite Radio. Satellite radio service provides music, entertainment, and information programming on a subscription basis. There are currently two satellite radio service providers operating in the United States, SIRIUS Satellite Radio and XM Radio. These companies focus on providing the programming and have partnered with hardware suppliers to sell the hardware used to receive satellite broadcasts. The target market for satellite radio includes more than 200 million registered vehicles and over 100 million households in the United States. Satellite radio has experienced dramatic subscription growth. As of June 30, 2005, SIRIUS reported 1.8 million subscribers and SIRIUS has projected that the number of its subscribers will increase to 3.0 million by December 31, 2005.
       The primary drivers of growth in the satellite radio market include the following:

•	Programming Content. Satellite radio programming consists of nearly commercial free music, talk shows, sports, and other entertainment content. In much the same way that cable television offers expanded viewing choices over traditional broadcast television, satellite radio offers greatly enhanced listening options over traditional broadcast radio. Satellite radio offers listeners a much broader selection of programming formats and even allows listeners to customize their own content.

•	Consumer Awareness. Satellite radio service has only recently become available to consumers, and both SIRIUS and XM Radio are rapidly adding new subscribers to their customer base. This growth in subscribers is driving the attendant growth in hardware sales.
       In 2004, sales of plug-and-play satellite radio hardware totaled approximately $415 million. Both satellite radio service providers continue to aggressively market their services, and have formed various alliances with automobile manufacturers and consumer electronics companies in order to continue expanding their subscriber base. Most radio manufacturers now offer products that either receive, or are compatible with, SIRIUS and/or XM broadcasts.
Our Competitive Strengths
       We believe that the following key competitive strengths will contribute to our continued success:
Strong Market Positions
       We enjoy the #1 market position in vehicle security and convenience products. We have established this position over the course of two decades by focusing on quality, innovation, and customer relationships. Over time, we have leveraged our security and convenience platform to enter other complementary product categories in which we have also built strong market positions. For example, we have been successful in developing and selling our mobile video products to existing customers. Our product development capabilities and extensive retail distribution network have allowed us to grow into a major mobile video supplier in approximately three years. In the home audio category, we have enhanced our market position through our acquisitions of ADS Technologies and Definitive Technology. Finally, we have achieved a leading market share in satellite radio hardware through our relationship with SIRIUS Satellite Radio to distribute SIRIUS-branded receivers.

       We believe our extensive portfolio of 87 patents and 126 U.S. and 153 foreign trademark registrations, and our proprietary database of over 5,000 vehicle wiring diagrams, protect our position in the security and convenience market. Furthermore, we believe that the customer service and technical service we provide contribute to maintaining our strong market positions. We also believe our extensive distribution network and relationships with specialty and national retailers give us an advantage over most competitors.
Broad Portfolio of Established Brands
       We believe our portfolio of established brands is a significant competitive strength. We believe our core brands are well-known and desired by the most important retailers of consumer electronics as well as by consumers. Our Viper, Python, and Clifford brands enjoy a high-quality reputation and substantial consumer awareness. We have expanded our broad portfolio of brands to include Definitive Technology, Orion, a/d/s/, Precision Power, Directed Video and Automate to target specific product categories or distribution channels within our markets. In the satellite radio market, SIRIUS enjoys high brand recognition among consumers as one of only two national satellite radio content providers. We believe this diverse portfolio of brands positions us to compete effectively in the most attractive segments of our various markets.
       As a result of the strength of our brands, we are generally able to sell our security and convenience products at higher price points than similar products sold by other companies. For example, more than 75% of our surveyed retailers position our Viper brand at a premium price point. Our multi-brand portfolio also allows us to sell different brands through different channels and avoid the brand dilution and channel conflict experienced by some of our competitors.
Highly Diverse Customer Base
       Our products are sold through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers. We believe our diverse network of approximately 3,400 customers, over 45% of whom utilize us as their exclusive supplier of security products, is a competitive strength. We have built strong relationships with the larger national and regional electronics retailers, and we have well-established relationships with more than 3,000 independent retailers. Except for Best Buy (including Magnolia Audio Video, a subsidiary of Best Buy) and Circuit City, no customer accounted for more than 3% of our net sales in 2004 or the first six months of 2005, with our top 25 and top 100 customers representing only 44.8% and 58.5% of net sales, respectively, in 2004. Moreover, our efforts to diversify our revenue stream into areas such as home and car audio and mobile video have diversified our customer base by adding retailers such as Magnolia Audio Video, Audio Express, and others who specialize in these market segments.
       Our products also appeal to a broad demographic base of consumers, who are widely distributed across age, gender, marital status, income, and educational levels. Of the more than 48,000 consumers who completed our warranty cards in 2004, approximately 50% indicated they were over 44 years old. In addition, consumers install our security and convenience, car audio, and mobile video products into a wide range of vehicle makes, models, and model years. We believe that our broad and diverse retailer and consumer bases limit our exposure to any particular segment of our markets and provide a strong platform for continued growth.
Attractive Retailer Proposition
       Most of our brands provide retailers with attractive gross margins, which can range as high as 60-70% on our security and convenience products. In addition, a majority of our products (including approximately 96% of our security and convenience products) are professionally installed, which provides retailers with additional revenue opportunities.

       Other key elements of our attractive retailer proposition include:

Element	Benefit

Efficient Inventory Execution	Approximately 93% average fill rate on our mobile products, with approximately 91% of all orders shipped on time in 2004
Installer-Friendly Design Philosophy	Easy installation with minimal return rates
Commitment to Training	More than 4,000 installers trained
       We believe our attractive retailer proposition is a critical competitive advantage because retailers typically have significant influence on customer buying decisions in our markets.
Strong Track Record of Growth and Operating Profit
       We have a consistent track record of delivering growth and profitability through various economic cycles. In fact, we have increased revenue consistently every year for the last 15 years. We have driven this growth organically, through product innovation and expansion of our customer base, as well as through acquisitions. We believe that our consistent history of operational performance instills confidence in our retailer customers and is an important source of competitive strength. In addition, our lean organization and cost structure, disciplined approach to business and capital management, and attractive margins have enabled us to consistently generate strong operating profit. Our operating profit has given us the flexibility to invest in our operations, bolster our growth through acquisitions, and pay our debt obligations ahead of schedule.
Scalable, Outsourced Manufacturing Model
       We outsource 100% of our manufacturing activities to third parties located primarily in Asia. This outsourced manufacturing model requires minimal capital expenditures, which have averaged approximately 1% of sales annually over the past five years. By outsourcing manufacturing, we have the ability to scale our business appropriately in response to changing market conditions. We believe this “asset-light” business model also allows us to focus on our core competencies of brand management and product development while maintaining attractive financial metrics such as high sales per employee.
Strong Executive Team with Experience Managing Growth
       Our employees are led by an experienced, proven management team, which has been instrumental in directing our growth over the past several years. Our senior management team has over 100 years of collective consumer electronics industry experience. Our chief executive officer, James E. Minarik, has a 25-year track record of building successful organizations in the consumer electronics industry and is widely recognized for his industry leadership in senior positions at both the Consumer Electronics Association and the Electronics Industry Association. Over the past five years, our management team has more than doubled our net sales, completed four acquisitions, and established a solid platform for continued growth.
Our Strategy
       We have built our company around simple, straightforward principles, which will continue to be the foundation of our future as a public company. These include high quality, innovative, and reliable products designed “by installers for installers”; outstanding technical support; same day shipping on most orders; a relentless focus on company and dealer profitability; and easy-to-understand and customer-friendly practices in warranty, service, training, and installation support.

       We intend to further enhance our position as a leading designer and marketer of innovative, branded consumer electronics products. Key elements of our strategy include:
Leverage Successful Multi-Brand Strategy
       Our successful multi-brand strategy is a key component of our future growth plans. In security and convenience products, we believe our Viper, Python, Clifford, and other brands position us to increase our sales in this profitable market across multiple distribution channels. In our home and car audio and mobile video businesses, we believe it will be critical for us to manage and enhance our brand portfolio. As we grow these businesses and increase their penetration within our distribution channels, we intend to utilize the multi-brand approach that has been successful for us in our security and convenience category. For example, in the mobile video area, we have introduced the Automate brand into the car dealer channel to differentiate these products from the Directed Video brand that we currently sell into the national, regional, and specialty retail channels. Likewise, with our differentiated offerings consisting of the Orion, Precision Power, Directed Audio, a/d/s/ and Xtreme brands, we address different segments of the car audio market. We believe this multi-brand strategy should allow us to grow our existing brands and leverage them into new product categories and distribution channels.
Increase Customer Penetration
       We intend to continue increasing our penetration within our existing network of approximately 3,400 customers. A key element of this strategy is our “Power of One” marketing program, which facilitates cross-selling by creating incentives for our security and convenience retailers to also purchase our car audio and mobile video products. In addition, we plan to capitalize on our successful introduction of SIRIUS-branded satellite radio receivers to further increase our shelf space in Best Buy, Circuit City, and elsewhere.
Develop New and Enhanced Products
       We plan to leverage our expertise in product design and development, our strong intellectual property platform, and our diverse distribution network by continuing to develop and introduce new and enhanced products in our current and complementary categories. For example, we intend to capitalize on our technology base to develop and introduce enhanced two-way technologies, GPS/ telematics systems, and additional LCD menu products. We have also recently introduced a car audio amplifier integrated with a security device, which can impose limits on amplifier use when the alarm is put in valet mode and can prevent the amplifier from being used if it is stolen.
       The development of our car audio and mobile video businesses illustrate our strategy of expanding into complementary categories. We see opportunity to increase our sales of these products by cross-selling them within our existing retail distribution network.
       We initially entered the home audio market in 2001 with our acquisition of ADS Technologies, a marketer of home and car audio equipment sold under the a/d/s/ brand name. We subsequently augmented our home entertainment platform with the acquisition of Definitive Technology in 2004. We expect that the market expansion occurring in the home theater industry, coupled with our relationships with leading specialty retailers and our ability to develop high-quality product offerings, should provide strong growth opportunities for our existing and new home audio products, such as our recently developed Mythos speakers designed for use with flat panel televisions.
Expand Distribution Channels
       We intend to broaden the distribution of our products by expanding our distribution channels, both domestically and internationally.

•	Domestic. We intend to continue adding some of the largest and fastest growing retailers in the United States to our distribution network. In 2004, we entered the mass merchant channel for the first time with our line of do-it-yourself remote start and convenience products. We also intend to increase our presence in the car dealer channel. There are more than 21,500 car dealers in the United States, and we have designed our Automate line of products specifically for that market. We have recently begun targeting this market and believe that it represents a significant growth opportunity. In the automotive parts retailer channel, we are working with Pep Boys as it tests a new format geared at specialty products. We are currently selling our Avital security products, Directed Video mobile video products, and Orion car audio products in those stores. In the car video category, we intend to expand our relationship with Best Buy as well as continue our penetration of our dealer base. We intend to capitalize on both our well-recognized brand names and strong distribution network to continue to expand our dealer base.

•	International. We believe there is a significant opportunity to expand our international distribution. We believe that many of the same factors — increased awareness of the value of security and convenience products, the need for additional security due to the increased value of accessories installed in cars, and widening consumer interest in premium home theater systems — that have driven the growth of our business in the United States could also benefit our international business. We plan to use our current U.K. office as a base for expansion into additional European markets. Our international growth plan includes appointing new distributors and working with our security and convenience customers to sell additional product categories. We are also considering establishing a direct sales force in selected foreign countries. Additionally, we believe that the emerging Chinese automotive market represents a promising long-term consumer market opportunity for our products.
Pursue Selective Acquisition Opportunities
       We operate in a number of fragmented markets, and we regularly evaluate opportunities to acquire companies, brands, and technologies. We believe acquisitions enable us to leverage our distribution and brand management capabilities and our strengths in product design and development. We plan to continue to pursue acquisition opportunities in a disciplined fashion and to consummate acquisitions that offer attractive synergies and valuations. Our acquisitions of ADS Technologies and Definitive Technology enabled us to quickly develop a strong position in the premium home loudspeaker category. In turn, this allowed us to increase our penetration into national retailers such as Best Buy via its Magnolia Audio Video specialty home audio business.

Product Lines
       We categorize our products as security and entertainment products and satellite radio products. Within the security and entertainment category, we sell products in security and convenience, home and car audio, and mobile video. Over the course of our history, we have continuously expanded our product offerings through a combination of internally developed product innovation and acquisitions. The table below highlights selected key product introductions:

Product	Year

Anti-Theft, Digital Keypads, Motion Sensors	1983
Radio Frequency Remote Control and Shock Sensors	1987
Remote Start	1990
Hybrid	1995
Car Audio	1996
Home Audio	2001
Mobile Video / Two-Way Security and Convenience	2002
Do-It-Yourself Security and Remote Start	2003
Satellite Radio	2004
Security and Entertainment
       Within the security and entertainment category, we sell products in vehicle security and convenience, home and car audio, and mobile video.
       Security and Convenience. We are the largest designer and marketer of consumer branded vehicle security and convenience systems in the United States. As the leader in the security and convenience market, we offer a full range of products and accessories at various price points. Major products include the following:

Representative
Product	Description	Retail Price Points

Security	Designed to deter theft of vehicles and vehicle contents.	$99 - $399

Remote Start	Permits users to start a vehicle’s ignition from up to one-half mile away from the vehicle.	$159 - $399

DIY Remote Start	Remote start systems designed for do-it-yourself installation.	$59 - $199

Hybrid	Contains security, remote start, and other convenience capabilities.	$349 - $499

GPS Tracking	Remote locating and tracking to recover a stolen vehicle and for fleet management.	$499 - $799

Accessories	Selection of components to facilitate vehicle installation.	Broad Range
       Our convenience products offer consumers significant benefits over traditional keyless entry devices, including two-way communication, advanced LCD and LED monitoring devices, high-range Responder® transmitting technology, and more comprehensive control of vehicle systems (such as climate control, locks, diagnostics, and audio systems).

       Our vehicle security and convenience products are marketed under the following brands:

• Viper	• Avital	• Boa
• Clifford	• Valet	• Automate
• Python	• Hornet	• DesignTech
       Home Audio. We sell a full line of high-end home loudspeakers under the Definitive Technology brand name and a premium line of custom-installed home audio products under the a/d/s/ brand name. Definitive’s patented acoustic technology, consumer advertising, and product reviews have created a premium brand position among leading retailers. Additionally, we have capitalized on the growth of flat panel television screens with our Mythos product line, an on-wall audio system specifically designed to complement flat panel displays. Our a/d/s/ line of architectural loudspeakers has a solid reputation established over more than 30 years and is generally used in custom installations.
       We currently market a comprehensive line of home audio loudspeakers:

Representative
Product	Description	Retail Price Points

ProCinema	Packaged speaker systems that include surround speakers, a center channel speaker and a powered subwoofer designed for music and movie surround sound applications.	$199 - $699 (package)

Tower Speakers	Patented “bipolar” speakers designed for three dimensional sound with built-in subwoofers marketed under the SuperTower trade name.	$299 - $2,499 (each)

Mythos	On-wall and stand-alone speakers designed to complement flat panel televisions.	$499 - $799 (each)

Powered Subwoofers	Ultra-compact subwoofers marketed primarily under the SuperCube trade name.	$699 - $1,699 (each)

Architectural & Outdoor Loudspeakers	A wide range of in-wall, in-ceiling, and outdoor speakers engineered to achieve superior sound quality.	$259 - $649 (each)

Center Channel, Surround, and Bookshelf Speakers	Smaller speakers designed for specific applications.	$175 - $799 (each)

       Car Audio. We sell car audio products under the Orion, Precision Power, Directed Audio, a/d/s/, and Xtreme brands. This multi-brand strategy provides us with the ability to offer products at a variety of price points and to target consumers in a number of distinct demographic groups. We offer an extensive selection of high-performance car audio products and concentrate on the higher margin categories of the car audio market:

Representative
Product	Description	Retail Price Points

Amplifiers	Power amplifiers increase the voltage and current coming from the source unit, providing more power than possible from a source unit alone.	$99 - $1,499 (each)

Speakers	Aftermarket speakers provide improved sound quality compared to most factory-installed car audio systems.	$39 - $499 (each)

Subwoofers	Speakers that are eight inches or greater in diameter, which are designed to play lower (bass) frequencies.	$49 - $699 (each)

Accessories	Power capacitors, distribution blocks, audio interconnects, and amplifier wiring kits for a variety of installation applications.	Broad Range
       Mobile Video. We market a variety of mobile video systems and accessories. We have distinguished our video offerings through the design of desirable features such as detachable and larger screens, headrest units that simplify installation, “all-in-one” overhead units, and a “dockable” DVD player for use in both a vehicle overhead unit and in the home. Our mobile video products are sold in mobile specialty retailers and Best Buy under our Directed Video brand and to car dealers under our Automate brand. We currently offer the following products:

Representative
Product	Description	Retail Price Points

Overhead Entertainment Systems	Flip-down video displays combined with DVD players and wireless headphones that are installed inside the roof of SUVs and minivans.	$449 - $1,199 (package)

Replacement Headrest Packages	Aftermarket headrests that contain video screens and are designed to easily replace existing OEM headrests, packaged with a DVD player and headphones.	$999 (package)

Stand-Alone Video Monitors	Active matrix LCD screens designed for vehicle installation.	$229 - $1,199 (each)

Media Players	DVD players designed for vehicle installation.	$129 - $179 (each)

Accessories	Wireless headphones, control modules, trim rings, and antennas designed for installation convenience.	Broad Range

Satellite Radio
       SIRIUS, a satellite radio company providing over 120 channels of primarily commercial-free music, sports, information, and entertainment, selected us in 2004 as a strategic partner to exclusively market, sell and distribute certain SIRIUS-branded products to our existing customer base in the United States. SIRIUS provides and delivers the satellite radio content, and we market and distribute SIRIUS-branded electronic devices that receive and play that content. The announcement of popular radio personality Howard Stern’s upcoming move to SIRIUS in January 2006, the exclusive satellite radio availability of NFL coverage, and the availability of NASCAR coverage beginning in 2007 have strengthened the SIRIUS lineup and have propelled SIRIUS’ growth to over 1.8 million subscribers as of June 30, 2005.
       We have a multi-year agreement with SIRIUS pursuant to which we have exclusive U.S. distribution rights for certain SIRIUS-branded products through 2008. The SIRIUS-branded products that we distribute include the following:

Representative
Product	Description	Retail Price Points

Portable Plug-and-Play Receivers	Portable units that can be attached in a vehicle, boombox, or at home.	$99 - $149

Docking Kits	Docking stations to allow users to utilize receivers in vehicles or at home.	$39 - $99

Home Receivers	Satellite radio reception units for use with home audio equipment.	$269

Down Link Processors	Receivers designed to add to any existing car stereo.	$99 - $149

Accessories	Signal combiners, distribution systems, antennas, and related items to assist with vehicle and home installations.	$20 - $70
Distribution
       Our products are sold through numerous channels, including independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers.
Specialty Retailers
       Mobile specialty retailers are the primary distribution channel for mobile electronics products in the United States. The majority of our independent retailers operate two or fewer locations. We are the exclusive supplier of professionally-installed vehicle security products to over 45% of our U.S. retailers. We supply mobile specialty retailers with a wide range of security brands from premium Viper, Python, and Clifford products to promotional and do-it-yourself devices under the Valet, Hornet, Avital, and Boa brands. We believe that these retailers should remain an attractive distribution channel for us due to our long-term relationships and their focus on customer service.
       We provide home audio specialty retailers with a variety of premium home loudspeakers. Similar to our relationship with our mobile retailer network, we are an important supplier to our home audio specialty retailers due to the relatively healthy margins they earn on Definitive and a/d/s/ products. With the acquisition of Definitive Technology, we solidified our position in the home audio specialty channel. In a survey of retailers that carry Definitive Technology products, 56% cited Definitive Technology as their “most important” packaged loudspeaker supplier, six times more often than our nearest competitor.

National and Regional Electronics Chains
       We believe that national and regional electronics chains enable us to efficiently broaden our distribution and scale our business. Accordingly, we have devoted significant resources to increase our penetration with large national and regional chains such as Best Buy, Circuit City, Magnolia Audio Video, and Audio Express. We believe that our history with both Best Buy and Circuit City illustrates the opportunities that are available in this channel.

•	Best Buy. We have supplied Best Buy with security and convenience products since 1994 and have helped them sell more premium, higher-priced products in this category. In 2004, we increased our product offerings with Best Buy through the addition of mobile video and SIRIUS Satellite Radio products. We believe that the significant sales of these products at Best Buy should strengthen our relationship and provide additional cross-selling opportunities.

•	Circuit City. We have served as a vendor to Circuit City since 1986. We were recently named Circuit City’s exclusive provider for mobile security, remote start, convenience systems, and related accessories. The products we sell to Circuit City consist of the latest technologies available in our Python, Valet, Hornet, Boa, and Directed Installation Accessories lines. Circuit City is also one of our largest customers of SIRIUS Satellite Radio products.
Mass Merchants and Automotive Parts Retailers
       We believe that mass merchants and automotive parts retailers represent an important opportunity to expand our sales. As a result, we have begun to focus on these channels and introduced our line of do-it-yourself remote start and convenience products under our Boa brand name in 2004. In addition, we began selling DesignTech products in 2005, primarily through the automotive parts retailer channel. As consumer awareness of our products increases, we believe that the mass merchant and automotive parts retailer channels will become an increasingly important part of our distribution strategy. We plan to pursue additional opportunities with mass merchants and automotive parts retailers, while preserving brand differentiation of our premium products to protect our existing retailer base.
Car Dealers
       We market a wide range of security and convenience products to car dealers both directly and through expeditors contracted to perform installation. Our car dealer customers are generally able to realize higher profit margins when they install our aftermarket products compared to their margins on OEM-installed options. We intend to achieve further penetration of this channel through our new Automate line of security and convenience products and, beginning in 2005, new mobile video products.
International Distribution
       We sell our products internationally through our U.K. office as well as to over 100 distributors in 73 countries. We believe there is a significant opportunity to expand our international distribution and that many of the same factors that have driven the growth of our business in the United States could also benefit our international business. We plan to use our current U.K. office as a base for expansion into additional European markets. Our international growth strategy includes appointing new distributors and working with our security and convenience customers to sell additional product categories. We are also considering establishing a direct sales force in selected foreign countries. Additionally, we believe that the emerging Chinese automotive market represents a promising long-term consumer market opportunity for our products.

       Our international sales were approximately $25.5 million in 2004 and approximately $11.2 million in the first six months of 2005.
Customers
       We sell our products to independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, car dealers, and international distributors. Our top 25 and top 100 customers accounted for approximately 44.8% and 58.5%, respectively, of our net sales in 2004. For the year ended December 31, 2004, other than sales to Best Buy and Magnolia Audio Video (a subsidiary of Best Buy), which together accounted for approximately 19.6% of our revenue, no customer accounted for more than 3% of our revenue. In addition, our independent Canadian distributor sells to Best Buy and its Future Shop subsidiary in Canada. We anticipate that Circuit City may account for more than 10% of our revenue in 2005.
Sales and Marketing
       We market our products through a direct sales force and through third-party sales representatives. At June 30, 2005, we employed 53 sales and marketing staff members and also used 22 outside independent sales representative groups that had a total of 42 individuals selling our products. Our extensive in-house marketing operation supports our sales force with a comprehensive advertising campaign that includes tradeshows, public relations, point-of-purchase displays, co-marketing and cross-selling initiatives, advertising, and product placement. One of our most important marketing events is our participation in the annual Consumer Electronics Show in Las Vegas, Nevada. We advertise our Definitive Technology brand extensively in consumer specialty magazines, including Home Theater and Sound and Vision. In 2004, our brands received over 600 million impressions in the news media.
       Our direct employees generated approximately 80% of our sales in 2004, and our chief executive officer and our senior vice president of sales and marketing directly manage our relationships with Best Buy and Circuit City. We utilize direct employees except where the geography or lack of retailer density in a particular area makes the use of independent sales representatives more cost effective. We also maintain our own credit staff that reviews new customers for suitability and monitors customer accounts.
       Our sales force is focused on encouraging retailers to carry a wide selection of our products and has successfully sold new product categories to our existing retailer base. For example, the introduction of cross-selling programs such as the “Power of One” has promoted significant growth within the mobile specialty channel. This marketing campaign has been developed to encourage increased sales of our mobile video and audio products through a variety of discounts and promotions. Through 2004, the initiative experienced notable success, with approximately 30% of all customer accounts enrolled in the program.
       We have developed the slogan “The Brand Above” to describe the Directed Electronics name and connote our multi-brand strategy. We use “The Brand Above” slogan to market our company to current and potential retailer partners.
       We believe that consumer awareness of products is important to our future growth and, therefore, we also devote significant effort and expense on consumer education. We believe that relatively few consumers are aware of the limitations of factory-installed security devices, such as kill switches and keyless entry, or the benefits of the more advanced security and convenience features available in the aftermarket. We have established our “False Sense of Security” educational program to educate consumers on the limitations of factory-installed alarms. Additionally, we believe our Snake Pit training center should help our reputation among installers and lead to additional word-of-mouth referral business for our brands.

       Our corporate website, located at www.directed.com, and our brand websites such as www.clifford.com, www.orioncaraudio.com, and www.definitivetech.com, offer consumers and retailers reliable and comprehensive information about our product offerings and consumer services.
Outsourced Manufacturing and Assembly
       We outsource the manufacturing and assembly of our products to contract manufacturers primarily located in Asia. We perform regular on-site inspections and quality audits of these manufacturers. We believe our manufacturing strategy supports a scalable business model, reduces our capital expenditures, and allows us to concentrate on our core competencies of brand management and product development.
       We have built an extensive and mutually beneficial supply relationship with our largest supplier that has lasted nearly 20 years, and we believe that we are by far their largest customer. That supplier accounts for a significant portion of our total purchases. As a result of our growth in other product categories and the increased diversity of our supplier base, purchases from our largest supplier as a percentage of our total purchases have declined in recent years. We currently receive products from and are engaged in ongoing discussions with numerous other offshore suppliers in order to further expand our outsourcing relationships.
       We do have written agreements with most of our contract manufacturers that specify lead times and delivery schedules but do not have long-term (more than one year) arrangements with any of our contract manufacturers that guarantee production capacity or prices.
       During our product development process, we identify and directly negotiate directly with the suppliers who will provide the necessary materials to our contract manufacturers. We often pay those suppliers directly at the outset of a product’s manufacturing lifecycle. In this way, we are able to better control the cost of our products while simultaneously reducing our dependence on our contract manufacturers through the establishment of direct relationships with suppliers of raw materials.
Product Development and Engineering
       We focus our product development and engineering efforts primarily on enhancing existing products and creating new products. At June 30, 2005, we employed 23 in-house staff who specialize in product development, specifically within the areas of radio frequency, bypass/data-bus module, and industrial, mechanical and audio circuit design. We have earned 43 Consumer Electronics Association innovation awards and have consistently maintained ISO 9001 certification.
       Our product development and engineering efforts are a collaborative enterprise between our in-house product development personnel, our sales and marketing staff, our suppliers, and certain third-party design firms. This model allows us to minimize research and development expenditures, as our suppliers dedicate resources on our behalf.
Technical Support and Warranty
       We maintain and make available to our customers a proprietary database of over 5,000 vehicle wiring diagrams to assist our retailer customers with the installation of our products. On a secured part of our website, we also provide additional comprehensive and valuable information for dealers and distributors, including product schematics and ad layouts.
       Our products carry standard warranties against defects in material and workmanship, and we will either repair or replace any product that contains such defects. Repair services are also available for products that are no longer covered under the original warranty. We provide a rapid factory direct repair program for our U.S. customers under which we repair and ship products generally within 48 hours of receipt, reducing retailer and consumer inconvenience if our products fail to perform properly. Our international distributors generally assume the warranty obligations on the products they sell for us.
Training
       Our Snake Pit technical training center, one of the most advanced of its kind in our industry, opened in 2005. The Snake Pit encompasses approximately 11,000 square feet at our Vista, California headquarters and is designed to educate both novice and experienced installation personnel. We organized the Snake Pit similar to a vocational school, and we charge a separate fee for these classes. Our goal is to train the best installers in the industry. The Snake Pit facility contains state-of-the-art classrooms with individual work stations equipped with down-force ventilation. The facility also contains vehicle installation bays and a fully equipped paint booth capable of accommodating virtually all passenger cars and SUVs. We offer a variety of classes including advanced security, remote start, and accessory installation; car audio design, sound theory, and system analysis; and advanced construction with fiberglass, metal, and exotic materials. The Snake Pit uses field-trained experts and dedicated engineers as instructors and has the capacity to train approximately 880 student installers per year.
Intellectual Property
       We rely on a variety of intellectual property protections, including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions, to protect and advance our intellectual property. We hold patents in various technological arenas, primarily in vehicle security, and home and car audio. We also own the intellectual property developed by our contract manufacturers on our behalf. In total, we hold 87 issued U.S. patents and have 14 U.S. patents pending. Of our issued U.S. patents, 11 have also been issued as patents in foreign jurisdictions. We consider our patent portfolio to be a key competitive advantage for our business, and we license a number of patents to leading automobile manufacturers and electronics suppliers, which provides us with an incremental source of revenue.
       We have registered many trademarks and trade names both in the United States and internationally and are committed to maintaining and protecting them. We believe certain of our trademarks and trade names are material to our business and are well known among consumers in our principal markets. Our principal trademarks and trade names include:

• Viper	• Definitive Technology	• Automate
• Clifford	• a/d/s/	• Orion
• Python	• Directed Video	• Precision Power
• No One Dares Come Close	• The Science of Security	• DesignTech
Competition
       Our security and convenience products face competition from a limited number of electronics companies. Certain of our other markets, such as mobile video, are very competitive, rapidly changing, and characterized by price competition and rapid product obsolescence. Additionally, certain markets, such as satellite radio, are characterized by rapidly changing technologies and evolving consumer usage patterns. We compete on the basis of brand recognition, quality and reliability, customer service and installation support, distribution capabilities, and, in certain markets, price. Our competitors come predominantly from two categories:

•	Specialty Audio Suppliers. These companies generally compete in specific market niches on the basis of brand image, quality and technology.

•	Large Consumer Electronics Companies. These companies offer a wide range of products as part of their broad consumer electronics offerings. These companies tend to focus on large, high-volume product categories and generally have not focused on the smaller product segments, such as component speakers, security and convenience products, car amplifiers, and mobile video units, in which we compete. Although consumers may purchase complete audio systems or “theater-in-a-box” made by these consumer electronics companies instead of systems with premium component speakers, we do not compete directly with these products at most of the retailers carrying our speakers. We do, however, compete with a few of these companies with respect to certain car audio speaker products. We plan to continue our focus on product categories that do not compete directly with these consumer electronics companies at the wholesale level. To the extent that these companies choose to focus on our product categories, they would be formidable competitors.

       We consider our principal competitors within our product lines to be those listed below:

•	Security and convenience: Audiovox and Crimestopper

•	Premium loudspeakers: Klipsch, Paradigm, B&W, Harman (JBL and Infinity), and Bose

•	Satellite radio: Delphi (XM Radio), Audiovox, Clarion, and Sanyo

•	Mobile video: Audiovox and Rosen

•	Car audio: Rockford Fosgate, Kicker, Alpine, MTX, JL Audio, and Audiobahn
       We also compete indirectly with automobile manufacturers, who may improve the quality of the security, convenience, audio and video equipment they install, which could reduce demand for aftermarket car products. However, if OEMs decide to offer features such as remote start or mobile video on their new vehicles more broadly, we believe the aftermarket industry could be influenced by the attendant advertising and increase in product awareness. OEMs may also change the designs of their cars to make installation of our products more difficult or expensive. Finally, retailer customers such as Best Buy and Circuit City could develop their own private label brands to compete with our products.
       Some of our competitors have greater financial, technical, and other resources than we do, and many seek to offer lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add additional features to existing products, and limit increases in prices or even reduce prices.
Government Regulation
       Our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, product disposal, health, and safety matters. There can be no assurance that material costs and liabilities will not arise from our efforts to comply with these requirements. In addition, our operations may give rise to claims of exposure to hazardous materials by employees or the public or to other claims or liabilities relating to environmental, product disposal, or health and safety concerns.
       Our operations, including the paint booth at our Snake Pit training facility, create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The disposal of hazardous waste has received increasing focus from federal, state, and local governments and agencies and has been subject to increasing regulation.
       Our products, particularly our car security and wireless headphone devices, must comply with applicable FCC regulations. We are also subject to various other regulations, including consumer truth-in-advertising laws, warranty laws, and product import/ export restrictions.
Facilities
       We occupy approximately 163,000 square feet in a leased facility in Vista, California, which houses our corporate headquarters. We utilize approximately 33,000 square feet for our sales,

marketing, engineering, customer service, technical support, legal, finance, and administrative functions. We utilize approximately 119,000 square feet for our principal distribution facility. Finally, we utilize approximately 11,000 square feet for our recently opened training facility known as the Snake Pit. We lease this facility under an agreement that extends through 2013, and have an option to renew the lease for an additional five years.
       We also use public warehouses to distribute certain of our products, as well as the following leased facilities:

Location	Purpose	Size

Owings Mills, Maryland	Sales and Marketing Office	4,500 sq. ft.
Epsom, England	Sales and Distribution Center	10,000 sq. ft.
Employees
       At June 30, 2005, we employed a total of 235 persons. At that date, 12 were engaged in customer service, 44 in engineering and technical support, 74 in shipping and operations, 53 in sales and marketing, and 52 in administration. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.
Legal Proceedings
       From time to time, we are involved in routine litigation and proceedings in the ordinary course of our business. We are not currently involved in any legal proceeding that we believe would have a material adverse effect on our business or financial condition.

MANAGEMENT
Directors and Executive Officers
       The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position

James E. Minarik	52	President, Chief Executive Officer, and Director
Glenn R. Busse	43	Senior Vice President — Sales and Marketing
Richard J. Hirshberg	51	Chief Financial Officer and Vice President — Finance
Mark E. Rutledge	35	Vice President — Engineering and Product Development
Kevin P. Duffy	30	Vice President — Strategy and Corporate Development
Michael N. Smith	39	Vice President — Operations and Management Information Systems
K.C. Bean	41	Vice President and General Counsel
Troy D. Templeton	44	Chairman of the Board
Earl W. Powell	66	Director
Jon E. Elias	36	Director
Darrell E. Issa	51	Director
Andrew D. Robertson	63	Director
       James E. Minarik has served as our Chief Executive Officer since December 2000. From 1992 to December 2000, Mr. Minarik was employed by business units of the publicly traded and Japan-based Clarion Company Limited, a supplier of audio equipment to global car manufacturers and retailers, including as the Chief Executive Officer of Clarion Corporation of America from 1997 to December 2000. Mr. Minarik currently serves both as a member of the Board of Industry Leaders of the Consumer Electronics Association (CEA) and as a governor of the Electronics Industry Alliance (EIA) Board. Mr. Minarik serves on the board of directors of Escort Inc., a privately held radar detector company; and Corvest Promotional Products, Inc., a privately held promotional products company. Mr. Minarik received both a Bachelors Degree and a Masters of Business Administration from the Pennsylvania State University.
       Glenn R. Busse has served as our Senior Vice President — Sales and Marketing since January 2001. Mr. Busse has served our company in various capacities since joining our company in 1986 as Vice President of Sales and Marketing. Prior to joining our company, Mr. Busse served as the National Sales Manager of Black Bart Systems, a vehicle security company. Mr. Busse received his baccalaureate certification from Lycée Paul Langevin in Surenes, France and is fluent in French.
       Richard J. Hirshberg has served as our Chief Financial Officer and Vice President — Finance since March 2001. From January 1998 to March 2001, Mr. Hirshberg worked for several start-up companies in the capacity of Chief Financial Officer. From January 1991 to December 1997, Mr. Hirshberg served in various capacities, culminating in the position of Chief Financial Officer, for McGaw, Inc., a publicly traded pharmaceutical manufacturer. Mr. Hirshberg is a Certified Public Accountant and spent over 11 years at Arthur Andersen & Co. in various capacities. Mr. Hirshberg received a Bachelors Degree from Northwestern University and a Masters of Business Administration from Northwestern University’s Kellogg Graduate School of Management.
       Mark E. Rutledge has served as our Vice President — Engineering and Product Development since January 2001 and has been employed with our company in various capacities since 1994. Prior to joining our company, Mr. Rutledge served as a mobile electronics specialist in both retail sales and installations. Mr. Rutledge received a Bachelors of Science and Masters in Electrical Engineering from the University of California at San Diego. Mr. Rutledge also received a Masters of Science in Executive Leadership from the University of San Diego.

       Kevin P. Duffy has served as our Vice President — Strategy and Corporate Development since June 2003. From July 2002 to June 2003, Mr. Duffy served as a consultant to our company. From August 2001 to June 2003, Mr. Duffy attended the Stanford Graduate School of Business where he received a Masters of Business Administration. From August 2000 to January 2002, Mr. Duffy worked for ThinkTank Holdings LLC, a private venture capital firm located in Southern California, and one of its portfolio companies, as Vice President of Business Development and then as Executive Vice President. Mr. Duffy’s previous experience includes serving as Director of Strategy at Clarion Corporation of America, as well as consulting with Bain & Company and Deloitte & Touche. Mr. Duffy holds an A.B. in Economics from Princeton University.
       Michael N. Smith has served as our Vice President — Operations and Management Information Systems since February 2005 and as a Vice President from April 2002 until February 2005. From 1990 until April 2002, Mr. Smith served in various capacities for Ford Motor Company, including information technology, mergers and acquisitions, business strategy, and the Wingcast division. Mr. Smith holds a Bachelors Degree, with Highest Honors, in Business Administration/ Operations Management from Auburn University and a Masters Degree in Business Administration/ Information Technology from the University of Texas at Austin.
       K.C. Bean has served as our Vice President and General Counsel since July 2004. From August 2003 to July 2004, Mr. Bean served as our General Counsel, and from September 2000 to August 2003, Mr. Bean served as our Director of Intellectual Property. From September 1997 to September 2000, Mr. Bean attended Thomas Jefferson School of Law, where he earned his Juris Doctor. Mr. Bean holds a Bachelor of Science Degree from Boise State University and is licensed to practice law in the State of California and before the United States Patent and Trademark Office.
       Troy D. Templeton has served as our Chairman of the Board since December 1999. Mr. Templeton is a partner and the Chief Operating Officer of Trivest Partners, L.P., a private investment firm that specializes in management services and acquisitions, dispositions and leveraged buy-outs, and has served in various capacities with Trivest since 1989. Mr. Templeton currently serves as Chairman of the Board of Jet Industries, Inc., a privately held manufacturer of injection molded disposable plastic cutlery; Corvest Promotional Products, Inc., a privately held supplier of promotional products; and Schoor DePalma, Inc., a privately held design and engineering firm. Mr. Templeton received a Bachelor of Business Administration, magna cum laude, and a Masters of Business Administration from Stetson University.
       Earl W. Powell has served as a director of our company since December 1999. Mr. Powell serves as Chairman of the Board, President, and Chief Executive Officer of Trivest Partners, L.P., a private investment firm he founded in 1981. Mr. Powell also serves as Chairman of the Board of Atlantis Plastics, Inc., a publicly traded manufacturer of specialty and custom plastic products, and Brown Jordan International, Inc., a privately held designer, manufacturer and marketer of fine contract and retail furnishings. From 1971 to 1985, Mr. Powell was a partner with KPMG Peat Marwick, certified public accountants, where his positions included serving as managing partner of Peat Marwick’s Miami office.
       Jon E. Elias has served as a director of our company since December 1999. Mr. Elias has served as a Managing Director of Trivest Partners, L.P. since April 2004 and has served in various capacities with Trivest since 1997. Mr. Elias currently serves on the board of directors of Schoor DePalma, Inc., a privately held design and engineering firm. Mr. Elias, a certified public accountant, received his Bachelor of Science, magna cum laude, from Boston College and his Masters of Business Administration from the Harvard Business School.
       Congressman Darrell E. Issa has served as a director of our company since December 1999. Mr. Issa founded our company in 1982 and also served as President and Chief Executive Officer until December 2000. Mr. Issa was elected to Congress in 2000 and serves on the House Energy and Commerce Committee. Mr. Issa previously served on the Board of Governors for the Electronics

Industry Alliance and as Chairman of the Consumer Electronics Association. Mr. Issa attended Kent State University and Siena Heights College and earned a degree in business.
       Andrew D. Robertson has served as a director of our company since January 2001. Mr. Robertson has served as the President of Robertson, LLC, a private mergers and acquisitions advisory firm, since February 2001. From 1991 until February 2001, Mr. Robertson served in various capacities for Merrill Lynch, culminating in his position as Managing Director of Mergers and Acquisitions in the Exclusive Sales Group, Investment Banking Division. Mr. Robertson holds a Bachelor of Arts from Westminster College, a Juris Doctor from Northwestern University Law School, and a Masters of Business Administration from Northern Illinois University.
       There are no family relationships among any of our directors or executive officers.
Board Composition and Committees
       Our articles of incorporation provide for a board of directors consisting of three classes serving three-year staggered terms. Class I directors consist of                     and                     , with the initial term of office of the Class I directors expiring at the annual meeting of shareholders in 2006. Class II directors consist of                     and                     , with the initial term of office of Class II directors expiring at the annual meeting of shareholders in 2007. Class III directors consist of                     and                     , with the initial term of office of Class III directors expiring at the annual meeting of shareholders in 2008.
       Upon completion of this offering, we expect to have a board of directors consisting of                      members. In accordance with the transitional rules of the SEC and the New York Stock Exchange, the composition of our board of directors will satisfy the independence requirements of the SEC and the New York Stock Exchange.
       Our bylaws authorize our board of directors to establish one or more committees, each consisting of one or more directors. Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a nominating/corporate governance committee, and a compensation committee. Each of our audit, nominating/ corporate governance, and compensation committees will initially consist of at least one independent director. In accordance with the transitional rules of the SEC and the New York Stock Exchange, each committee will have a majority of independent directors within 90 days following the completion of this offering and all members of each committee will be independent within one year following the completion of this offering. We plan to adopt charters for the audit, nominating/ corporate governance, and compensation committees describing the authority and responsibilities delegated to each committee by our board of directors substantially as set forth below.
Audit Committee
       The primary purpose of the audit committee, among other functions, will be to assist our board of directors in the oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and our independent auditors.

Nominating/Corporate Governance Committee
       The principal duties and responsibilities of our nominating/corporate governance committee, among other things, will be to:

•	identify candidates qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	select, or recommend that our board of directors select, the director nominees for the next annual meeting of shareholders;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to our company; and

•	oversee the evaluation of our board of directors and management.
Compensation Committee
       The primary responsibilities of the compensation committee, among other things, will be to:

•	review and approve corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluate our chief executive officer’s performance in light of those goals and objectives, and determine and approve our chief executive officer’s compensation level based on this evaluation; and

•	make recommendations to our board of directors with respect to the compensation of other executive officers, and also with respect to incentive compensation plans and equity-based plans that are subject to board approval.
       Prior to the establishment of the audit, compensation, and nominating/ corporate governance committees in                     2005, these functions were performed by our board of directors.
Codes of Ethics
       Upon completion of this offering, our board of directors will adopt Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. We will post on our website at www.directed.com, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or New York Stock Exchange regulations. These documents will also be available in print to any shareholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus.
Compensation Committee Interlocks and Insider Participation
       Prior to the closing of this offering, we did not have a compensation committee. Compensation for Mr. Minarik for 2004 was established pursuant to the terms of his employment agreement with us. Compensation decisions regarding our other executive officers were made by our board of directors. Mr. Minarik participated in discussions with the board of directors concerning executive officer compensation. Following the closing of this offering, the compensation committee is expected to be comprised of at least two non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act), who do not have “interlocking” or other relationships with us that would detract from their independence as committee members.

Director Compensation and Other Information
       After the closing of this offering, we will pay each non-employee director an annual retainer fee of $          , plus $          for each regular board meeting attended, $          for each special board meeting attended, and $          for each committee meeting attended on a day other than the same day as a board meeting. The non-executive Chairman of the Board will receive an extra $           per year over the standard non-employee director compensation. The non-executive Chairman of the Audit Committee will receive an extra $           per year over the standard non-employee director compensation. We will also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors will receive no additional compensation for their services as a director.
       Each non-employee director will receive an automatic grant of options to acquire                      shares of our common stock on the later of the closing of this offering and the date of his or her first appointment or election to our board of directors. Non-employee directors will also receive an automatic grant of options to purchase                      shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of shareholders.

EXECUTIVE COMPENSATION
Summary of Cash and Other Compensation
       The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us received by our chief executive officer and our four other most highly compensated executive officers whose aggregate compensation exceeded $100,000 for the fiscal year ended December 31, 2004.
Summary Compensation Table

					Long-Term
					Compensation

					Payouts

	Annual Compensation(1)						All Other
Name and					LTIP Payouts		Compensation
Principal Position	Year	Salary($)		Bonus($)(2)	($)		($)(3)

James E. Minarik	2004	$451,922		$449,200	$1,280,000	(4)	$223,595	(5)
President, Chief Executive	2003	$423,142		$110,000	—		$123,095
Officer, and Director	2002	$373,845		$157,500	—		$11,095

Glenn R. Busse	2004	$200,577		$169,750	$—		$7,500
Senior Vice President —	2003	$189,438		$47,500	—		$6,000
Sales and Marketing	2002	$174,038		$73,500	—		$5,000

Richard J. Hirshberg	2004	$180,384		$132,775	$—		$6,828
Chief Financial Officer and	2003	$174,615		$43,751	—		$6,165
Vice President — Finance	2002	$164,423		$69,300	—		$6,000

Mark E. Rutledge	2004	$171,096		$148,794	$—		$7,500
Vice President —	2003	$161,185		$40,000	—		$7,000
Engineering and Product	2002	$149,039		$63,000	—		$6,000
Development

Kevin P. Duffy	2004	$145,000		$136,819	$—		$6,500
Vice President — Strategy	2003	$67,384	(6)	$19,100	—		$10,000
and Corporate Development

(1)	Certain executive officers also received certain perquisites, including a car allowance or use of a company car, the value of which did not exceed the lesser of $50,000 or 10% of the annual salary and bonus paid to each such executive officer.

(2)	Amounts shown for each fiscal year include bonuses earned in such fiscal year, but not paid until the following fiscal year. Amounts shown for 2004 include special bonuses earned in 2004 and paid in 2004.

(3)	Unless otherwise indicated, amounts include payments made pursuant to our deferred compensation agreements and matching contributions to our 401(k) plan.

(4)	Represents payments pursuant to an equity participation agreement with Mr. Minarik in connection with our June 2004 recapitalization and special dividend.

(5)	Amount includes $110,000 of loan forgiveness and $100,000 we paid in connection with Mr. Minarik’s relocation agreement.

(6)	Mr. Duffy became an executive officer of our company in June 2003. The amount includes compensation received from us by Mr. Duffy as a consultant prior to becoming an executive officer.

Stock Options
       Prior to                     , 2005, we had not adopted any stock option plans. Consequently, none of our executive officers were granted or exercised any options during 2004 or held any options as of December 31, 2004.
Employment and Other Agreements
       We amended and restated our employment agreement with Mr. Minarik in January 2004. Under this three-year agreement, Mr. Minarik receives an annual base salary of $500,000, which increases $25,000 each year that our Adjusted EBITDA increases. Mr. Minarik is also entitled to receive annual incentive compensation, in an amount up to his base salary, based on our achievement of specified profitability, cash flow and debt reduction goals. If we terminate Mr. Minarik without cause, we must pay him 12 months of base salary (24 months if the termination is after a change in control).
       We have no other written employment contracts with any of our executive officers. We do have, however, employment letters and signed terms-and-conditions agreements with certain employees. We offer our employees medical, dental, life, and disability insurance benefits. Our executive officers and other key personnel are eligible to receive incentive bonuses and are eligible to receive equity-related awards under our incentive compensation plan. Our executive officers are also party to certain sale bonus agreements and are eligible to receive payments under our associate equity gain program. See “Certain Relationships and Related Party Transactions.”
2005 Incentive Compensation Plan
       We expect to adopt a 2005 incentive compensation plan to become effective upon the closing of this offering, subject to board approval. The incentive plan will terminate no later than (1)                     , 2015, or (2) 10 years after the board approves an increase in the number of shares subject to the plan (so long as such increase is also approved by the shareholders). The incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock, dividend equivalents, other stock-related awards and performance awards. Awards may be granted to employees, including officers, non-employee directors, and consultants, except that incentive stock options may only be granted to our employees, including officers.
Share Reserve
       An aggregate of                      shares of common stock will be reserved for issuance under the incentive plan, which amount will be increased annually on the first day of January from 2006 until 2015, by the lesser of (i) 5% of the number of shares of common stock outstanding on such date or (ii)                     . However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such date. As of the date hereof, no shares of common stock have been issued under the incentive plan.
       The following types of shares issued under the incentive plan may again become available for the grant of awards under the incentive plan:

•	restricted stock that is repurchased prior to it becoming fully vested;

•	shares withheld for taxes;

•	shares that are not issued upon the exercise of a stock appreciation right;

•	shares used to pay the exercise price of an option in a net exercise; and

•	shares tendered to the company to pay the exercise price of an option.
In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration
       Our board of directors has the authority to administer the incentive plan as the plan administrator. However, our board of directors has the authority to delegate its authority as plan administrator to one or more committees, including its compensation committee. Subject to the terms of the incentive plan, the compensation committee, as plan administrator, will determine recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.
Stock Options
       Each stock option granted pursuant to the incentive plan must be set forth in a stock option agreement. The plan administrator determines the terms of the stock options granted under the incentive plan, including the exercise price, vesting schedule, whether the option is an incentive stock option or a nonstatutory stock option, the maximum term of the option and the period of time the option remains exercisable after the optionee’s termination of service. However, the exercise price of an incentive stock option may not be less than the fair market value of the stock on its grant date and the maximum term of a stock option may not be more than ten years.
       Acceptable consideration for the purchase of common stock issued under the incentive plan will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker assisted exercise, the net exercise of the option and other legal consideration approved by the board of directors.
       Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless, in the case of a nonstatutory stock option, the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.
Restricted Stock Awards
       Restricted stock awards are granted pursuant to a restricted stock award agreement. The plan administrator determines the terms of the restricted stock award, including the purchase price, if any, for the restricted stock, and the vesting schedule, if any, for the restricted stock award. The plan administrator may grant shares fully vested as a bonus for the recipient’s past services performed for us. The purchase price for a restricted stock award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the board of directors. Shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution until they are fully vested or unless otherwise provided for in the restricted stock award agreement.
Stock Appreciation Rights
       Each stock appreciation right granted pursuant to the incentive plan must be set forth in a stock appreciation rights agreement. The plan administrator determines the terms of the stock appreciation rights granted under the incentive plan, including the strike price, vesting schedule, the maximum term of the right and the period of time the right remains exercisable after the recipient’s termination of service.
       Generally, the recipient of a stock appreciation right may not transfer the right other than by will or the laws of descent and distribution unless, the stock appreciation rights agreement provides otherwise. However, the recipient of a stock appreciation right may designate a beneficiary who may exercise the right following the recipient’s death.

Phantom Stock
       Phantom stock awards are granted pursuant to phantom stock award agreements. The plan administrator determines the terms of the phantom stock award, including any performance or service requirements. A phantom stock award may require the payment of at least par value. Payment of any purchase price may be made in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the board of directors. Rights to acquire shares under a phantom stock agreement may not be transferred other than by will or by the laws of descent and distribution, unless otherwise provided in the phantom stock award agreement.
Dividend Equivalents
       Dividend equivalents are granted pursuant to a dividend equivalent award agreement. Dividend equivalents may be granted either alone or in connection with another award. The plan administrator determines the terms of the dividend equivalent award.
Other Stock-related Awards
       The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting, and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.
Performance Awards
       Performance awards are granted pursuant to a performance award agreement. The plan administrator determines the terms of the performance awards, including the specific performance criteria which must be met to receive payment, any additional vesting and the form of payment, which may be cash, stock or other property. In order to qualify performance awards as “performance-based” awards under Section 162(m) of the Code, the incentive plan provides a specific list of the performance criteria which may be used for such awards.
Changes in Control
       In the event of certain corporate transactions, all outstanding options and stock appreciation rights under the incentive plan either will be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the awards will terminate if not exercised prior to the effective date of the corporate transaction. At the time of the transaction, the plan administrator may accelerate the vesting of such equity awards or make a cash payment for the value of such equity awards in connection with the termination of such awards. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards may become fully vested. Following certain change in control transactions, the vesting and exercisability of certain equity awards generally will be accelerated only if the awardee’s award agreement so specifies.
401(k) Plan
       We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 20% of his or her pre-tax compensation, up to a statutory limit, which is $14,000 in calendar year 2005 except for employees over 50 years of age, for whom the limit is $18,000. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. There is an employer match of 50% of the employee’s contribution up to an annual maximum of $1,500. In 2004, we made approximately $137,000 of matching contributions to the retirement and deferred savings plan on behalf of participating employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Management Agreement
       Since 1999, we have had a management agreement with Trivest Partners, L.P., pursuant to which Trivest Partners, L.P. provides financial, management and operations consulting services to us. These services include advice in connection with the negotiation and consummation of agreements and other documents to provide us with financing from banks or other entities, as well as financial, managerial, and operational advice in connection with our operations, including advice with respect to the development and implementation of strategies for improving our operating, marketing, and financial performance. In exchange for such services, we paid Trivest Partners, L.P. management fees of $281,000, $426,000, $571,000, $405,000, and $552,000 in 2000, 2001, 2002, 2003, and 2004, respectively. Trivest Partners is also entitled to additional fees for assisting with acquisitions, dispositions and financings. In 2002, 2003, and 2004, we paid Trivest Partners aggregate fees and expenses of $571,000, $584,000 and $699,000. In connection with the closing of this offering, the management agreement will be terminated in exchange for a payment to Trivest Partners of $           million. Three of our directors are affiliated with Trivest Partners, which is also an affiliate of our largest shareholders.
Sale Bonus Agreements
       We have entered into sale bonus agreements with each of our executive officers. These agreements were designed to provide an incentive to increase our value by making a payment to our executive officers upon certain liquidity events. We expect to pay our executive officers an aggregate of $          to terminate these agreements in connection with this offering.
Associate Equity Gain Program
       We have implemented an associate equity gain program that provides certain of our employees, including our executive officers, with payments upon certain liquidity events. We expect to pay our executive officers an aggregate of $          to terminate this program in connection with this offering.
Deferred Compensation Agreements
       We have entered into deferred compensation/ salary continuation agreements with each of our executive officers. These agreements were designed to provide these officers with retirement benefits in the form of deferred compensation, which amounts accrue for as long as the officer remains a full-time employee of our company.
Real Estate Lease Agreement
       On July 14, 2003, we entered into a lease agreement for our headquarters facility with Greene Properties, Inc., a corporation owned by Darrell Issa, one of our current directors and our former owner. Under the lease agreement and an amendment to the lease dated September 8, 2004, we lease an aggregate of 162,771 square feet of office and distribution space. The initial term of the amended lease expires December 31, 2013, and we have one five-year renewal option exercisable upon at least six months advance written notice of our election to exercise the option. Our current fixed monthly rent under the lease is approximately $118,000, plus 100% of the common area costs.

Registration Rights Agreement
       In connection with our purchase by Trivest in 1999, we entered into a registration rights agreement with Darrell Issa, one of our current directors and our former owner, as well as certain other shareholders that provided financing for that acquisition. In connection with this offering, we entered into an amended and restated agreement pursuant to which Trivest became a party. The agreement provides that, if Mr. Issa, Trivest, or the other shareholders party to the agreement so request, we will register under the Securities Act any shares of our common stock currently held or later acquired by Mr. Issa, Trivest, or the other shareholders. Mr. Issa, Trivest, and the other shareholders will also have the right to include the shares of our common stock that they own in registrations that we initiate on our own behalf or on behalf of other shareholders. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING SHAREHOLDERS
       The following table sets forth certain information regarding the beneficial ownership of our common stock on                     , 2005 by the following:

•	each person known by us to own more than 5% of our common stock;

•	each shareholder selling shares in this offering;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.
       Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Directed Electronics, Inc., 1 Viper Way, Vista, California 92081.
       The percentages shown are calculated based on                      shares of common stock outstanding on                     , 2005. The numbers and percentages shown include the shares of common stock actually owned as of                     , 2005 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of                     , 2005 upon the exercise of warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the		Shares	Owned after the
	Offering		Offered	Offering
for
Name	Number	Percent	Sale(1)	Number	Percent

5% and Selling Shareholders:
Trivest Funds(2)
MassMutual Entities(3)
BancBoston Investments Inc.(4)
555 Madison Investors, LLC(5)
HVB U.S. Finance, Inc.(6)
Issa Family Foundation(7)
Directors and Executive Officers:
James E. Minarik
Glenn R. Busse
Richard J. Hirshberg
Mark E. Rutledge
Kevin P. Duffy
Troy D. Templeton(2)(8)
Earl W. Powell(2)(8)
Jon E. Elias(2)(8)
Darrell E. Issa
Andrew D. Robertson
All directors and executive officers as a group ( persons)

*	Less than one percent.

(1)	The table does not give effect to the sale of additional shares if the underwriters’ option to purchase additional shares is exercised. If such option is exercised in full, the following shareholders will sell up to the following number of additional shares:

Trivest Funds
MassMutual Entities
BancBoston Investments, Inc.
555 Madison Investors, LLC
HVB U.S. Finance, Inc.
Issa Family Foundation

Total

(2)	Represents shares held by Trivest Fund II, Ltd., Trivest Equity Partners II, Ltd., Trivest Principals Fund II, Ltd., Trivest-DEI Co-Investment Fund, Ltd., Trivest Fund III, L.P., Trivest Principals Fund III, L.P., Trivest Equity Partners III, L.P. and Trivest Fund Cayman III, L.P., all of which are affiliates (collectively, the “Trivest Funds”). Mr. Earl W. Powell exercises voting and dispositive power over all such shares. The address of each of the Trivest Funds is 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.

(3)	Represents shares held by MassMutual Corporate Investors, MassMutual Participation Investors and Massachusetts Mutual Life Insurance Company (collectively, the “MassMutual Entities”). Includes shares that will be issued upon exercise of outstanding warrants concurrent with this offering. exercises sole voting and dispositive power over all such shares. The address of each of the MassMutual Entities is 1295 State Street, Springfield, Massachusetts 01111.

(4)	Includes shares that will be issued upon exercise of outstanding warrants concurrent with this offering. exercises sole voting and dispositive power over all such shares. The address of BancBoston Investments Inc. is 175 Federal Street, 10th Floor, Boston, Massachusetts 02110.

(5)	exercises sole voting and dispositive power over all such shares. The address of 555 Madison Investors, LLC is .

(6)	Loriann Curnyn exercises sole voting and dispositive power over all such shares. The address of HVB U.S. Finance, Inc. is 150 East 42nd Street, New York, NY 10017. This selling shareholder has identified itself as an affiliate of a broker-dealer.

(7)	The Issa Family Foundation .

(8)	Represents shares held by the Trivest Funds, as described in note 2. Messrs. Powell, Templeton, and Elias are each officers of certain of the Trivest Funds or their affiliates. Accordingly, Messrs. Powell, Templeton, and Elias may be deemed to beneficially own the shares owned by the Trivest Funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of each such person is c/o Trivest Partners, L.P., 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.

DESCRIPTION OF CAPITAL STOCK
       We are authorized to issue                      shares of common stock, $.01 par value, and                      shares of undesignated preferred stock, $.01 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our articles of incorporation or bylaws or Florida law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
       The holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.
Preferred Stock
       Our articles of incorporation authorize our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the New York Stock Exchange or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.
Registration Rights
       Under a registration rights agreement, we have granted registration rights to holders of                      shares of our common stock. These rights are described below.
Demand Registration Rights
       If we receive a written request from certain shareholders to file a registration statement under the Securities Act covering the registration of the shares of our common stock, we must use our best efforts to effect registration of the securities requested to be registered. We are not required to register our common stock unless the aggregate offering price to the public is at least $5.0 million. In addition, we are not required to effect more than two of these registrations. However, in the event that not all of the common stock for which registration has been requested by shareholders may be registered, then the shareholders are entitled to one additional registration.
Form S-3 Registration Rights
       Upon receipt of a written request from certain shareholders, we must use our best efforts to file and effect a registration statement with respect to any of the shares of our common stock held by those shareholders. We are not, however, required to effect any such registration if (1) we are not eligible to file a registration statement on Form S-3, or (2) the aggregate offering price of the securities to be registered is less than $2.0 million. Additionally, we are not required to effect more than one Form S-3 registration during any six-month period nor within 180 days after any other registration statement we have been requested to effect has been declared effective. If the shareholders so request, we are required to register their securities for sale on a delayed or continuous basis and to keep such registration effective for a maximum of 90 days.
Incidental Registration Rights
       The shareholders who are party to the registration rights agreement are entitled to include all or part of their shares of our common stock in any of our registration statements under the Securities Act, excluding registration statements relating to our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit the number of securities included in such offering due to marketing reasons. However, if the underwriter reduces the number of securities included in the offering, the reduction in the number of securities held by those shareholders cannot represent a greater percentage of the shares requested to be registered by such shareholders than the lowest percentage reduction imposed upon any other shareholder.
Registration Expenses
       We will pay all expenses incurred in connection with the registrations described above, except for underwriting discounts and commissions, and we will pay the expenses of one counsel representing the holders of registration rights.
Lock-Up Agreements
       If we register our shares of common stock for sale to the public, the shareholders who are party to the registration rights agreement have agreed not to make any short sale of, grant any option for the transfer of, or otherwise transfer, any securities held by them not sold in the offering for a reasonable period of time. In no event may the lock-up period be more than 180 days after the effectiveness of the registration statement for the offering.
Limitations on Registration Rights
       We have the right to delay the filing or effectiveness of a registration statement if our board of directors believes that the demand or incidental offering would materially interfere with or be materially detrimental to an offering previously planned by us. We may also delay the filing or effectiveness of, or may withdraw, any incidental registration at any time for any reason.
Indemnification
       In connection with all of the registrations described above, we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.
Anti-Takeover Effects
General
       Our articles of incorporation, our bylaws, and the Florida Business Corporation Act, or FBCA, contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our shareholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.
       Set forth below is a description of the provisions contained in our articles of incorporation and bylaws and the FBCA that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the FBCA.
Authorized but Unissued Preferred Stock
       Our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our shareholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without shareholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any shares of preferred stock.
Number of Directors; Removal; Filling Vacancies
       Our articles of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our articles of incorporation provide that directors may be removed by shareholders only for cause and with the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our articles of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.
Classified Board
       Our articles of incorporation provide for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management — Board of Directors and Committees.” The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual shareholders’ meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.
Shareholder Action
       Our articles of incorporation provide that shareholder action may be taken only at an annual or special meeting of shareholders. This provision prohibits shareholder action by written consent in lieu of a meeting. Our articles of incorporation and bylaws further provide that special meetings of shareholders may be called only by the chairman of the board of directors or a majority of the board of directors. Shareholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of shareholders.
       The provisions of our articles of incorporation and bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of shareholders prior to the time our chairman or a majority of the whole board believes such consideration to be appropriate.
Advance Notice for Shareholder Proposals and Director Nominations
       Our bylaws establish an advance notice procedure for shareholder proposals to be brought before any annual or special meeting of shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.
Amendments to Bylaws
       Our articles of incorporation provide that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of shareholders have the power to amend or repeal our bylaws.
Amendments to Articles of Incorporation
       Any proposal to amend, alter, change, or repeal any provision of our articles of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our articles of incorporation that require a vote of at least 66 2/3% of such voting power. The requirement of a super-majority vote to approve amendments to the articles of incorporation or bylaws could enable a minority of our shareholders to exercise veto power over an amendment.
Florida Statutory Provisions
       We are subject to several anti-takeover provisions under the FBCA that may deter or hinder takeovers of Florida corporations. Florida’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the board of directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by our officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares that, except for Florida’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:

•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.

       We also are subject to the “affiliated transactions” statute of the FBCA. The affiliated transactions statute prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors;

•	the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the transaction;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•	the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•	consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or the fair market value of the shares, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the company’s voting shares other than those owned by the interested shareholder.
       An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares. The FBCA defines “beneficial ownership” in more detail.
Limitation of Liability and Indemnification of Officers and Directors
       Our articles of incorporation and bylaws limit the liability of directors to the fullest extent permitted by the FBCA. In addition, our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.
Indemnification for Securities Act Liabilities
       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
       Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (877) 777-0800.

DESCRIPTION OF INDEBTEDNESS
       We have outstanding debt under our senior secured credit facility and our subordinated notes.
Senior Secured Credit Facility
       In June 2004, we entered into a senior secured credit agreement with various banks and financial institutions. In September 2004, in connection with our acquisition of Definitive Technology, we amended the credit agreement to increase the amount available for borrowings. In February 2005, we further amended the credit agreement in order to amend certain interest rates. We refer to the credit agreement and related documents, as amended through the date of this prospectus, as our senior secured credit facility. Our senior secured credit facility now consists of the following:

•	a term loan facility of $156.0 million; and

•	a 5-year revolving credit facility of up to $25.0 million in revolving credit loans, letters of credit, and swingline loans.
       We are obligated with respect to all amounts owing under our senior secured credit facility. In addition, our senior secured credit facility is:

•	jointly and severally guaranteed by each of our subsidiaries;

•	secured by a first priority lien on substantially all of our subsidiaries’ tangible and intangible personal property; and

•	secured by a pledge of all of the capital stock of our subsidiaries.
       Our future domestic subsidiaries will guarantee the senior secured credit facility and secure that guarantee with substantially all of their tangible and intangible personal property.
       Our senior secured credit facility requires us to meet financial tests, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio, and a minimum fixed charge coverage ratio. In addition, our senior secured credit facility contains negative covenants limiting, among other things, additional liens and indebtedness, capital expenditures, real estate acquisitions, transactions with certain shareholders and any affiliates, mergers and consolidations, liquidations and dissolutions, sales of assets, dividends, investments and joint ventures, loans and advances, prepayments and modifications of debt instruments, and other matters customarily restricted in such agreements. Our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect, and a change of control of our business, which for purposes of the credit facility includes this initial public offering.
       Our senior credit facility includes covenants that require us to, among other things, maintain a specific ratio of consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments including the operating results of Definitive Technology not otherwise included in our GAAP financial statements for the 12-month period for which the covenants are calculated) to total leverage and senior leverage. We must also maintain a specified fixed charge coverage ratio. We were in compliance with all debt covenants as of June 30, 2005.

As of June 30, 2005

	Actual Ratio	Required Ratio

Total Leverage	5.02x	5.50x maximum
Senior Leverage	3.43x	3.50x maximum
Fixed Charge Coverage	2.29x	1.25x minimum
       Debt covenant targets are adjusted in accordance with the terms of our senior credit facility.

       Our borrowings under the senior secured credit facility bear interest at a floating rate and may be maintained as alternate base rate loans or as LIBOR rate loans. Alternate base rate loans bear interest at the higher of (1) the rate of interest announced publicly by Wachovia Bank in Charlotte, North Carolina, from time to time, as Wachovia Bank’s prime rate, and (2) the weighted average of the rates on overnight federal funds transactions as published by the Federal Reserve Bank of New York plus 1/2 of 1%. LIBOR rate loans bear interest at the LIBOR rate, as described in the senior secured credit facility, plus the applicable LIBOR rate margin, which margin is 2.75% — 3.25%.
       The applicable margins with respect to the term loan facility and the revolving credit facility will vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on our consolidated total leverage ratio.
       At June 30, 2005, the interest rate on the term loan facility was 6.7%, and the commitment fee on the undrawn revolving credit facility was 0.5%.
       With respect to letters of credit, which may be issued as a part of the revolving loan commitment, the revolver lenders will be entitled to receive a fee equal to the product of the applicable LIBOR rate margin then in effect and the average daily maximum amount available to be drawn under such letters of credit. In addition, the issuing bank will be entitled to receive a fronting fee of 0.125% per annum plus its other reasonable and customary processing charges. Such letter of credit fees and fronting fees are payable quarterly in arrears.
       The senior secured credit facility prescribes that specified amounts must be used to prepay the term loan facility and reduce commitments under the revolving credit facility, including:

•	100% of the net proceeds of any sale or other disposition by us or any of our subsidiaries of any assets, subject to exceptions if the aggregate amount of such proceeds are reinvested in other business-related assets;

•	100% of the net proceeds of casualty insurance, condemnation awards, or other recoveries, subject to exceptions;

•	100% of the net proceeds of any issuance of indebtedness after the closing date by us or any of our subsidiaries, subject to exceptions for permitted debt;

•	50% of the net proceeds from the issuance of equity securities by us or our subsidiaries, subject to exceptions; and

•	if our consolidated total leverage ratio is over 3.50, 75% of consolidated excess cash flow, for any fiscal year; provided, that the foregoing percentage may be reduced to either 50% if our leverage ratio is between 3.50 and 2.50, or 0% if our leverage ratio is less than 2.50.
       In general, any mandatory prepayments as described above will be applied first to prepay the term loan facility, second to prepay the revolving loans, and third to reduce commitments under the revolving credit facility. Prepayments of the term loan facility, voluntary or mandatory, will be applied pro rata to the scheduled installments of the term loan facility; provided, however, voluntary prepayments will be applied first to scheduled payments due and payable during the 12 months immediately following the date of such prepayments and thereafter on a pro rata basis as provided above. Voluntary prepayments of our senior secured credit facility are permitted at any time.
       In connection with this offering, on                     , 2005 we obtained an amendment and a consent under the senior secured credit facility to, among other things, waive the requirement to use 50% of the net proceeds of this offering to repay indebtedness under the senior secured credit facility and to permit the use of proceeds described under “Use of Proceeds.”
       This summary of the senior secured credit facility may not contain all of the information that is important to you and is subject to, and qualified in its entirety by reference to, all of the provisions of the credit agreement and related documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Senior Subordinated Notes and Junior Subordinated Notes
       Our senior subordinated notes were issued in an aggregate principal amount at maturity of $37.0 million and will mature on June 17, 2011. Our junior subordinated notes were issued in an aggregate principal amount at maturity of $37.0 million and will mature on June 17, 2012. We refer to the senior subordinated notes and the junior subordinated notes collectively as the “subordinated notes.” The subordinated notes were issued pursuant to a note purchase agreement dated as of June 17, 2004 between our company and our subsidiaries, as issuers, the purchasers of the notes, and American Capital Financial Services, Inc., as administrative agent, and are subordinated unsecured obligations of our company and our subsidiaries. Cash interest on the subordinated notes accrues at the rate of the LIBOR rate plus 8.0% per annum and cash interest on the junior subordinated notes accrues at the rate of 12% per annum. Interest on the subordinated notes is payable on the 10th day of January, April, July, and October each year. As of June 30, 2005, there were $37.0 million in aggregate principal amount of the senior subordinated notes outstanding and $37.0 million in aggregate principal amount of the junior subordinated notes outstanding.
       The senior subordinated notes are prepayable, at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 90 days’ notice, without penalty.
       The junior subordinated notes are prepayable, at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 90 days’ notice, so long as no senior subordinated notes remain outstanding, at the following prepayment prices, expressed as percentages of the principal amount thereof, if prepaid during the twelve-month period ending on June 17 of the year set forth below, plus, in each case, accrued interest to the date of prepayment:

Year	Percentage

2006	102.00%
2007	101.00%
2008 and thereafter	100.00%
       We intend to prepay our outstanding subordinated notes with the net proceeds of this offering. See “Use of Proceeds.”

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.
Sale of Restricted Shares
       Upon completion of this offering, we will have                      shares of common stock outstanding, based on                      shares of common stock outstanding as of                     , 2005. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.
       The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.
       Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release shares from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market and approximately shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”), approximately additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144; additional shares held by nonaffiliates will be eligible for sale pursuant to Rule 701; and additional shares will be eligible for sale pursuant to Rule 144(k).
Lock-Up Agreements
       Our directors, executive officers, and certain shareholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. The 180-day restricted period described in the preceding sentence will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period;
in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Goldman, Sachs & Co. These agreements are more fully described in “Underwriting.”
       We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between the representatives and us or any of our shareholders pursuant to which the representatives will waive the lock-up restrictions.
Rule 144
       In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
       Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.
Rule 144(k)
       Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.
Rule 701
       Under Rule 701 as currently in effect, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Form S-8 Registration Statements
       We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the 2005 incentive compensation plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.
Registration Rights
       Holders of                     restricted shares are entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
       The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.
       This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.
       For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation or partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
       If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock
       Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.
       Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
       If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).
       Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
Gain on Disposition of our Common Stock
       A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.
       Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
       Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.
       We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests with respect to a non-U.S. holder only if the non-U.S. holder actually or constructively holds more than five percent of such regularly traded common stock at any time during the five-year period ending on the date of the disposition.
Information Reporting and Backup Withholding
       We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI.
       Payment of the proceeds from a disposition by a non-U.S. holder of our common stock generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
       Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
       PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING
       The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase  additional shares from the selling shareholders.
Paid by the Company

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
Paid by the Selling Shareholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
       The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for sale to the company’s directors, officers, employees, business associates, and related persons who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the shares based on the number of shares for which the participant subscribed. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       Application will be made to list the common stock on the New York Stock Exchange under the symbol “DEI.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(1) it has not made and will not make an offer of shares to the public in the United Kingdom (within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended, “FSMA”)) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(3) it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that starting on the date on which the Prospectus Directive is implemented in that Relevant Member State (each, a “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, starting on the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (x) an average of at least 250 employees during the last financial year, (y) a total balance sheet of more than €43,000,000 and (z) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

       For the purposes of the preceding paragraph, the phrase “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; and the term “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       The company and the selling shareholders estimate that their share of the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $                    . The company has agreed that it will pay all expenses of the offering on behalf of the company and the selling shareholders, except that the selling shareholders will pay the underwriting discount with respect to the shares to be sold by them in this offering.
       The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and its affiliates, for which they received or will receive customary fees and expenses. Wachovia Capital Markets, LLC and CIBC World Markets Corp. or one of its affiliates were the co-lead arrangers and joint book-runners of the company’s credit facility. In addition, Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is the administrative agent and a lender under the credit facility and CIBC World Markets Corp. and CIBC Inc., an affiliate of CIBC World Markets Corp., is the syndication agent and is a lender, respectively, under the credit facility.

An affiliate of Citigroup Global Markets Inc. holds an approximate 0.3% limited partnership interest in Trivest Fund III, L.P., one of the selling shareholders. An affiliate of Wachovia Capital Markets, LLC holds an approximate 8.7% limited partnership interest in Trivest Fund III, L.P., one of the selling shareholders. Affiliates of CIBC World Markets Corp. hold an approximate 2.0% and 7.0% limited partnership interest in Trivest Fund II, Ltd. and Trivest Fund III, L.P., respectively, each of which is a selling shareholder. In addition, a managing director in the Leveraged Finance Group of CIBC World Markets Corp. has served on the advisory board of Trivest Fund III, L.P. since its inception in 2001 and is an active member of the advisory board.
LEGAL MATTERS
       The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.
EXPERTS
       The consolidated financial statements of Directed Electronics, Inc. as of December 31, 2003 and December 31, 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       Ernst & Young LLP, independent auditors, have audited the financial statements of Definitive Technology, L.L.P. as of December 31, 2003 and for the year ended December 31, 2003, as set forth in their report. We have included the financial statements of Definitive Technology, L.L.P. in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
CHANGE IN ACCOUNTANTS
       On July 5, 2005, we retained PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements as of December 31, 2004 and for the year then ended, and to reaudit our consolidated financial statements as of December 31, 2003 and for each of the two years in the period then ended. Another auditor had previously been engaged to audit our consolidated financial statements as of December 31, 2003 and for each of the four years in the period then ended. That auditor, however, concluded that it was not independent within the meaning of Rule 2-01(b) of Regulation S-X. The decision to dismiss our former auditor was approved by our board of directors on May 12, 2005.
       The reports of our former auditor on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for the year ended December 31, 2002 was modified to disclose that we had restated our financial statements for the years ended December 31, 2000 and 2001. We had no disagreements with our former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused our former auditor to make reference in connection with its opinion to the subject matter of the disagreement. During the fiscal years ended December 31, 2003 and 2004 and through July 5, 2005, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
       During the fiscal years ended December 31, 2003 and 2004 and through our retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm in July 2005, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement or a reportable event.
       We have provided our former auditor with a copy of the above statements and requested that it furnish a letter addressed to the Securities and Exchange Commission stating whether our former auditor agrees with those statements. A copy of that letter is filed as an exhibit to the registration statement of which this prospectus forms a part.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.
       Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page

Directed Electronics, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and June 30, 2005 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2002, 2003, and 2004 and for the six months ended June 30, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2002, 2003, and 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, and 2004 and the six months ended June 30, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Definitive Technology, L.L.P.
Report of Independent Auditors	F-29
Balance Sheets as of December 31, 2003 and June 30, 2004 (unaudited)	F-30
Statements of Income and Partners’ Capital for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-31
Statements of Cash Flows for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-32
Notes to Financial Statements	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Directed Electronics, Inc.:
       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Directed Electronics, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       As discussed in Note 2, the Company has restated its financial statements, which were previously audited by other accountants, as of December 31, 2003 and for each of the two years in the period then ended.

/s/ PricewaterhouseCoopers LLP
San Diego, California
August 24, 2005

DIRECTED ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,
			June 30,
	2003	2004	2005

	(Restated)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,284	$3,784	$3,991
Accounts receivable, net	17,559	48,442	37,493
Inventories, net	21,508	30,768	39,866
Prepaid expenses and other assets	1,238	4,037	5,462
Deferred tax assets	1,172	2,240	1,838

Total current assets	57,761	89,271	88,650
Property and equipment, net	3,411	4,368	4,468
Intangible assets, net	73,414	93,750	91,730
Goodwill	76,607	97,441	98,121
Other assets	1,888	8,783	8,650

Total assets	$213,081	$293,613	$291,619

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$23,088	$36,810	$25,168
Accrued liabilities	6,871	11,216	10,263
Current portion of notes payable	2,750	—	770
Income taxes payable	2,691	5,741	5,418

Total current liabilities	35,400	53,767	41,619
Revolving loan	—	—	8,400
Senior notes, less current portion	50,640	151,610	150,840
Senior subordinated notes	28,150	—	—
Senior subordinated notes	—	37,000	37,000
Junior subordinated notes	—	37,000	37,000
Notes payable to shareholders	13,552	—	—
Deferred tax liabilities	10,115	13,968	12,446
Other	410	544	1,086

Total liabilities	138,267	293,889	288,391

Commitments and contingencies
Shareholders’ equity:
Class A Common Stock, $0.01 par value:
Authorized shares — 10,000,000; issued and outstanding shares — 3,254,067 and 4,916,261 in 2003 and 2004, respectively	32	49	49
Class B Convertible Common Stock, $0.01 par value:
Authorized shares — 5,000,000 issued and outstanding shares — 280,000 and 393,046 in 2003 and 2004, respectively	3	4	4
Paid-in capital	39,774	6,648	6,859
Notes receivable from shareholders	(773)	—	—
Accumulated other comprehensive income	303	285	425
Retained earnings (deficit)	35,475	(7,262)	(4,109)

Total shareholders’ equity (deficit)	74,814	(276)	3,228

Total liabilities and shareholders’ equity	$213,081	$293,613	$291,619

See accompanying notes.

DIRECTED ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

				Six Months Ended
	Years Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Restated)	(Restated)		(Unaudited)
Net product sales	$122,066	$129,032	$180,671	$64,138	$107,081
Royalty and other revenue	1,643	2,733	9,198	7,312	640

Net sales	123,709	131,765	189,869	71,450	107,721
Cost of sales	61,960	69,907	108,525	36,616	68,997

Gross profit	61,749	61,858	81,344	34,834	38,724
Operating expenses:
Salaries and wages	12,919	12,642	16,966	8,532	8,671
Selling, general and administrative	13,403	14,953	19,446	8,121	11,909
Depreciation	291	495	636	274	389
Management fee	571	405	552	233	354
Amortization of intangibles	3,286	3,287	3,505	1,642	2,021

Total operating expenses	30,470	31,782	41,105	18,802	23,344

Income from operations	31,279	30,076	40,239	16,032	15,380
Other income (expense):
Interest expense	(9,801)	(9,211)	(16,542)	(7,131)	(10,084)
Interest income	78	120	19	—	22

Income before provision for income taxes	21,556	20,985	23,716	8,901	5,318
Provision for income taxes	8,793	8,514	9,754	3,664	2,165

Net income	$12,763	$12,471	$13,962	$5,237	$3,153

Net income per common share:
Basic	$3.71	$3.62	$3.25	$1.50	$0.61

Diluted	$2.62	$2.52	$2.63	$1.21	$0.55

Weighted average number of common shares:
Basic	3,442	3,442	4,298	3,495	5,186

Diluted	5,079	5,183	5,450	4,617	5,748

See accompanying notes.

DIRECTED ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands, except per share amounts)

	Common Stock

						Notes	Accumulated
	Class A		Class B			Receivable	Other	Retained
					Paid-in	From	Comprehensive	Earnings
	Shares	Amounts	Shares	Amounts	Capital	Shareholders	Income (Loss)	(Deficit)	Total

As originally reported	3,230	$32	280	$3	$38,764	$(603)	$(44)	$13,007	$51,159
Impact of restatement	—	—	—	—	652	—	—	(2,766)	(2,114)
Balance at December 31, 2001 (as restated)	3,230	32	280	3	39,416	(603)	(44)	10,241	49,045
Comprehensive income:
Foreign currency translation	—	—	—	—	—	—	20	—	20
Net income (as restated)	—	—	—	—	—	—	—	12,763	12,763

Comprehensive income									12,783
Issuance of Class A common stock for cash and notes receivable	3	—	—	—	26	(12)	—	—	14
Share repurchase	(2)	—	—	—	(14)	10	—	—	(4)
Accrued interest on shareholder notes	—	—	—	—	—	(45)	—	—	(45)

Balance at December 31, 2002 (as restated)	3,231	32	280	3	39,428	(650)	(24)	23,004	61,793
Comprehensive income:
Foreign currency translation	—	—	—	—	—	—	327	—	327
Net income (as restated)	—	—	—	—	—	—	—	12,471	12,471

Comprehensive income									12,798
Issuance of Class A common stock for cash, non-cash charge and notes receivable	23	—	—	—	346	(180)	—	—	166
Note forgiveness	—	—	—	—	—	110	—	—	110
Accrued interest on shareholder notes	—	—	—	—	—	(53)	—	—	(53)

Balance at December 31, 2003 (as restated)	3,254	32	280	3	39,774	(773)	303	35,475	74,814
Issuance of Class A common stock for cash, non-cash charge and notes receivable	4	—	—	—	64	(32)	—	—	32
Conversion of convertible notes	1,303	13	113	1	14,146	—	—	—	14,160
Accrued interest on shareholder notes	—	—	—	—	—	24	—	—	24
Cash dividend of $20.42 per share of common stock	—	—	—	—	(53,332)	671	—	(56,699)	(109,360)
Issuance of Class A common stock for cash	355	4	—	—	5,996	—	—	—	6,000
Comprehensive income:
Foreign currency translation	—	—	—	—	—	—	(18)	—	(18)
Net income (as restated)								13,962	13,962

Comprehensive income	—	—	—	—	—	—	—	—	13,944
Note forgiveness		—	—	—	—	110	—		110

Balance at December 31, 2004	4,916	$49	393	$4	$6,648	$—	$285	$(7,262)	$(276)

See accompanying notes.

DIRECTED ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Six Months Ended
	Years Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Restated)	(Restated)		(Unaudited)
Operating activities
Net income	$12,763	$12,471	$13,962	$5,237	$3,153
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	475	723	943	425	629
Amortization	3,286	3,287	3,505	1,642	2,021
Non-cash interest expense	2,006	2,088	4,449	3,517	818
Forgiveness of note receivable from shareholder	—	110	110	44	—
Deferred taxes	3,473	2,176	2,785	(138)	(1,120)
Changes in operating assets and liabilities:
Accounts receivable	(6,292)	(2,980)	(27,250)	4,556	10,949
Inventories	(1,463)	(4,864)	(4,215)	(2,487)	(9,098)
Prepaid expenses and other assets	(984)	(169)	(2,519)	(487)	(1,426)
Other assets	(60)	(1,122)	296	694	69
Accounts payable	(21)	7,236	9,818	(11,819)	(11,642)
Accrued liabilities	(3,225)	2,194	3,856	(1,621)	(953)
Income taxes payable	2,235	(385)	3,050	(367)	(323)
Other liabilities	(113)	485	134	942	542

Net cash provided by (used in) operating activities	12,080	21,250	8,924	138	(6,381)

Investing activities
Purchases of property and equipment	(1,269)	(1,520)	(1,317)	(327)	(729)
Acquisition of business, net of cash acquired	(482)	—	(49,823)	—	(825)

Net cash used in investing activities	(1,751)	(1,520)	(51,140)	(327)	(1,554)

Financing activities
Proceeds from (payments on) line of credit	—	—	—	—	8,400
Proceeds from term notes payable	—	—	156,000	111,000	—
Proceeds from subordinated notes payable	—	—	74,000	74,000	—
Payments on notes payable	(2,250)	(19,090)	(87,780)	(83,390)	—
Payment of dividend	—	—	(109,360)	(109,360)	—
Debt issuance costs	—	—	(9,189)	(5,652)	(609)
Issuance of Class A common shares	14	346	6,063	64	211
Repurchase of Class A common shares	(4)	—	—	—	—

Net cash (used in) provided by financing activities	(2,240)	(18,744)	29,734	(13,338)	8,002

Net effect of exchange rates on cash	20	327	(18)	152	140

Increase (decrease) in cash and cash equivalents	8,109	1,313	(12,500)	(13,375)	207

Cash and cash equivalents at beginning of year	6,862	14,971	16,284	16,284	3,784

Cash and cash equivalents at end of year	$14,971	$16,284	$3,784	$2,909	$3,991

Supplemental disclosure of cash flow information
Interest paid	$9,556	$7,210	$10,141	$3,556	$9,470

Taxes paid	$2,482	$6,254	$3,937	$3,766	$3,850

Supplemental disclosure of non-cash financing activities
Issuance of Class A common stock for promissory note	$12	$180	$32	$32	$105

Conversion of notes payable to common stock	$—	$—	$14,160	$14,160	$—

See accompanying notes.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2003, and 2004

1.	The Company and Business Activities
       Directed Electronics, Inc. (the “Company”) is a Florida corporation that was incorporated in 1999. On April 8, 2005, the Company changed its name from “DEI Holdings, Inc.” to “Directed Electronics, Inc.” The Company designs and markets branded vehicle security and convenience, home and car audio, mobile video, and satellite radio products for sale through independent specialty retailers, national and regional electronics chains, mass merchants, automotive parts retailers, and car dealers.
       In June 2004, the Company completed a recapitalization in which it received debt proceeds totaling approximately $185.0 million (the “Recapitalization”). In the Recapitalization, the Company entered into a new credit agreement with a group of banks for a total of $136.0 million, consisting of a $111.0 million term loan and a $25.0 million revolving loan commitment. The Company also entered into a subordinated note agreement for a total of $74.0 million consisting of $37.0 million of senior subordinated notes and $37.0 million of junior subordinated notes. The proceeds from these borrowings, totaling approximately $185.0 million, plus approximately $10.5 million in cash from the Company were used to (i) repay approximately $46.8 million of outstanding term debt and accrued interest under the Company’s existing credit agreement, (ii) repay approximately $31.7 million of outstanding subordinated notes and accrued interest under the Company’s existing Subordinated Note Agreement, (iii) pay approximately $6.3 million of costs, fees and expenses associated with the Recapitalization, (iv) pay approximately $1.3 million to the Company’s Chief Executive Officer pursuant to an equity participation agreement, and (v) pay a dividend to shareholders and warrantholders of approximately $109.4 million.
       In September 2004, the Company entered into the First Amendment to the Credit Agreement. This amendment increased the amount of the term loan by $45 million. The Company used these funds to purchase the net assets of Definitive Technology, L.L.P. (See Note 5).
Use of Estimates
       The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Interim Financial Data
       The interim financial data as of June 30, 2005 and for the six months ended June 30, 2005 and June 30, 2004 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2.     Restatement of Prior Financial Information
       In preparing to file a registration statement for purposes of going public, the Company determined the need to reaudit its previously audited financial statements for the years ended December 31, 2002 and December 31, 2003. As part of those audits, several adjustments were identified in the Company’s previously issued financial statements in order to conform certain of the

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s historical accounting policies and entries with U.S. generally accepted accounting principles. The nature of the adjustments was as follows:

(a)	Historically, the Company recognized revenue at the time of shipment; however, risk of loss remained with the Company until the product was delivered to its customers. Adjustments were therefore made to reduce sales and cost of sales in the period of shipment and to recognize such amounts in the period of delivery.

Corresponding adjustments were also made to reduce accounts receivable and increase inventory pending delivery of such inventory to the customer.

An adjustment of $1,849 was booked to beginning retained earnings at January 1, 2002 to reflect the amount of net gross profit that had been recorded in the incorrect period at December 31, 2001. The adjustment made to 2002 resulted in a reduction in net sales of $161 and a reduction in cost of sales of $98.

The adjustment made to 2003 resulted in a reduction of net sales of $241 and a reduction in cost of sales of $103. The adjustments also reduced accounts receivable by $3.5 million, increased inventory by $1.5 million, decreased taxes payable by $82, and decreased retained earnings by $1,968 due to the 2001 retained earnings adjustment of $1,849, the net income impact of the 2002 adjustments of $37, and the current year net income impact of $82.

(b)	The Company recorded adjustments to record inventory in transit. Additionally, adjustments were made to record fixed asset purchases and expenses, principally selling, general and administrative expenses, in the proper period. Previously, such amounts had been recorded in periods after the costs had been incurred.

An adjustment of $158 was booked to beginning retained earnings at January 1, 2002 to reflect the amount of expense that had been recorded in the incorrect period at December 31, 2001.

At December 31, 2002, an adjustment was booked related to cut-off errors that decreased cost of sales by $5 and increased operating expenses by $102. Retained earnings was decreased by $216 due to the carryforward of the 2001 amount of $158 plus the current year net income impact of $58.

At December 31, 2003, adjustments were booked related to cut-off errors that increased selling, general and administrative expenses by $118. These adjustments also increased inventory by $1.3 million, increased property, plant and equipment by $19, increased accounts payable by $1.7 million, decreased taxes payable by $87, decreased retained earnings by $286 due to the current year income impact of the adjustment combined with the 2002 retained earnings impact, and increased total liabilities and shareholders’ equity by $1.3 million.

(c)	The Company recorded adjustments related to unreconciled vendor payable balances.

An adjustment was booked at December 31, 2002 to decrease cost of sales by $128. At December 31, 2003, an adjustment was booked to increase cost of sales by $699. These adjustments also increased accounts payable by $571, decreased income taxes payable by $232, and decreased shareholders’ equity by $339.

(d)	During 2000 and 2001, the Company sold fully vested shares of common stock and convertible notes to certain employees. It was subsequently determined that, based on certain rights of the Company to repurchase the stock and the notes, the Company was required to record compensation expense for increases in the intrinsic value of the common stock.

An adjustment of $652 was booked to beginning retained earnings as a charge and to beginning paid-in capital as an increase at January 1, 2002 to adjust the cumulative non-cash compensation for this item. This also results in a $652 adjustment to retained earnings and paid-in capital in 2003.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	The Company recorded other adjustments that were immaterial both individually and in the aggregate but for which the Company believed it was appropriate to revise its previously reported financial statements in connection with the restatement.

In 2002, the combined impact of these adjustments was to reduce net sales by $303, increase cost of sales by $184, and decrease operating expenses by $603. This also increased retained earnings and total shareholders’ equity by $69.

In 2003, the combined impact of these adjustments was to reduce net sales by $154, increase cost of sales by $228, decrease salaries and wages by $18, increase selling, general and administrative expenses by $182, decrease depreciation expense by $230, decrease management fees by $180, and decrease amortization of intangibles by $111. These adjustments decreased goodwill by $1.7 million, increased intangibles by $1.8 million, increased accrued liabilities by $20, increased income taxes payable by $37, increased retained earnings by $54 due to the prior year net income impact of an increase of $69 plus the current year net income impact of a decrease of $15, and increased total liabilities and shareholders’ equity by $111.

(f)	The Company adjusted its recorded tax obligations for each state in which it is required to file returns. The Company also recorded the tax effects of the adjustments described above.

An adjustment of $107 was booked to beginning retained earnings at January 1, 2002 to adjust the cumulative deferred taxes to that point in time.

At December 31, 2002, adjustments were booked to increase the provision for income taxes by $204.

At December 31, 2003, adjustments were booked to decrease the provision for income taxes by $1,096.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       We have restated our 2002 and 2003 financial statements to record these adjustments. The impact of these adjustments is summarized as follows:

	December 31, 2002

	As Originally
	Reported	Adjustments	As Restated

Statement of Income:
Net sales	$124,173	$(464)	$123,709
Cost of sales	62,007	(47)	61,960
Gross profit	62,166	(417)	61,749
Total operating expenses	30,971	(501)	30,470
Income before taxes	21,472	84	21,556
Provision for taxes	8,589	204	8,793
Net income	12,883	(120)	12,763
Balance Sheet:
Paid-in capital	38,776	652	39,428
Retained earnings	25,890	(2,886)	23,004
Total shareholders’ equity	64,027	(2,234)	61,793
Statement of Cash Flows:
Net cash provided by operating activities	12,058	22	12,080
Net cash (used in) investing activities	(1,729)	(22)	(1,751)

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2003

	As Originally
	Reported	Adjustments	As Restated

Statement of Income:
Net sales	$132,160	$(395)	$131,765
Cost of sales	69,083	824	69,907
Gross profit	63,077	(1,219)	61,858
Salaries and wages	12,660	(18)	12,642
Selling, general and administrative	14,653	300	14,953
Depreciation expense	725	(230)	495
Management fee	585	(180)	405
Amortization of intangibles	3,398	(111)	3,287
Total operating expenses	32,021	(239)	31,782
Income before taxes	21,965	(980)	20,985
Provision for income taxes	9,445	(931)	8,514
Net income	12,520	(49)	12,471
Balance Sheet:
Accounts receivable, net	21,070	(3,511)	17,559
Inventories	18,790	2,718	21,508
Deferred tax asset	1,388	(216)	1,172
Property and equipment, net	3,392	19	3,411
Goodwill	78,296	(1,689)	76,607
Intangibles	71,614	1,800	73,414
Accounts payable	20,868	2,220	23,088
Accrued liabilities	6,851	20	6,871
Income taxes payable	3,180	(489)	2,691
Deferred tax liabilities	10,462	(347)	10,115
Paid-in capital	39,122	652	39,774
Retained earnings	38,410	(2,935)	35,475
Total shareholders’ equity	77,097	(2,283)	74,814
Total liabilities and shareholders’ equity	213,960	(879)	213,081
Statement of Changes in Shareholders’ Equity:
Additional paid-in capital	39,122	652	39,774
Retained earnings	38,410	(2,935)	35,475
Total shareholders’ equity	77,097	(2,283)	74,814
Statement of Cash Flows:
Net cash provided by operating activities	21,433	(183)	21,250
Net cash (used in) investing activities	(1,523)	3	(1,520)
Net cash (used in) financing activities	(18,924)	180	(18,744)

3.	Summary of Significant Accounting Policies
Principles of Consolidation
       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DEI Sales, Inc. and DEI Headquarters, Inc. All significant intercompany transactions and balances have been eliminated.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Revenue Recognition
       Revenue from sales of products to customers is generally recognized on an FOB destination basis; when title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; and when collection is reasonably assured in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements.”
       In accordance with Statement of Financial Accounting Standards (SFAS) No. 48, “Revenue Recognition When a Right of Return Exists,” estimated product returns are deducted from revenues upon shipment, based on historical return rates, the product stage relative to its expected life cycle, and assumptions regarding the rate of sell-through to end users from the Company’s various channels based on historical sell-through rates.
       The Company’s royalty revenue is recognized as earned in accordance with the specific terms of each agreement.
       The Company accounts for payments to customers for volume rebates and cooperative advertising as a reduction of revenue, in accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” Reductions to revenue for expected and actual payments to resellers for volume rebates and cooperative advertising are based on actual or anticipated customer purchases, and on fixed contractual terms for cooperative advertising payments. Certain of the Company’s volume incentive rebates offered to customers include a sliding scale of the amount of the sales incentive with different required minimum quantities to be purchased. The Company makes an estimate of the ultimate amount of the rebate its customers will earn based upon past history with the customer and other facts and circumstances. The Company has the ability to estimate these volume incentive rebates, as there does not exist a relatively long period of time for a particular rebate to be claimed. The Company has historical experience with these sales incentive programs and a large volume of relatively homogenous transactions. Any changes in the estimated amount of volume incentive rebates are recognized immediately on a cumulative basis.
       In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company includes the gross proceeds for sales of SIRIUS-related hardware products as revenue on a gross basis, as the Company is the primary obligor to its customers, has discretion in pricing with its customers, has discretion in the selection and contract terms with its supplier, and has substantial inventory and credit risk.
Customer Program Costs and Sales Incentives
       The Company provides certain quarterly and annual incentives to its dealers based on purchasing volume, sales growth and the number of product lines ordered. These sales incentives are recognized as a reduction to revenue on a systematic basis as the dealer earns the sales incentive.
       The Company also provides certain consideration to its dealers for cooperative advertising or marketing development activities. These costs are accrued based on achievement of sales volumes or other specific activities and are reflected as a reduction to revenue.
Research and Development
       Research and development costs are expensed as incurred. The amounts expensed in the years ended December 31, 2002, 2003 and 2004 were approximately $579,000, $552,000 and

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$874,000, respectively. The amounts expensed for the six months ended June 30, 2004 and 2005 were approximately $294,000 and $791,000, respectively.
Shipping and Handling Fees and Costs
       In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company classifies shipping and handling costs billed to customers as revenue. Shipping and handling costs incurred on outbound freight amounting to $3.6 million, $3.7 million, $5.4 million, $2.1 million, and $2.8 million in 2002, 2003, and 2004, and in the six months ended June 30, 2004 and 2005, respectively, are included in selling, general, and administrative expenses.
Advertising Costs
       Advertising costs are expensed as incurred or when the advertising is first run and totaled approximately $351,000, $286,000, $505,000, $98,000, and $541,000 during the years ended December 31, 2002, 2003, and 2004, and the six months ended June 30, 2004 and 2005, respectively.
Cash and Cash Equivalents
       Cash and cash equivalents consist of cash and short term investments with maturities of 90 days or less. Cash equivalents consist of money market demand deposit accounts.
Concentration of Risk
       Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. Concentration of credit risk with respect to accounts receivable is primarily in U.S. retail accounts and is limited due to the large number of entities comprising the Company’s customer base and their geographic dispersion. The Company generally does not require collateral.
       The Company currently purchases the majority of its components from a few suppliers. The Company purchased 71%, 74% and 36% of inventory from one supplier during 2002, 2003 and 2004, respectively. The Company believes that other suppliers could provide components on similar terms if needed without adversely impacting operating results.
Fair Value of Financial Instruments
       The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes the fair values of the long-term obligations approximate their carrying values.
Allowance for Doubtful Accounts
       The Company establishes an allowance for doubtful accounts to ensure trade receivables are not overstated due to collectibility. Bad debt reserves are maintained based on a variety of factors, including length of time receivables are past due, macroeconomic events, significant one-time events and the Company’s historical experience. A specific reserve for individual accounts is recorded when the Company becomes aware of circumstances that may impact a specific customer’s ability to meet its financial obligations subsequent to the original sale, such as in the case of bankruptcy filings or

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted.

				For the
	For the Years Ended			Six Months
	December 31,			Ended
				June 30,
	2002	2003	2004	2005

	(Restated)	(Restated)		(Unaudited)
	(In thousands)
Beginning balance	$1,652	$1,752	$1,732	$2,947
Charged to costs and expenses	1,420	1,123	3,449	1,193
Amounts charged to reserve, net	(1,320)	(1,143)	(2,234)	(2,315)

Ending balance	$1,752	$1,732	$2,947	$1,825

Inventories
       Inventories are valued at the lower of cost or market value. Cost is substantially determined by the first-in, first-out method. The Company records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of the inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. At the point of a loss recognition, a new lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
Warranties
       The Company records an estimated reserve for product warranties at the time revenue is recognized. The Company estimates warranty obligations by reference to historical product warranty return rates, materials usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, materials usage or service delivery costs differ from the historical rates, revisions to the estimated warranty reserve would be required.

	For the Years Ended
	December 31,			For the Six
				Months Ended
	2002	2003	2004	June 30, 2005

				(Unaudited)
	(In thousands)
Beginning balance	$1,838	$1,399	$1,254	$3,216
Charged to costs and expenses	1,696	2,902	5,762	2,061
Increase in reserve resulting from acquisition	207	—	30	—
Amounts charged to reserve	(2,342)	(3,047)	(3,830)	(2,061)

Ending balance	$1,399	$1,254	$3,216	$3,216

Property and Equipment
       Property and equipment is stated at cost less accumulated depreciation and amortization. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
renewals are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 3 to 5 years for machinery and equipment, 5 to 7 years for molds and tooling and 3 to 7 years for furniture and fixtures. Leasehold improvements are amortized over the life of the lease or the asset, whichever is shorter.
Goodwill and Purchased Indefinite-Lived Intangible Assets
       The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting unit based on an income approach. Under the income approach, the Company calculates the fair value of its reporting unit based on the present value of the estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, then the Company records an impairment loss equal to the difference. For indefinite-lived intangibles, the Company compares the fair value of the indefinite-lived purchased intangible assets to the carrying value. The Company estimates the fair value of these intangible assets using the income approach. The Company recognizes an impairment loss when the estimated fair value of the purchased indefinite-lived intangible assets is less than the carrying value.
Deferred Financing Costs
       Deferred financing costs relate to direct costs incurred to obtain debt financing and are included in other assets in the accompanying consolidated balance sheets. Deferred financing costs are amortized to interest expense over the financing term of the related debt.
Impairment of Long-Lived Assets
       Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, currently ranging from five to fifteen years.
       Long-lived assets, such as property and equipment and purchased intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company assesses the fair value of an asset based on the undiscounted future cash flow the asset is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.
Foreign Currency Transactions
       The Company predominately uses the U.S. dollar as its functional currency. Assets and liabilities denominated in non-U.S. dollars are re-measured into U.S. dollars at end-of-period exchange rates. Net sales and expenses are re-measured at average exchange rates in effect during

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
each period. The Company’s foreign branch in the United Kingdom designates the local currency as its functional currency and the translation of its assets and liabilities into U.S. dollars at the balance sheet dates is recorded as translation adjustments and included as a component of accumulated other comprehensive income. Realized exchange gains and losses are included in other income (expense) in the accompanying consolidated statements of income.
Business Segment Disclosures
       Based on the financial information used by senior management to manage the Company’s business activities, the Company has identified a single operating segment.
       The Company categorizes its products as security and entertainment products and satellite radio products. The Company’s gross sales of security and entertainment products (including royalty and other income) amounted to $128.8 million, $139.2 million, and $168.1 million in 2002, 2003, and 2004, respectively. The Company’s gross sales of satellite radio products amounted to $0, $0, and $29.4 million in 2002, 2003, and 2004, respectively.
       No customer accounted for more than 10% of the Company’s net sales in 2002 or 2003. In 2004, one customer accounted for 19.6% of the Company’s net sales.
       The Company’s U.S. revenues in 2002, 2003, and 2004 were $123.3 million, $134.4 million, and $192.5 million, respectively. The Company’s foreign revenues in 2002, 2003, and 2004 were $5.5 million, $4.8 million, and $5.1 million, respectively. The Company’s U.S. long-lived assets were $3.4 million and $4.2 million as of December 31, 2003 and 2004, respectively. The Company’s foreign long-lived assets were approximately $54,000 and $159,000 as of December 31, 2003 and 2004, respectively.
Income Taxes
       The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company also determines its tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated.
Comprehensive Income
       Comprehensive income includes all changes in shareholders’ equity except those resulting from investments by, and distributions to, shareholders. Accordingly, the Company’s comprehensive income includes net income and foreign currency adjustments that arise from the translation of the financial statements of the Company’s foreign operations.
Recent Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated statements of income and its financial condition but does not expect SFAS 151 to have a material impact.
       In December 2004, the FASB issued SFAS No. 123R, “Share — Based Payment.” This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS No. 123R addresses all forms of share based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will be reflected as compensation expense in the financial statements. In addition, this statement will apply to unvested options granted prior to the effective date. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC Staff’s interpretation of SFAS No. 123R, which provides the Staff’s view regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides interpretation of the valuation of SBP for public companies. In April 2005, the SEC approved a rule that delays the effective date of SFAS No. 123R for annual, rather than interim, reporting periods that begin after June 15, 2005. The Company will adopt Statement 123R effective January 1, 2006 and are still evaluating the effect that the adoption of this statement will have on the Company’s consolidated financial condition and results of operations, which will depend, in part, on the type of equity-based compensation arrangements the Company adopts in the future.
       In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. A change in accounting estimate continues to be accounted for in the period of change and future periods if necessary. A correction of an error continues to be reported by restating prior period financial statements. SFAS No. 154 is effective for the Company for accounting changes and correction of errors made on or after January 1, 2006.

4.	Net Income per Common Share
       Basic net income per common share (“EPS”) is calculated by dividing the net income by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS reflects the potential dilutive effects of warrants using the treasury method and of the convertible notes using the “if converted” method. The following represents the reconciliation from basic shares to fully diluted shares for the respective periods. Warrants to purchase 404,632 shares of common stock were outstanding at December 31, 2002 and 2003 and warrants to purchase 434,264 shares of common stock were outstanding at December 31, 2004. At December 31, 2002 and 2003, shares of common stock issuable upon conversion of the Company’s convertible notes totaled 1,254,793 and 1,355,176 shares, respectively. At June 17, 2004, the convertible notes were converted into 1,416,034 of shares in conjunction with the Company’s recapitalization.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Six Months
				Ended
	Years Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Determination of diluted number of shares:
Weighted-average shares used to compute basic EPS	3,442	3,442	4,298	3,495	5,186
Weighted-average shares held by employees subject to repurchase rights	69	82	110	95	128
Warrants to purchase common stock	405	405	421	406	434
Convertible notes	1,163	1,254	621	621	—

Diluted average common shares outstanding	5,079	5,183	5,450	4,617	5,748
Calculation of diluted earnings per share:
Net income	$12,763	$12,471	$13,962	$5,237	$3,153
Add: Interest component on assumed conversion of convertible notes, net of taxes	541	595	361	361	—

Net income, adjusted	$13,304	$13,066	$14,323	$5,598	$3,153

Basic earnings per share	$3.71	$3.62	$3.25	$1.50	$0.61

Diluted earnings per share	$2.62	$2.52	$2.63	$1.21	$0.55

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Acquisition of Definitive Technology, L.L.P.
       On September 17, 2004, the Company acquired substantially all the assets and assumed certain liabilities of Definitive Technology, L.L.P. (“Definitive”), a designer and marketer of home audio loudspeakers, for $50.0 million plus acquisition related costs of $2.7 million. The Company acquired Definitive to expand its home audio product offering. The acquisition was funded from an increase in the Company’s term loan of $45.0 million and the sale of $6.0 million of additional equity in the Company. Cash due on closing to the sellers of Definitive totaled $48.0 million, with an additional $2.0 million due on April 30, 2005 if certain sales and gross profit targets were achieved. These targets were achieved and this additional purchase price has been recorded in the Company’s balance sheet at December 31, 2004. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

Allocated to assets and liabilities (in thousands):
Cash	$177
Accounts receivable	3,633
Inventory	5,045
Other assets	863
Liabilities assumed, net	(4,393)
Intangible assets acquired:
Trademarks and trade names (indefinite lived)	14,360
Customer lists (15 years)	8,000
Patents (11 years)	930
Covenants not to compete (4 years)	550
Goodwill (indefinite lived)	20,835

Total purchase price	$50,000

       The fair value of intangible assets was determined by the Company based in part on a recommendation by an independent appraisal. The definite lived intangibles are being amortized over their estimated useful lives. Detail of the amortization of the Company’s intangible assets is included in Note 9. The results of operations of Definitive for the period since the acquisition to December 31, 2004 are included in the Company’s consolidated statements of income.
       The following summarized unaudited pro forma results of operations of the Company assume the acquisition of Definitive had occurred as of January 1, 2003, the earliest date for which information is presented below. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of that date, or of results which may occur in the future.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Twelve
	Months Ended
	December 31,

	2003	2004

	(In thousands,
	except per share
	amounts)
Pro Forma Information (unaudited)
Net sales	$152,571	$205,940
Operating income	35,566	44,308
Net income	13,970	14,994
Basic earnings per share	3.68	3.30
Diluted earnings per share	2.63	2.69

6.	Licensing Agreements
       In April 2004, the Company entered into an agreement with a major automotive manufacturer (“licensee”) whereby the licensee was granted a non-exclusive license to use certain patented technology of the Company. Under the agreement, the Company received a non-refundable, up-front payment of $6.5 million with no obligation by the licensee to pay any ongoing royalties. The Company’s only continuing obligation under the agreement is to defend and maintain those patents subject to the license. The Company recorded the entire up-front payment in the accompanying statements of income for the year ended December 31, 2004.

7.	SIRIUS Satellite Radio Agreement
       In July 2004, the Company entered into an arrangement with SIRIUS Satellite Radio, Inc. (“SIRIUS”) to market and sell certain SIRIUS products and other related hardware. Under the arrangement, the Company may sell these SIRIUS products to any of its authorized dealers. The Company has total credit risk for all transactions with customers. For the year ended December 31, 2004, the Company recorded $29.4 million in sales related to the sale of SIRIUS products.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Balance Sheet Details
       The following provides certain balance sheet details (in thousands):

	December 31,
			June 30,
	2003	2004	2005

	(Restated)		(Unaudited)
Accounts receivable:
Accounts receivable	$19,291	$51,389	$39,132
Less allowances for doubtful accounts and sales returns	(1,732)	(2,947)	(1,639)

	$17,559	$48,442	$37,493

Inventories:
Raw materials	$280	$702	$397
Finished goods	22,984	31,623	41,016
Inventory reserve	(1,756)	(1,557)	(1,547)

	$21,508	$30,768	$39,866

Property and equipment:
Machinery and equipment	$2,903	$3,791	$4,313
Molds and tooling	1,465	3,029	3,116
Furniture and fixtures	505	555	555
Leasehold improvements	499	563	697

	5,372	7,938	8,681
Less accumulated depreciation and amortization	(1,961)	(3,570)	(4,213)

	$3,411	$4,368	$4,468

Accrued liabilities:
Accrued warranty	$1,254	$3,216	$3,216
Accrued salaries and employee benefits	1,923	2,565	2,381
Accrued interest	630	2,549	2,346
Accrued sales incentives	2,400	2,373	2,020
Other	664	513	300

	$6,871	$11,216	$10,263

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Intangible Assets
       Intangible assets consisted of the following (in thousands):

		December 31, 2003			December 31, 2004

	Useful	Gross	Accumulated	Net Book	Gross	Accumulated	Net Book
	lives	Amount	Amortization	Value	Amount	Amortization	Value

Intangibles subject to amortization:
Patents	8-11	$10,300	$4,736	$5,564	$11,230	$5,972	$5,258
Customer relationships	15	29,300	7,813	21,487	37,300	9,922	27,378
Licensing agreements	12	1,430	417	1,013	1,430	536	894
Non-compete covenant	4	—	—	—	550	40	510

		41,030	12,966	28,064	50,510	16,470	34,040
Intangibles not subject to amortization, excluding goodwill:
Trademarks		45,350	—	45,350	59,710	—	59,710

Total intangibles		$86,380	$12,966	$73,414	$110,220	$16,470	$93,750

		June 30, 2005

		(Unaudited)
	Useful	Gross	Accumulated	Net Book
	lives	Amount	Amortization	Value

Intangibles subject to amortization:
Patents	8-11	$11,230	$6,620	$4,610
Customer relationships	15	37,300	11,165	26,135
Licensing agreements	12	1,430	596	834
Non-compete covenant	4	550	109	441

		50,510	18,490	32,020
Intangibles not subject to amortization, excluding goodwill:
Trademarks		59,710	—	59,710

Total intangibles		$110,220	$18,490	$91,730

Amortization expense of intangible assets subject to amortization is estimated to be $4.0 million in 2005, 2006, and 2007, $3.0 million in 2008 and $2.9 million in 2009.

10.	Revolving Line of Credit
       The Company may borrow up to $25.0 million under a revolving line of credit that matures in June 2009. Interest is payable monthly for base rate portions and quarterly for LIBOR rate portions of the loan. The loan carries a variable rate equal to the lender’s base rate or the LIBOR rate, plus a margin ranging between 1.75% and 2.50% for base rate loans and between 2.75% and 3.5% for LIBOR rate loans based on the Company’s consolidated leverage ratio. As of December 31, 2004 the Company had no amounts outstanding under the revolving line of credit. As of June 30, 2005, the Company had $8.4 million outstanding under the revolving line of credit.

11.	Notes Payable
       As discussed in Note 1, the Company completed a Recapitalization in June 2004. At that time, all of the former indebtedness was retired and the Company entered into a new credit agreement and a new subordinated note agreement.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The following is a summary of notes payable (in thousands, except percentages):

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Term Loan: Interest is payable monthly at a variable rate (the rate is based on the lender’s base or LIBOR rate, plus a margin of 3.25% for base rate loans or 4.25% for LIBOR rate loans). As of December 31, 2004, the average rate was 6.38%. Principal is payable in quarterly installments of $385 through June 2009 and quarterly installments of $36,556 from September 2009 through June 2010. Principal payments due in 2005 were paid prior to December 31, 2004. The loan is secured by the assets of the Company and matures June 2010.	$—	$151,610	$151,610
Senior Subordinated Notes: Interest is payable quarterly at a rate of LIBOR plus 8%. Unpaid interest and remaining principal is due June 2011. At December 31, 2004, the interest rate was 10.10%.	—	37,000	37,000
Junior Subordinated Notes: Interest is payable quarterly at a rate of 12%. Unpaid interest and remaining principal is due June 2012.	—	37,000	37,000
Tranche A Note: Interest was payable monthly at a variable rate (the rate was based on the lender’s base or the Eurodollar rate, plus a margin ranging between 1.25% and 3.75% based on the Company’s consolidated leverage ratio). Principal was payable in quarterly installments ranging from $2,250 to $2,750 commencing March 31, 2001. The loan was secured by the assets of the Company and would have matured June 2005.	8,250	—	—
Tranche B Note: Interest was payable monthly at a variable rate (the rate was based on the lender’s base or the Eurodollar rate, plus a margin ranging between 1.25% and 3.75% based on the Company’s consolidated leverage ratio.) Principal was payable in quarterly installments of $120 through June 2005 and quarterly installments of $11,225 from September 2005 through June 2006. This loan was secured by the assets of the Company and would have matured June 2006.	45,140	—	—

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Senior Subordinated Notes: Interest was payable semi-annually at a rate of 12%. Unpaid interest and remaining principal would have been due December 2007. The Company has also issued 434 detachable warrants, which allow the holder to purchase Class B common stock at an exercise price of $.02 per share. The warrants expire February 2008. At December 31, 2003, the notes have been recorded net of a discount relating to the estimated fair value of the warrants of $1,850. The unamortized discount totaling $1,657 as of the date of the Recapitalization was charged to interest expense since the underlying subordinated notes were repaid in full.
	$28,150	$—	$—

	81,540	225,610	225,610
Less current portion.	(2,750)	—	770

	$78,790	$225,610	$224,840

       Future maturities of notes payable as of December 31, 2004 are as follows (in thousands):

2005	$—
2006	1,539
2007	1,539
2008	1,539
2009	73,881
2010 and thereafter	147,112

$225,610

       On February 4, 2005, the Company entered into the second amendment to the credit agreement whereby the LIBOR rate margin for term loans was reduced from 4.25% to 3.25% and the alternate base rate margin for term loans was reduced from 3.25% to 2.25%. The Company’s current debt agreements prohibit it from paying dividends without the consent of its lenders.

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Notes Payable to Shareholders
       As part of the Recapitalization in 2004, the notes payable to shareholders plus accrued interest were converted into shares of Class A and Class B stock at the contractual rate of $10 per share. In June 2004, the outstanding balance of Class A convertible notes plus interest totaling $13.0 million was converted into 1,302,988 Class A shares. The outstanding balance of Class B convertible notes plus interest totaling $1.13 million was converted into 113,046 Class B shares.
       The following is a summary of notes payable to shareholders as of December 31 (in thousands except for per share amounts and percentages):

	2003	2004

Class A Convertible Promissory Notes: Interest accrued at an annual rate of 8%. Principal and interest would have been due at maturity in April 2008. The note holders had the right to convert any portion of the unpaid principal balance into shares of Class A common stock at an initial conversion rate of $10.00 per share subject to anti-dilution provisions	$9,238	$—
Class B Convertible Promissory Notes: Interest accrued at an annual rate of 8%. Principal and interest would have been due at maturity in April 2008. The note holders had the right, at any time prior to maturity, to convert any portion of the unpaid principal balance into shares of Class B common stock at an initial conversion rate of $10.00 per share subject to anti-dilution provisions	800	—
Accrued interest	3,514	—

	$13,552	$—

13.	Shareholders’ Equity
       The holders of Class A and Class B common stock are entitled to dividends if and when such dividends are declared by the Company’s Board of Directors. At any time, each holder of Class B common stock is entitled to convert any and all of the shares of such holder’s Class B common stock into the same number of shares of Class A common stock, adjusted to reflect stock splits, reorganizations, and other similar changes. Each holder of record of Class A common stock is entitled to one vote for each share of Class A common stock. The holders of Class B common stock have no voting rights.
       On September 17, 2004, the Company sold 354,939 shares of its Class A common stock at a price of $16.9043 per share to an existing shareholder. The proceeds to the Company of $6.0 million were used as part of the total purchase price for Definitive.
       At December 31, 2004, the Company had issued and outstanding 434,264 warrants which allow the warrantholders to purchase that number of Class B shares at an exercise price of $0.02 per share. This number of Class B shares have been reserved for future issuance related to these warrants.
       From July 19, 2001 through July 20, 2005, the Company issued 49,448 shares of its Class A common stock and $18,667 aggregate principal amount of convertible promissory notes to certain of its employees for gross proceeds of $747,005. Both the stock and the notes are subject to repurchase by the Company upon termination of employment, but these repurchase rights lapse upon an initial public offering of the Company’s common stock. Upon the consummation of an

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
initial public offering, the Company must recognize as stock-based compensation expense the difference between the purchase price of the stock (or conversion price of the notes) and the fair value of the stock. As a result, the Company expects to record a non-cash charge for stock-based compensation expense upon the closing of its initial public offering.

14.	Commitment and Contingencies
       The Company entered into an Equity Participation Rights Agreement (the “Rights Agreement”) with its Chief Executive Officer (the “Officer”) on January 2, 2001, which was amended on August 22, 2003. Under the Rights Agreement, the Officer will receive a percentage of the proceeds upon a liquidity event of the Company as defined in the Rights Agreement. Any payment to the Officer under the Rights Agreement would be recorded as a charge to operating income upon the closing of a liquidity event. As part of the Recapitalization, a payment totaling $1.28 million was made under this agreement and was included in the accompanying consolidated statements of income. The agreement was terminated in December 2004 in connection with a new sale bonus agreement between the Company and the Officer.
       In December 2004, the Company entered into bonus compensation agreements with its Chief Executive Officer and certain employees that provide for rights to receive a percentage of the proceeds received by the Company’s shareholders as a result of certain liquidity events, as defined. In the event of an initial public offering of equity securities by the Company, the Company’s Board of Directors has agreed to negotiate in good faith to determine a fair compensation arrangement to compensate each employee in accordance with the purpose and intent of these agreements. As of December 31, 2004 and June 30, 2005, there had been no events that had triggered a payment to any of the employees and no estimate of potential future payments could be made.
       In October 2001, the Company adopted an Associate Equity Gain Program (the “Program”) to provide an incentive for employees who are not eligible for the Company’s key employee equity purchase plan discussed in Note 15. The Program could result in one-time cash payments up to $2,000,000, based upon the per share sales price realized in a liquidity event, as defined, which includes an initial public offering of equity securities of the Company. Qualifying associates will be paid based upon their length of employment and pay scale. As of December 31, 2004 and June 30, 2005, there had been no events that had triggered a payment under the Program and no estimate of potential future payments could be made.
       The Company is party to various claims, legal actions and complaints, including patent matters, arising in the ordinary course of business. The Company does not expect any such matters to have a material adverse effect on the Company’s financial position, results of operations or cash flows.
       The Company leases office and distribution facilities from a shareholder and director of the Company under an operating lease that expires in 2013. There are provisions in the lease agreement that provide the Company with an option to extend the lease for five years. The Company also leases a sales office that was acquired in the Definitive Technology transaction under an operating lease that expires in 2006. The Company also leases warehouse and sales office facilities

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for its branch in the United Kingdom under an operating lease that expires in 2013. Future minimum lease payments for the years ending December 31 are as follows (in thousands):

2005	$1,597
2006	1,631
2007	1,632
2008	1,677
2009	1,722
Thereafter	7,250

$15,509

       Total rental expense for the years ended December 31, 2002, 2003 and 2004 was approximately $1.1 million, $1.3 million and $1.6 million, respectively.

15.	Income Taxes
       The components of the net deferred tax liabilities were as follows as of December 31 (in thousands):

	2003	2004

	(Restated)
Deferred tax assets:
Allowances and accruals	$687	$1,563
State taxes	485	677

Total deferred tax assets	1,172	2,240
Deferred tax liabilities:
Goodwill	(9,899)	(13,529)
Depreciation	(216)	(439)

Total deferred tax liabilities	(10,115)	(13,968)

Net deferred tax liabilities	$(8,943)	$(11,728)

       The components of the provision for income taxes are as follows for the years ended December 31 (in thousands):

	2002	2003	2004

	(Restated)	(Restated)
Current:
Federal	$3,335	$4,768	$5,234
State	1,160	1,272	1,442
Foreign	717	264	294

	5,212	6,304	6,970

Deferred:
Federal	2,895	1,743	2,194
State	686	467	590

	3,581	2,210	2,784

	$8,793	$8,514	$9,754

DIRECTED ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	2002	2003	2004

Expected provision at federal statutory rate	$7,545	$7,346	$8,301
State tax, net of federal benefit	1,153	1,088	1,230
Tax credits	(717)	(264)	(294)
Foreign tax	717	264	294
Other permanent items	27	27	104
Other items	68	53	119

Provision for income taxes	$8,793	$8,514	$9,754

       Income before tax resulting from foreign sales amounted to $1,748,000, $777,000, and $660,000 in 2002, 2003, and 2004, respectively.

16.	Benefit Plans
       In 2001, the Company loaned $220,000 to an officer of the Company for the purchase of stock to be forgiven over a period of time. In 2003 and 2004, the Company recorded compensation expense of $110,000 in each year, which is recorded in the statements of income and shareholders’ equity. As of December 31, 2004, the loan had been completely forgiven.
Employee Savings Plan
       The Company sponsors a 401(k) savings plan (the “Plan”). The Plan allows for eligible employees to contribute up to 20% of their annual compensation, with the Company providing a match totaling 50% of the employees contribution up to a maximum of $1,500. Company contributions vest over four years. The Company made contributions of $98,276, $93,957, and $137,018 to the Plan for the years ended December 31, 2002, 2003, and 2004, respectively, and $103,442 for the six months ended June 30, 2005.
Key Employee Equity Purchase Plan
       In December 2000, the Company implemented a key employee equity purchase plan (the “Equity Plan”) to encourage stock ownership of Class A common stock and Class A convertible promissory notes by key employees of the Company. Persons eligible to participate in the Equity Plan are designated by the Board of Directors. As of December 31, 2004, 126,492 shares of Class A common stock had been issued under the Plan.

17.	Related Party Transactions
       The Company paid management fees of $571,000, $405,000, $552,000, $233,000, and $354,000 to Trivest, the majority stockholder, during the years ended December 31, 2002, 2003, and 2004 and the six months ended June 30, 2004 and 2005, respectively.
       As part of the Recapitalization in June 2004, the Company paid a broker fee totaling $1.5 million to Trivest. As part of the acquisition of Definitive Technology and the related increase in the Company’s senior borrowings, the Company paid a broker fee totaling $1.5 million to Trivest. These payments were capitalized as deferred debt financing costs in other assets in the consolidated balance sheet.
       Under an operating lease agreement for its primary distribution facility and corporate headquarters, the Company paid a board member and shareholder $994,000, $1.1 million, $1.3 million, $727,000, and $768,000 during the years ended December 31, 2002, 2003, and 2004 and the six months ended June 30, 2004 and 2005, respectively.

REPORT OF INDEPENDENT AUDITORS
The General and Limited Partners
Definitive Technology, L.L.P.
       We have audited the accompanying balance sheet of Definitive Technology, L.L.P. as of December 31, 2003, and the related statements of income and partners’ capital and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
       We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Definitive Technology, L.L.P. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young LLP
Ottawa, Canada
April 1, 2005

DEFINITIVE TECHNOLOGY, L.L.P.
BALANCE SHEETS

	December 31,	June 30,
	2003	2004

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,841,293	$895,672
Accounts receivable, net	5,326,583	3,741,366
Inventory	4,445,917	4,232,533
Prepaid expenses	102,104	65,237

Total current assets	11,715,897	8,934,808
Property and equipment, net	546,171	628,128

Total assets	$12,262,068	$9,562,936

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities (Note 3)	$3,267,160	$3,146,743
Accrued payroll and related expenses	398,644	127,890

Total current liabilities	3,665,804	3,274,633
Commitments (Note 5)
Partners’ capital	8,596,264	6,288,303

Total liabilities and partners’ capital	$12,262,068	$9,562,936

See accompanying notes.

DEFINITIVE TECHNOLOGY, L.L.P.
STATEMENTS OF INCOME AND PARTNERS’ CAPITAL

	Year Ended	Six Months Ended	Six Months Ended
	December 31,	June 30,	June 30,
	2003	2003	2004

		(Unaudited)	(Unaudited)
Net sales	$20,805,728	$8,330,639	$10,608,307
Cost of sales	8,266,494	3,379,922	4,151,089

Gross profit	12,539,234	4,950,717	6,457,218
Operating expenses:
Selling, general and administrative (Note 3)	5,602,377	2,484,021	2,913,651
Research and development (Note 3)	691,744	319,013	367,567

Total operating expenses	6,294,121	2,803,034	3,281,218

Operating income	6,245,113	2,147,683	3,176,000
Interest income	4,405	3,050	2,200

Net income	6,249,518	2,150,733	3,178,200
Partners’ capital at beginning of period	6,971,402	6,971,402	8,596,264
Partners’ withdrawals	(4,624,656)	(3,226,939)	(5,486,161)

Partners’ capital at end of period	$8,596,264	$5,895,196	$6,288,303

See accompanying notes.

DEFINITIVE TECHNOLOGY, L.L.P.
STATEMENTS OF CASH FLOWS

	Year Ended	Six Months	Six Months
	December 31,	Ended	Ended
	2003	June 30, 2003	June 30, 2004

		(Unaudited)	(Unaudited)
Operating activities
Net income	$6,249,518	$2,150,733	$3,178,200
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	115,256	48,888	56,901
Changes in operating assets and liabilities:
Accounts receivable	(228,413)	2,018,717	1,585,217
Inventory	(339,604)	(243,774)	213,384
Prepaid and other assets	8,769	31,718	36,867
Accounts payable and accrued liabilities	(85,388)	(1,407,693)	(120,417)
Accrued payroll and related expenses	(315,432)	(550,269)	(270,754)

Net cash provided by operating activities	5,404,706	2,048,320	4,679,398

Investing activities
Purchase of property and equipment	(286,374)	(77,801)	(138,858)
Proceeds from the sale of property and equipment	10,461	—	—

Net cash used in investing activities	(275,913)	(77,801)	(138,858)

Financing activities
Partners’ withdrawals	(4,624,656)	(3,226,939)	(5,486,161)

Net cash used in financing activities	(4,624,656)	(3,226,939)	(5,486,161)

Increase (decrease) in cash and cash equivalents	504,137	(1,256,420)	(945,621)
Cash and cash equivalents, beginning of period	1,337,156	1,337,156	1,841,293

Cash and cash equivalents, end of period	$1,841,293	$80,736	$895,672

See accompanying notes.

DEFINITIVE TECHNOLOGY, L.L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1.	The Company
Organization and Business
       Definitive Technology, L.L.P. (the “Company”) is a Maryland limited liability partnership formed in April 1998, and the partnership interests are owned by Definitive Technology, Inc., a Maryland corporation and the Mayo Trust. The Company designs, develops and manufactures home audio loudspeakers for sale to retailers, primarily located in the United States.
Seasonality of Operations
       The business of the Company follows a seasonal pattern, with higher sales occurring from September to December. As a result, a disproportionate portion of total annual revenue is typically earned in the second half of the calendar year and the results of operations for the six-month periods ended June 30, 2004 and 2003 are not indicative of the results of other periods.

2.	Summary of Significant Accounting Policies
Financial Statement Presentation
       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
       The unaudited interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited interim financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair statement of financial position and results of operations for the periods presented. The results for interim periods are not necessarily indicative of results to be expected for the year or for any future periods.
Revenue Recognition
       The Company recognizes revenues from product sales when the title and risk of loss passes to the customer, based on the terms of the sales agreement, net of estimated discounts and returns. The return policy is based upon historical return rates and notification by customers of pending returns.
Customer Program Costs and Sales Incentives
       The Company provides certain annual incentives to its customers based on purchasing volume based on management’s expectation of what customers have earned. These sales incentives are recognized as a reduction to sales on a systematic basis.
Shipping and Handling Costs
       The Company records costs incurred for shipping and handling as cost of sales.
Research and Development
       Research and development costs are expensed as incurred.

DEFINITIVE TECHNOLOGY, L.L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
Cash and Cash Equivalents
       The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.
Inventory
       Inventory is stated at the lower of cost or replacement cost, which is not in excess of net realizable value. Cost is determined on an average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of the inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations.
Comprehensive Income
       SFAS No. 130, “Reporting Comprehensive Income,” requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, are accounted for net of their related tax effect, to arrive at comprehensive income. Comprehensive income was not different than net income for the year ended December 31, 2003.
Advertising Costs
       Advertising costs are expensed as incurred or when the advertising is first run and totaled approximately $1.1 million during the year ended December 31, 2003.
Property and Equipment
       Property and equipment is stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is provided using the declining-balance method over the estimated useful lives of the assets, which is generally five to ten years.
Allowance for Doubtful Accounts
       The Company establishes an allowance for doubtful accounts to ensure trade receivables are not overstated due to collectibility. Bad debt reserves are maintained based on a variety of factors, including the length of time receivables are past due, macroeconomic events, significant one-time events and historical experience. A specific reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or a deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted.
Long-Lived Assets
       Long-lived assets, such as property and equipment with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or

DEFINITIVE TECHNOLOGY, L.L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
Disposal of Long-Lived Assets.” The Company assesses the fair value of the assets based on the undiscounted future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.
Income Taxes
       No provision has been made for federal or state income taxes, as any taxable income of the Company (a limited liability partnership) is included in the income tax returns of the individual partners. Taxable income or loss is allocated to each partner.
Warranty
       The Company records the estimated cost of product warranties at the time sales are recognized. The Company estimates the warranty obligation by reference to historical product warranty return rates, materials usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, materials usage or service delivery costs differ from the historical rates, revisions to the estimated warranty would be required.

3.	Related Party Transactions
       The Company has an oral agreement with Lordon Mayo Corporation, a related party (a company wholly-owned by one of the partners), for management and research and development services. During the year ended December 31, 2003, the Company incurred $512,194 for management services and $691,744 for research and development services under that agreement, and accounts payable at December 31, 2003 include $104,000 due to related parties. There are no future commitments under the terms of the agreement.

4.	Balance Sheet Details
       Following are certain balance sheet details at December 31, 2003:

Accounts receivable:
Accounts receivable	$5,377,684
Less allowance for doubtful accounts and sales returns	(51,101)

$5,326,583

Property and equipment:
Tooling equipment	$911,686
Vehicles	101,046
Production equipment	90,714
Computer equipment	52,020
Furniture and fixtures	40,356

1,195,822
Accumulated depreciation	(649,651)

Property and equipment, net	$546,171

       Depreciation expense for the year ended December 31, 2003 was $115,256.

DEFINITIVE TECHNOLOGY, L.L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Commitments
Leases
       The Company leases its primary facility under a 10-year operating lease agreement that expires on October 31, 2006. Future minimum lease payments related to the lease commitment are as follows:

2004	$52,469
2005	54,022
2006	55,655

$162,146

       Rent expense for the year ended December 31, 2003 was $52,360.
Line of Credit
       The Company has a revolving line of credit, based on levels of eligible accounts receivable, with a commercial bank and has pledged its accounts receivable in connection with the facility. The line of credit is renewable annually with an interest rate of prime or the LIBOR index plus 2.75%. At December 31, 2003, there were no amounts outstanding under the line of credit.

6.	Financial Instruments
Concentration of Risk
       Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is primarily in U.S. retail accounts. The Company’s top two customers represented approximately 30% of 2003 net sales and 22% of accounts receivable at December 31, 2003. Generally, the Company does not require collateral. The Company purchases substantially all of its products from one supplier.
Fair Value of Financial Instruments
       The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments.

7.	Subsequent Event
       In September 2004, the partners sold all of the Company’s net assets to Directed Electronics, Inc. for $50 million.

UNAUDITED PRO FORMA FINANCIAL DATA
       The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared to illustrate the effects of the Definitive Technology acquisition, the June 2004 recapitalization, and the receipt of the estimated net proceeds from the sale of                      shares of common stock offered in this offering at the initial public offering price of $           per share, after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred January 1, 2004.
       The unaudited pro forma consolidated statement of operations and accompanying notes are provided for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the Definitive Technology acquisition been consummated on the dates indicated above, nor are they necessarily indicative of our future results of operations.
       The adjustments to the unaudited pro forma financial data are based upon available information and assumptions that we believe are reasonable and exclude the following non-recurring charges that will be incurred in connection with this offering and recognized in the 12 months following the consummation of the offering:

•	a non-recurring charge of approximately $2.0 million, net of tax, that will result from a prepayment premium and a write-off of deferred financing costs in connection with our prepayment of subordinated notes with a portion of the proceeds from this offering; and

•	an additional non-recurring charge of approximately $ , net of tax, that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. See “Certain Relationships and Related Party Transactions.”
       The following information is qualified by reference to and should be read in conjunction with “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA FINANCIAL DATA — (Continued)

	Historical

	Directed	Definitive
	Electronics	Technology
	For the	From January 1,			Definitive
	Year Ended	2004 through	June 2004		Technology				Pro Forma
	December 31,	September 16,	Recapitalization		Acquisition		Offering		After Offering
	2004	2004	Adjustments		Adjustments		Adjustments		Adjustments

Consolidated Statement of Operations Data:
Net sales	$189,869	$16,071							$205,940
Cost of sales	108,525	6,382							114,907

Gross profit	81,344	9,689							91,033
Total operating expenses	41,105	5,085			$535	(d)	$(552	)(h)	46,173

Income from operations	40,239	4,604			(535)		552		44,860
Other expenses:
Interest, net	16,523	(4)	$3,747	(a)	1,974	(e)	(8,608	)(i)	14,448	(k)
	—	—	457	(b)	359	(f)	—		—

Income before provision for income taxes	23,716	4,608	(4,204)		(2,868)		9,160		30,412
Provision for income taxes	9,754	—	(1,711	)(c)	708	(g)	3,727	(j)	12,478

Net income	$13,962	$4,608	$(2,493)		$(3,576)		$5,433		$17,934

Net income per share:
Basic	$3.25								$	(l)
Diluted	$2.63								$	(l)

(a)	Reflects the net increase in interest expense in connection with the corporate recapitalization, which is calculated as follows:

For the Year
Ended
December 31,
2004

Historical interest expense of old debt	$(2,986)
Interest expense due to new debt. Calculated at 5.53% for the Term Loan, 9.30% for the Senior Subordinated Notes and 12% for the Junior Subordinated Notes	6,733

Net adjustment to interest expense	$3,747

(b)	Represents amortization of debt issue costs related to the new debt.

(c)	Reflects the adjustment required to result in a pro forma tax provision based on the net increase in interest expense in connection with the corporate recapitalization at a 40.69% statutory rate.

(d)	Represents the increase in annual amortization expense of intangible assets associated with the Definitive Technology acquisition. Represents amortization of $9.5 million of identifiable intangible assets over their weighted average estimated useful lives of approximately 14 years.

UNAUDITED PRO FORMA FINANCIAL DATA — (Continued)

(e)	Reflects the interest expense on debt incurred as a result of the Definitive Technology acquisition, which is calculated as follows:

For the Year
Ended
December 31,
2004

New debt incurred for Definitive Technology acquisition	$45,000
Libor at acquisition date plus 4.25%	6.05%

Annual interest expense	2,723
Days outstanding	261

Pro forma interest expense	$1,974

(f)	Represents amortization of loan costs on debt incurred as a result of the Definitive Technology acquisition, which costs are being amortized over a period of six years.

(g)	Reflects the income tax adjustment required to result in a pro forma tax provision based on: (i) the inclusion of the operating results of Definitive Technology from January 1, 2004 through September 16, 2004 and (ii) the direct tax effects of the pro forma adjustments described herein related to the Definitive Technology acquisition at an estimated 40.7% statutory rate.

(h)	Represents the elimination of the expense associated with fees for management services that were paid to Trivest. In connection with the offering, the management agreement will be terminated.

(i)	Represents the elimination of the historical interest expense and amortization of deferred financing costs related to the $74 million of subordinated debt that is to be paid off by the offering proceeds.

(j)	Reflects the income tax adjustment required to result in a pro forma tax provision based on: (i) the elimination of the management fees and (ii) the elimination of the historical interest expense and amortization of deferred financing costs related to the subordinated debt at an estimated 40.7% effective rate.
(k)	On a pro forma basis, our annual interest expense on our variable rate debt would increase by $1.6 million for each 1% increase in interest rates.

UNAUDITED PRO FORMA FINANCIAL DATA — (Continued)

(l)	Our pro forma basic and diluted earnings per share were calculated as follows:

For the Year
Ended
December 31,
2004

Pro forma net earnings:
As reported	$
Weighted average common shares outstanding:
Weighted average shares used to compute basic EPS
Dilutive warrants
Average number of common shares outstanding for diluted computations
Incremental common shares to give effect to the issuance of our Series A common stock
Earnings per share:
Basic	$
Diluted	$

Directed®
ELECTRONICS, INC.
THE BRAND ABOVE
VIPER
PYTHON
CLIFFORD
EORION
PrecisionPower
Definitive Technology
Directed VIDEO
HORNET
AVITAL
VALET
a/d/s
BOA
Directed AUDIO
xtreme
Auto mate
DesignTech
AutoCommand
Directed MOBILE MEDIA
AUDIO
INSTALL

       Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
       The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and the New York Stock Exchange listing fee. These expenses will be borne by the Registrant.

SEC registration fee		$26,482.50
NASD filing fee		23,000.00
Blue Sky fees and expenses		*
New York Stock Exchange listing fee		150,000.00
Transfer agent and registrar fees		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
       Section 607.0850 of the Florida Business Corporation Act, or FBCA, permits, in general, a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 607.0850(6) of the FBCA permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the FBCA. Section 607.0850 of the FBCA provides that the indemnification and advancement of expense provisions contained in the FBCA shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.
       Our articles of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our articles of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.
       In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our articles of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

       We are in the process of obtaining directors’ and officers’ liability insurance with $           million of coverage.

Item 15.	Recent Sales of Unregistered Securities.
       During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended:
       In May 2002, we issued an aggregate of $6,667 of convertible promissory notes to two of our employees in consideration for services rendered to our company. We issued these promissory notes to our employees in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each employee had adequate access to information about our company through their relationship with our company or through information provided to them.
       From December 2002 to March 2004, we issued an aggregate of 27,534 shares of our Class A common stock to an aggregate of 13 of our employees in exchange for aggregate consideration of $413,005, of which $213,500 was in the form of promissory notes. We issued these shares of Class A common stock to our employees in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each employee had adequate access to information about our company through their relationship with our company or through information provided to them.
       In June 2004, in connection with our recapitalization, we issued 1,273,369 shares of our Class A common stock to an aggregate of nine existing shareholders upon the conversion of $9,011,111 in aggregate principal amount of convertible promissory notes held by those shareholders. In addition, we issued 132,491 shares of our Class B common stock to an aggregate of six entities that acted as lenders and, in certain instances, investors in connection with our recapitalization upon conversion of $800,000 in aggregate principal amount of convertible promissory notes held by those entities. We issued the shares of Class A common stock to our existing shareholders in reliance upon Section 3(a)(9) of the Securities Act of 1933 as an exchange by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. We issued the shares of Class B common stock in reliance upon Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The entities that received shares of Class B common stock in this issuance were accredited investors as defined in Rule 501(a) under Regulation D of the Securities Act of 1933.
       In June 2004, in connection with our recapitalization, we issued 32,396 shares of our Class A common stock to an aggregate of 22 of our employees upon the conversion of $9,233,111 in aggregate principal amount of convertible promissory notes held by those employees. We issued these shares of Class A common stock to our employees, who were existing security holders, in reliance upon Section 3(a)(9) of the Securities Act of 1933 as an exchange by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. Each employee had adequate access to information about our company through their relationship with our company or through information provided to them.
       In September 2004, we sold an aggregate of 354,939 shares of Class A common stock to four investment funds affiliated with Trivest Partners, L.P. for $6,000,000 in cash. We issued these shares of Class A common stock in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The entities that received the shares of Class A common stock in this issuance were accredited investors as defined in Rule 501(a) under Regulation D of the Securities Act of 1933.
       From February 2005 to July 2005, we sold an aggregate of 15,381 shares of Class A common stock to eight of our existing employees for aggregate consideration of $260,000, of which $155,000 was in the form of promissory notes. We issued these shares of Class A common stock to our employees in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each employee had adequate access to information about our company through their relationship with our company or through information provided to them.
       We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the share certificates issued in the transactions listed above bears a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of the transactions listed above represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with our company or through other access to information provided by our company, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules.
       (a) Exhibits

Exhibit
Number		Exhibit

*1		Form of Underwriting Agreement
*3	.1	Articles of Incorporation of the Registrant
*3	.2	Bylaws of the Registrant
*4	.1	Form of Common Stock Certificate
*4	.2	Amended and Restated Registration Rights Agreement
*5		Opinion of Greenberg Traurig, LLP
10.1		Form of Deferred Compensation/Salary Continuation Agreement
10.2		Form of Change In Control Severance Agreements
10.3		Amended and Restated Employment Agreement by and between the Registrant and James E. Minarik, dated as of January 1, 2004
10.4		Sale Bonus Agreement by and between the Registrant and James E. Minarik, dated as of December 7, 2004
10.5		Form of Key Employee Sale Bonus Agreement
10.6		Associate Equity Gain Program
10.7		Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of June 17, 2004
10.8		First Amendment to Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of September 17, 2004
10.9		Second Amendment to Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of February 4, 2005
10.10		Note Purchase Agreement by and among the Registrant; DEI Headquarters, Inc.; DEI Sales, Inc. (formerly Directed Electronics, Inc.); the Purchasers (as defined therein); and American Capital Financial Services, Inc., as Agent, dated as of June 17, 2004
10.11		First Amendment to Note Purchase Agreement by and among the Registrant; DEI Headquarters, Inc.; DEI Sales, Inc. (formerly Directed Electronics, Inc.); the Purchasers (as defined therein); and American Capital Financial Services, Inc., as Agent, dated as of September 17, 2004
10.12		Industrial/Commercial Lease Agreement Multi Tenant — Net by and between the Registrant and Greene Properties, Inc., dated as of July 14, 2003
10.13		First Amendment to Industrial/Commercial Lease Agreement Multi Tenant — Net by and between the Registrant and Green Properties, Inc., dated as of September 8, 2004
*10	.14†	Purchase Agreement by and between the Registrant and Nutek Corporation, dated as of December 26, 2001

Exhibit
Number		Exhibit

*10	.15†	Manufacturing and Distribution Agreement by and between the Registrant and SIRIUS Satellite Radio, Inc., dated as of April 1, 2005
*10	.16†	Vendor Agreement by and between the Registrant and Best Buy Co., Inc., dated as of April 11, 2001
*10	.17	2005 Incentive Compensation Plan and form of grant agreement
16		Letter of Ernst & Young LLP to the Securities and Exchange Commission dated August 24, 2005
21		List of Subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of Ernst & Young LLP
*23	.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
24		Power of Attorney (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.
       (b) Financial Statement Schedules
       The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.
       The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
       The undersigned registrant hereby undertakes that:
       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vista, state of California, on August 24, 2005.

DIRECTED ELECTRONICS, INC.

By:	/s/ James E. Minarik

James E. Minarik
President and Chief Executive Officer
POWER OF ATTORNEY
       KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, James E. Minarik and Richard J. Hirshberg, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James E. Minarik James E. Minarik	President, Chief Executive Officer, and Director (Principal Executive Officer)	August 24, 2005

/s/ Richard J. Hirshberg Richard J. Hirshberg	Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	August 24, 2005

/s/ Troy D. Templeton Troy D. Templeton	Chairman of the Board	August 24, 2005

/s/ Earl W. Powell Earl W. Powell	Director	August 24, 2005

/s/ Jon E. Elias Jon E. Elias	Director	August 24, 2005

Signature	Title	Date

/s/ Darrell E. Issa Darrell E. Issa	Director	August 24, 2005

/s/ Andrew D. Robertson Andrew D. Robertson	Director	August 24, 2005

EXHIBIT INDEX

Exhibit
Number		Exhibit

*1		Form of Underwriting Agreement
*3	.1	Articles of Incorporation of the Registrant
*3	.2	Bylaws of the Registrant
*4	.1	Form of Common Stock Certificate
*4	.2	Amended and Restated Registration Rights Agreement
*5		Opinion of Greenberg Traurig, LLP
10.1		Form of Deferred Compensation/Salary Continuation Agreement
10.2		Form of Change In Control Severance Agreements
10.3		Amended and Restated Employment Agreement by and between the Registrant and James E. Minarik, dated as of January 1, 2004
10.4		Sale Bonus Agreement by and between the Registrant and James E. Minarik, dated as of December 7, 2004
10.5		Form of Key Employee Sale Bonus Agreement
10.6		Associate Equity Gain Program
10.7		Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of June 17, 2004
10.8		First Amendment to Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of September 17, 2004
10.9		Second Amendment to Credit Agreement by and among the Registrant; the Lenders (as defined therein); and Wachovia Bank, National Association, as Administrative Agent, dated as of February 4, 2005
10.10		Note Purchase Agreement by and among the Registrant; DEI Headquarters, Inc.; DEI Sales Inc. (formerly Directed Electronics, Inc.); the Purchasers (as defined therein); and American Capital Financial Services, Inc., as Agent, dated as of June 17, 2004
10.11		First Amendment to Note Purchase Agreement by and among the Registrant; DEI Headquarters, Inc. DEI Sales Inc.; (formerly Directed Electronics, Inc.); the Purchasers (as defined therein); and American Capital Financial Services, Inc., as Agent, dated as of September 17, 2004
10.12		Industrial/Commercial Lease Agreement Multi Tenant — Net by and between the Registrant and Greene Properties, Inc., dated as of July 14, 2003
10.13		First Amendment to Industrial/Commercial Lease Agreement Multi Tenant — Net by and between the Registrant and Green Properties, Inc., dated as of September 8, 2004
*10	.14†	Purchase Agreement by and between the Registrant and Nutek Corporation, dated as of December 26, 2001
*10	.15†	Manufacturing and Distribution Agreement by and between the Registrant and SIRIUS Satellite Radio, Inc., dated as of April 1, 2005
*10	.16†	Vendor Agreement by and between the Registrant and Best Buy Co., Inc., dated as of April 11, 2001
*10	.17	2005 Incentive Compensation Plan and form of grant agreement
16		Letter of Ernst & Young LLP to the Securities and Exchange Commission dated August 24, 2005
21		List of Subsidiaries
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of Ernst & Young LLP
*23	.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
24		Power of Attorney (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.